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Corning has always had its eyes on the future. When we gaze into our crystal ball, we see a world where people stay connected through intuitive displays that provide real-time information at their fingertips. It's a world that depends on specialty glass. And we're excited to help bring it to life.




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Corning is the world leader in specialty glass and ceramics, creating keystone components that enable high-technology systems for consumer electronics, mobile emissions control, telecommunications, and life sciences. Corning has been making possibilities real for more than 160 years.



Wendell P. Weeks
Chairman of the Board,
Chief Executive Officer & President

To our shareholders:

Last year, Corning Incorporated celebrated its 160th anniversary. I told shareholders that I believe this is one of the most exciting times in the company's history, and that remains true. Market trends are creating new opportunities for Corning's innovations, and customers are turning to us to solve tough technology problems.

But 160 years of experience has taught us that, while Corning succeeds during good times and bad, the path rarely looks the same when we arrive at a destination as when we first started out.

At our annual investor meeting in February, we shared our plan to reach $10 billion in sales by 2014. We made significant progress toward that goal in 2011. In fact, Corning had an extremely strong year in a very tough environment. We delivered the highest annual sales in the company's history. We had significant growth in most of our businesses. We won new customers and commercialized innovative new products. And we advanced our new business portfolio.

However, we also had our share of challenges. The liquid-crystal display supply chain underwent a correction in the second half of the year, resulting in lower demand for Corning's LCD glass. An unprecedented surge in the automotive and truck industries created capacity constraints for emissions-control products. And a significant upheaval in the solar market for polysilicon, along with raw-material pricing pressure, impacted our equity venture Dow Corning Corporation.

We delivered the growth we promised at the beginning of the year, but the drivers were slightly different than we expected. Excess LCD panel capacity and price declines led to lower-than-expected growth in our Display Technologies segment. Meanwhile, our Telecommunications and Environmental Technologies segments significantly outperformed our expectations.

Once again, Corning's performance underscores the benefits of participating in diverse businesses and markets. It also demonstrates Corning's ability to manage any surprises that come our way.

Through good times and bad, we remain focused on our mission of another 160 years of innovation and independence.

A clear set of priorities guides us:

- Protect our financial health
- Invest in our future
- Always live our Values

So let's take a closer look at how Corning performed against these Operating Priorities.

2011 Highlights

Protect Our Financial Health

We create stability by maintaining a healthy balance sheet. We ended 2011 with $5.8 billion in cash and short-term investments and only $2.4 billion in debt. Our chief financial officer, James Flaws, describes Corning's current balance sheet as a "fortress." While this is colorful language from our generally conservative CFO, it is not hyperbole. Corning's exceptionally strong balance sheet ensures that we can weather bad times when they come, while also providing the flexibility to make strategic investments to improve Corning's competitive position.

We set several records for financial performance, including sales of $7.9 billion, gross margin of $3.6 billion, and an eighth consecutive year of positive free cash flow.

Net income, however, fell in 2011. Although some of this was the result of the aforementioned declines in Display Technologies and at Dow Corning, a significant portion resulted from Corning's higher tax rate. We were prepared for this change and set the expectation with shareholders well in advance.

Perhaps the most exciting thing about Corning's performance is how all business segments contributed to our strong results.

- Telecom sales were up 21% year over year, driven by strong demand for fiber-to-the-home and enterprise networking products. We won new customers, including a major contract with Australia's National Broadband Network.
- Specialty Materials sales were up 86% driven largely by Corning® Gorilla® Glass, which nearly tripled sales over 2010 and is now featured in more than 600 million devices worldwide.
- Environmental Technologies sales increased 22% over 2010 as the rebound in the automotive and trucking industries drove strong demand for Corning's emissions-control innovations.
- Life Sciences sales increased 17% as a result of our acquisition strategy.
- And while sales growth in Display Technologies was primarily driven by favorable foreign exchange rates, increased efficiencies in this segment were a key factor in Corning's strong gross margins.

These results demonstrate that we are succeeding at building a bigger, more balanced company.

Invest in the Future

Corning invests in the future three ways: capital expenditures to capture growth opportunities; strategic acquisitions to enhance our capabilities or gain access to new markets; and, most importantly, innovation to both extend Corning's leadership in our existing segments and create entirely new businesses.

In 2011, we invested more than $2.4 billion in capital expenditures. We expanded manufacturing capacity for fusion-formed glass in Harrodsburg, Kentucky, to meet the need for Gorilla® Glass and support our development of photovoltaic glass. We expanded our Environmental Technologies plants in China and Germany to meet the robust demand for automotive substrates and diesel particulate filters. We completed a $400 million expansion of our Sullivan Park science and technology center to support specialty glass adjacencies and other growth opportunities. We began adding LCD glass melting capability in Beijing to support China's growing panel industry. And we opened a new application development center in Taipei, Taiwan, to enable closer collaboration and hands-on interaction with our Asia-based customers.

We also followed through on our plan to enhance our strength in telecommunications and life sciences through external development. We strengthened our wireless expertise with the acquisition of MobileAccess. And the acquisition of Mediatech, Inc. extends Corning's drug-discovery capabilities by adding new cell-culture media and molecular biology reagents to our portfolio of labware products.

Of course, organic innovation will always be the primary way that Corning grows. Here are some highlights from our 2011 research and development efforts:

- We introduced Corning Lotus™ Glass for high-performance displays, including organic light-emitting diode (OLED) technology and next-generation LCDs.
- We commercialized ClearCurve® VSDN® fiber, bringing high-speed optical connections to consumer electronic devices.
- We improved the composition of our industry-leading cover glass, leading to the January 2012 launch of Corning® Gorilla® Glass 2, which provides unparalleled damage resistance in an incredibly thin new form factor.

We also advanced our new product portfolio. Our photovoltaic glass set a new efficiency record for full-scale solar modules with General Electric. And we leveraged Corning's proprietary fusion process to produce an ultra-slim flexible glass of exceptional surface quality that is five times thinner than standard display glass. This glass has the potential to revolutionize the manufacturing process for electronic devices and enable the production of exciting new displays.

So we continue to deliver on our innovation programs. In fact, Corning topped the Patent Board's scorecard of innovators in the industrial materials category for the fifth consecutive year, underscoring the fact that we remain one of the world's most productive research and development organizations.

Live Our Values

How we do things will always be as important as what we achieve. We live all seven of our Values — *Quality, Integrity, Performance, Leadership, Innovation, Independence,* and *The Individual* — all the time, all around the world.

"We are succeeding at building a bigger, more balanced company."

You could argue that Integrity is actually at the heart of all of them. One way we live this Value is by communicating openly and honestly. During the fourth quarter, we shared news that an LCD glass customer had informed us that the company would not be honoring its volume commitments. Although we did not yet know the details that led to this decision, we felt it was important to tell shareholders as much as we knew and explain how it could impact our performance. We were disappointed in how the stock market reacted to our announcement, but our commitment to transparency is unwavering. You can count on us to continue communicating information quickly and candidly to ensure the trust of all of our stakeholders.

Looking Ahead to 2012 and Beyond

Since 1851, Corning has kept its eyes on the future. Last year, we went a step further and shared our vision with the world in a video titled *A Day Made of Glass*. The video portrayed a world of communication and connection, where people interact with ubiquitous displays that feature intuitive interfaces and provide real-time information. We were stunned by the tremendous response to the video, which generated more than 17 million views on YouTube and prompted hundreds of inquiries from consumers and potential customers. It was good publicity, for sure, but we were most excited by the energy around this vision and the validation from companies in diverse industries that Corning's technologies and capabilities are vital.

As we head into the future, we are confident that megatrends continue to play to Corning's strengths, driving growth opportunities across our diverse businesses. The proliferation of mobile devices and touch technology creates the need for highly engineered specialty glass; the surge in Internet traffic requires massive bandwidth that only fiber-optic networks can provide; the push for a greener environment drives demand for emissions-control products and clean-energy solutions; and effective healthcare requires efficient new drug-discovery tools.

Of course, we know that the company will continue to face tough challenges as well. As the LCD industry matures, growth rates in our Display Technologies segment will continue to slow. However, we have been preparing for this scenario by creating the growth drivers for Corning's future. Our other business segments are offsetting the slower growth rate in LCD glass, and we expect to create at least one new business by 2014. Moreover, there is still a lot of opportunity in the display industry. Retail sales of LCD televisions remain strong, and screens 40 inches and larger are the fastest-growing size category. That's good for Corning because it translates into higher glass volume. And even after the LCD industry matures, Corning's Display Technologies segment will continue to generate significant cash, which we can invest in growth initiatives. Finally, the versatility of Corning's proprietary fusion manufacturing process allows us to leverage LCD glass-making capacity for new display technologies and other applications in the future.

Closing Thoughts

We're proud of our achievements in 2011 and excited about Corning's future. No doubt, 2012 brings both opportunities and challenges. We look forward to solving tough new technology problems with Corning's innovations. And we are confident in our ability to manage the challenges ahead.

This confidence is reflected in our decision in the fourth quarter to increase Corning's dividend from $0.05 to $0.075 per share and undertake a stock repurchase program of up to $1.5 billion.

We hope we have earned your confidence as well with our track record of performance. Thank you for continuing on this journey with us.

Sincerely,

Wendell P. Weeks

Wendell P. Weeks
Chairman of the Board, Chief Executive Officer & President

Financial Highlights: (in millions, except per share amounts)

	2011	2010	2009	2008	2007
Net Sales	**$7,890**	$ 6,632	$ 5,395	$ 5,948	$ 5,860
Net income attributable to Corning Incorporated	**2,805**	3,558	2,008	5,257	2,150
Diluted earnings per common share attributable to Corning Incorporated	**$ 1.77**	$ 2.25	$ 1.28	$ 3.32	$ 1.34

Corning Incorporated
2011 Annual Report
Index

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Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as the "Company," the "Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936. The Company's name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in five reportable segments: Display Technologies, Telecommunications, Environmental Technologies, Specialty Materials and Life Sciences. Corning manufactures and processes products at approximately 80 plants in 13 countries.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan, Taiwan, and China and those of Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision) in Korea develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Corning owns 50% of Samsung Corning Precision, Samsung Electronics Co., Ltd. owns 43% and three other shareholders own the remaining 7%. Samsung Corning Precision sells LCD glass to panel manufacturers in Korea, while panel manufacturers located in Japan, Taiwan, Singapore and China and other leading LCD-producing areas of the world are supplied by Corning. Samsung Corning Precision's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning is a technology leader in this market introducing large-sized glass substrates used by our customers in the production of larger LCDs for monitors and television. We are recognized for providing product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. In industry language, glass sizes advance in what are called generations. Glass substrates are currently available from Corning in sizes up to Generation 10 (2,850mm x 3,050mm). Generation 10 glass substrates are produced at an advanced manufacturing facility located at Sharp Corporation's industrial complex in Sakai City, Japan, which eliminates the need for traditional packaging, shipping, and delivery methods. Large substrates (Generation 5 and higher) allow LCD manufacturers to produce larger and a greater number of panels from each substrate. The larger size leads to economies of scale for LCD manufacturers.

Corning invented its proprietary fusion manufacturing process, which is the cornerstone of the Company's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity - essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and is thought to be the most effective process in producing large size substrates. In 2006, Corning launched EAGLE XG®, the industry's first environmentally-friendly LCD glass substrate that is free of heavy metals. In 2010, leveraging the EAGLE XG® composition, Corning introduced EAGLE XG® Slim glass, a new line of slim glass substrates which enables lighter-weight portable devices and thinner televisions and monitors. In 2011, Corning launched Corning Lotus™ Glass, an environmentally friendly, high-performance display glass developed to enable cutting-edge technologies, including organic light-emitting diode (OLED) displays and next generation liquid crystal displays (LCD). Corning Lotus Glass helps support the demanding manufacturing processes of both OLED and liquid crystal displays for high performance, portable devices such as smart phones, tablets, and notebook computers.

LCD glass manufacturing is a highly capital intensive business. Corning has made significant investments to expand its LCD glass facilities in response to customer demand. The environment is very competitive. Important attributes for success include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to this segment's operations. Corning has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Corning licenses certain of its patents to Samsung Corning Precision and other third parties and generates royalty income from these licenses. Refer to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 40% of Corning's sales for 2011.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber approximately 40 years ago and now offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-home access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; SMF-28e+™ single-mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; SMF-28® ULL fiber; LEAF® optical fiber for long-haul, regional and metropolitan networks; ClearCurve® ultra-bendable single-mode fiber for use in multiple dwelling units and fiber-to-the-home applications; ClearCurve® ultra-bendable multimode fiber for data centers and other enterprise networks; and Vascade® submarine optical fibers for use in submarine networks. Corning has two optical fiber manufacturing facilities in North Carolina and another facility in China.

A significant portion of Corning's optical fiber is sold to subsidiaries and affiliates including Corning Cable Systems LLC, Beijing CCS Optical Fiber Cable Co., Ltd., Chengdu CCS Optical Fiber Cable Co., Ltd. and Corning Cable Systems Polska Sp. Z o.o. Optical fiber is cabled by these subsidiaries prior to being sold to end users. Corning's remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include facilities in North Carolina, Poland, China, Germany and smaller regional locations and equity affiliates.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of digital subscriber lines) passive solutions and outside plant enclosures. Each of these product lines may be combined in Corning's fiber-to-the-premises solutions. Corning also provides distributed antenna system solutions for flexible wireless coverage in the rapidly growing wireless market. Corning has manufacturing operations for hardware and equipment products in North Carolina, Arizona, Virginia and Texas, as well as Europe, Mexico, Israel and China. In addition, Corning offers products for the cable television industry, including coaxial connectors and associated tools.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, although the royalty income is not currently material to this segment's operating results. Corning is licensed to use certain patents owned by others, which are considered important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Telecommunications segment represented 26% of Corning's sales for 2011.

Environmental Technologies Segment

Corning's Environmental Technologies segment manufactures ceramic substrates and filter products for emissions control in mobile and stationary applications around the world. In the early 1970's, Corning developed an economical, high-performance cellular ceramic substrate that is now the standard for catalytic converters in vehicles worldwide. As global emissions control regulations tighten, Corning has continued to develop more effective and durable ceramic substrate and filter products for gasoline and diesel applications. Corning manufactures substrate and filter products in New York, Virginia, China, Germany and South Africa. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel vehicle or engine manufacturers. Although most sales are made to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel vehicle or engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. Corning is licensed to use certain patents owned by others, which are considered important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Environmental Technologies segment represented 13% of Corning's sales for 2011.

Specialty Materials Segment

The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and protective cover glass that is optimized for portable display devices and televisions. Semiconductor optics manufactured by Corning includes high-performance optical material products, optical-based metrology instruments, and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York. Our protective cover glass, known as Corning® Gorilla® Glass, is an environmentally friendly thin sheet glass designed specifically to function as a protective cover glass for display devices such as tablets, notebook PCs, televisions and mobile phones. Elegant and lightweight, Corning Gorilla Glass is durable enough to resist many real-world events that commonly cause glass failure, enabling exciting new applications in technology and design. Early in 2012, Corning introduced Corning® Gorilla® Glass 2, the next generation in our Corning Gorilla Glass suite of products. Corning Gorilla Glass 2 enables up to a 20% reduction in glass thickness, while maintaining the industry-leading damage resistance, toughness and scratch-resistance. Corning Gorilla Glass is manufactured in Kentucky, Japan and Taiwan. Other specialty glass products include glass lens and window components and assemblies and are made in New York, New Hampshire, Kentucky and France or sourced from China.

The Specialty Materials segment represented approximately 14% of Corning's sales for 2011.

Life Sciences Segment

As a leading developer, manufacturer and global supplier of scientific laboratory products for more than 90 years, Corning's Life Sciences segment collaborates with researchers seeking new approaches to increase efficiencies, reduce costs and compress timelines in the drug discovery process. Using unique expertise in the fields of materials science, surface science, optics, biochemistry and biology, the segment provides innovative solutions that improve productivity and enable breakthrough discoveries.

Life Sciences laboratory products include general labware and equipment as well as tools and reagents for cell culture and bioprocess, genomics and proteomics, and high-throughput screening. Corning manufactures these products in Maine, New York, New Jersey, California, Utah, Mexico, Virginia, France, Poland, and China. The products are marketed worldwide, primarily through distributors, to pharmaceutical and biotechnology companies, academic institutions, hospitals, government entities, and other research facilities. In addition to being a global leader in consumable glass and plastic laboratory tools for life science research, Corning continues to be a leader with the development and production of unique technologies such as the Corning® Epic® systems for high throughput screening, the Corning® HYPERFlask® Cell Culture Vessel for increased cell yields, novel surfaces, such as the Corning® CellBIND® Surface, the Corning® Osteo-Assay surface, and the Corning® Synthemax Surface, and, through a small acquisition completed in the fourth quarter of 2011, the cellgro® brand, which includes high-quality cell culture media and molecular biology reagents related to tissue and cell culture applications.

In September 2009, Corning acquired Axygen BioScience, Inc. and its subsidiaries (Axygen). Axygen is a leading manufacturer and distributor of high quality plastic consumables, liquid handling products and bench-top laboratory equipment. The acquisition of Axygen, which was integrated into Corning's Life Sciences segment, supports Corning's strategy to expand its portfolio of life sciences products and enhance global customer access in this business. In addition to its existing Corning, Costar and Pyrex brands, Corning now sells life science products under the Axygen, Sorenson BioScience, Labnet, HTL, Gosselin, ALP and cellgro® brands.

Patent protection is important to the segment's operations. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition, through some well known trademarks, is important to the segment. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Life Sciences segment represented approximately 8% of Corning's sales for 2011.

All Other

Other products primarily include development projects and new product lines, certain corporate investments, Samsung Corning Precision's non-LCD business, Corning's Eurokera and Keraglass equity affiliates with Saint Gobain Vitrage S.A. of France, which manufacture smooth cooktop glass/ceramic products, and Corsam, an equity affiliate established between Corning and Samsung Corning Precision to provide glass technology research. Development projects and new product lines involve the use of various technologies for new products such as advanced flow reactors, thin-film photovoltaics and adjacency businesses in pursuit of thin, strong glass applications.

All Other products represented less than 1% of Corning's sales for 2011.

Additional explanation regarding Corning and its five reportable segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 20 (Reportable Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company headquartered in Michigan that manufactures silicone products worldwide. Dow Corning is a leader in silicon-based technology and innovation, offering more than 7,000 products and services. Dow Corning is the majority-owner of Hemlock Semiconductor Group, a market leader in the production of high purity polycrystalline silicon for the semiconductor and solar energy industries. Dow Corning's sales were $6.4 billion in 2011. Additional discussion about Dow Corning appears in the Legal Proceedings section. Dow Corning's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Corning also owns half of Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation that manufactures glass products for industrial uses primarily in Europe. Additional discussion about PCC and PCE appears in the Legal Proceedings section.

Additional information about corporate investments is presented in Note 7 (Investments) to the Consolidated Financial Statements.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to maintain and improve its market position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain or improve its market position or competitive advantage.

Display Technologies Segment

Corning, including Samsung Corning Precision, is the largest worldwide producer of glass substrates for active matrix LCD displays. Corning believes it has sustained its competitive advantages in LCD glass substrate products by investing in new products, such as Corning Lotus glass, providing a consistent and reliable supply and using its proprietary fusion manufacturing process. This process allows us to deliver glass that is larger, thinner and lighter, with exceptional surface quality and without heavy metals. Asahi Glass, Nippon Electric Glass and Avan Strate, Inc. are Corning's principal competitors in display glass substrates.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines, which include optical fiber and cable, and hardware and equipment. The competitive landscape includes industry consolidation, price pressure and competition for the innovation of new products. These competitive conditions are likely to persist.

Corning believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber and cable products are Furukawa Electric/OFS, Fujikura Ltd., Sumitomo Electric and Prysmian Group.

For hardware and equipment products, significant competitors are 3M Company (3M), TE Connectivity, Furukawa OFS and CommScope.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning has also established a strong presence in the heavy duty and light duty diesel vehicle market and believes its competitive advantage in automotive ceramic substrate products for catalytic converters and diesel filter products for exhaust systems is based upon global presence, customer service, engineering design services and product innovation. Corning's Environmental Technologies products face principal competition from NGK, Denso, and Ibiden.

Specialty Materials Segment

Corning is one of very few manufacturers with deep capabilities in materials science, optical design, shaping, coating, finishing, metrology, and system assembly. Additionally, we are addressing emerging needs of the consumer electronics industry with the development of chemically strengthened glass. Corning's Gorilla Glass is an environmentally friendly thin-sheet glass that is better able to survive events that most commonly cause glass failure. Its advanced composition allows a deeper layer of chemical strengthening than is possible with most other chemically strengthened glasses, making it both durable and damage resistant. Our products and capabilities in this segment position the Company to meet the needs of a broad array of markets including aerospace/ defense, display, semiconductor, astronomy, vision care, industrial/commercial, and telecommunications. For this segment, Schott, Shin-Etsu Quartz Products, Asahi Fine Glass, Carl Zeiss, Nikon, NEG, Transitions Optical, Oerlikon, Hoya and Heraeus are the main competitors.

Life Sciences Segment

Corning is a leading supplier of glass and plastic laboratory products, with a growing plastics products market presence in North America and Europe, and a solid laboratory glass products market presence. Corning seeks to maintain competitive advantages by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Greiner, Becton Dickinson, Kimble-Chase, and Duran are the principal worldwide competitors. Corning also faces increasing competition from two large distributors that have pursued backward integration or introduced private label products.

Raw Materials

Corning's production of specialty glasses, ceramics, and related materials requires significant quantities of energy, uninterrupted power sources, certain precious metals, and various batch materials.

Although energy shortages have not been a problem recently, the cost of energy remains volatile. Corning has achieved flexibility through engineering changes to take advantage of low-cost energy sources in most significant processes. Specifically, many of Corning's principal manufacturing processes can be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

Availability of resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, appears to be adequate. Corning's suppliers, from time to time, may experience capacity limitations in their own operations, or may eliminate certain product lines. Corning believes it has adequate programs to ensure a reliable supply of batch materials and precious metals. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials and proprietary equipment used in the manufacturing of products are currently sole-sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in lost sales due to delays or reductions in product shipments, or reductions in Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of our earlier patents have now expired, but Corning continues to seek and obtain patents protecting its innovations. In 2011, Corning was granted over 250 patents in the U.S. and over 500 patents in countries outside the U.S.

Each business segment possesses a patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2011, Corning and its wholly-owned subsidiaries owned over 4,750 unexpired patents in various countries of which about 2,500 were U.S. patents. Between 2012 and 2014, approximately 8% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 7,400 patent applications in process, with about 1,700 in process in the U.S. Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 500 patents in various countries, of which over 190 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2012 and 2014.

The Telecommunications segment has over 1,900 patents in various countries, of which over 900 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber, including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iii) patents relating to optical fiber connectors, termination and storage and associated methods of manufacture. A few patents relating to optical fiber manufacturing and dispersion compensating fiber will expire between 2012 and 2014.

The Environmental Technologies segment has over 400 patents in various countries of which over 200 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. There is no group of important Environmental Technologies patents set to expire between 2012 and 2014.

The Specialty Materials segment has about 500 patents in various countries of which over 275 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to protective cover glass, ophthalmics glasses and polarizing dies, and semiconductor/microlithography optics and blanks, metrology instrumentation and laser/precision optics, glass polarizers, specialty fiber, and refractories. There is no group of important Specialty Materials patents set to expire between 2012 and 2014.

The Life Sciences segment has over 220 patents in various countries of which over 100 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products as well as equipment and processes for label independent drug discovery. There is no group of important Life Sciences patents set to expire between 2012 and 2014.

Products reported in All Other include development projects, new product lines, and other businesses or investments that do not meet the threshold for separate reporting.

Many of the Company's patents are used in operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Axygen, Corning, Celcor, DuraTrap, Eagle XG, Epic, Evolant, HPFS, Lanscape, Pretium, Pyrex, ClearCurve, Steuben, SMF-28e, and Gorilla.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program has resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $14 million in 2011 and are estimated to be $9 million in 2012.

Corning's 2011 consolidated operating results were charged with approximately $39 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Employees

At December 31, 2011, Corning had approximately 28,800 full-time employees, including approximately 11,500 employees in the United States. From time to time, Corning also retains consultants, independent contractors, temporary and part-time workers. Unions are certified as bargaining agents for approximately 27% of Corning's United States employees.

Executive Officers

Wendell P. Weeks *Chairman, Chief Executive Officer and President*
Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995, vice president and general manager in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president in 1999, president, Corning Optical Communications in 2001, president and chief operating officer of Corning in 2002, and president and chief executive officer in 2005. Mr. Weeks became chairman and chief executive officer on April 26, 2007, and president on December 31, 2010. Mr. Weeks is a director of Merck & Co. Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 52.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 63.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, Administration in December 1997 and to his current position in 2002. He is responsible for Human Resources, Information Technology, Procurement and Transportation, Aviation, Community Affairs, Government Affairs, Business Services and Corporate Security. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 52.

Lawrence D. McRae *Executive Vice President, Strategy and Corporate Development*
Mr. McRae joined Corning in 1985 and served in various financial, sales and marketing positions. He was elected vice president Corporate Development in 2000, senior vice president Corporate Development in 2003, and senior vice president Strategy and Corporate Development in October 2005. He was elected to his present position in October 2010. Mr. McRae is on the board of directors of Dow Corning Corporation, and Samsung Corning Precision Materials Co., Ltd. Age 53.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was elected to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. He began his career with DuPont in 1966. Dr. Miller is a director of Greatbatch, Inc. and Dow Corning Corporation. Age 70.

Jeffrey Evenson *Senior Vice President and Operations Chief of Staff*
Dr. Evenson joined Corning in June 2011 and was elected to his current position at that time. He serves on the Management Committee and oversees a variety of strategic programs and growth initiatives. Prior to joining Corning, Dr. Evenson was a senior vice president with Sanford C. Bernstein, where he served as a senior analyst since 2004. Before that, Dr. Evenson was a partner at McKinsey & Company, where he led technology and market assessment for early-stage technologies. Age 46.

R. Tony Tripeny *Senior Vice President, Corporate Controller and Principal Accounting Officer*
Mr. Tripeny joined Corning in 1985 as the corporate accounting manager of Corning Cable Systems, and became the Keller facility's plant controller in 1989. In 1993, he was appointed equipment division controller of Corning Cable Systems and, in 1996 corporate controller. Mr. Tripeny was appointed chief financial officer of Corning Cable Systems in July 2000. In 2003, he took on the additional role of group controller, Telecommunications, Corning Incorporated. He was appointed division vice president, operations controller in August 2004, and vice president, corporate controller in October 2005. Mr. Tripeny was elected to his current position in April 2009. Age 52.

Vincent P. Hatton *Senior Vice President and General Counsel*
Mr. Hatton joined Corning in 1981 as an assistant corporate counsel and became a division counsel in 1984. Mr. Hatton was named assistant general counsel, Specialty Materials in May 1993, and director of the Legal Department in 1995. Mr. Hatton was elected vice president in 1998 and senior vice president in 2003. Mr. Hatton was elected to his current position on March 1, 2007. Age 61.

Document Availability

A copy of Corning's 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 and other filings are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC, and can be accessed electronically free of charge, through the Investor Relations line on Corning's web site at www.corning.com. The information contained on the Company's website is not included in, or incorporated by reference into, this Annual Report on Form 10-K.

Risk Factors

Set forth below are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Annual Report or otherwise have a detrimental affect on the Company. These risks should be considered in making any investment decisions in Corning. Future results could be affected materially by general industry and market conditions, changes in laws or accounting rules, general economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report. Other risks not described above, or unknown to us, may also adversely affect Corning or its results.

We operate a global business in over 100 countries that exposes both our consolidated operations and our equity method investments to additional risks. These include, but are not limited to, the following:

- Reduced consumer demand for the products our customers manufacture, notably automobiles and heavy duty trucks, LCD televisions and notebook computers resulting in lower demand for the products we sell.
- Increased competition resulting in lower sales, net income and cash flow.
- Deterioration in the financial condition of our customers resulting in reduced sales, an inability to collect receivables, payment delays or potentially their bankruptcy or insolvency.
- Increased risk of insolvency of financial institutions, which may limit Corning's liquidity in the future or adversely affect its ability to use its revolving credit facility, or result in losses from hedged transactions or from counterparty risk on various financial transactions.
- Increased turmoil in the financial markets may limit Corning's, its customers' or its suppliers' ability to access the capital markets or may result in terms and conditions for such access that are more restrictive and costly than in the past.
- Declines in our businesses that could result in material charges for restructuring or asset impairments.
- Increased risk that financial investments by our customers, suppliers or equity companies may not achieve historical levels of liquidity.
- Operations outside the U.S. are subject to many complex regulatory requirements affecting international trade and investment, including antidumping laws, export controls, the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments. Our operations may be adversely affected by changes in the substance or enforcement of these regulatory requirements, and by actual or alleged violations of them.
- Emerging markets are a focus of our international growth strategy. The developing nature of these markets presents a number of risks, such as deterioration of social, political, labor or economic conditions in a specific country or region and difficulties in staffing and managing foreign operations may also adversely affect our operations or financial results.
- Although we hedge a portion of our currency exposures, significant fluctuations in exchange rates may adversely affect our sales, net income and cash flow.
- Increased sovereign risks in various countries may affect Corning's operations, expenses or assets in those countries.

Our sales could be negatively impacted by the actions or circumstances of one or more key customers leading to the substantial reduction in orders for our products

In 2011, Corning's ten largest customers accounted for 51% of our sales.

In addition, a relatively small number of customers accounted for a high percentage of net sales in our reportable segments. For 2011, four customers of the Display Technologies segment accounted for 77% of total segment net sales when combined. In the Telecommunications segment, one customer accounted for 12% of segment net sales. In the Environmental Technologies segment, three customers accounted for 85% of total segment sales in aggregate. In the Specialty Materials segment, two customers accounted for 42% of segment sales in 2011. In the Life Sciences segment, two distributors accounted for 39% of segment sales in 2011. As a result of mergers and consolidations between customers, Corning's customer base could become more concentrated.

Samsung Corning Precision's sales were also concentrated in 2011, with sales to two LCD panel makers located in South Korea accounting for approximately 93% of total Samsung Corning Precision sales.

Any positive trends in the sales of LCD glass substrates in previous years may not continue. Our customers are LCD panel and color filter makers. Additionally, consumer preferences for panels of differing sizes, designs, price, or other seasonal factors, may lead to pauses in market growth from time to time. Our customers may not be able to maintain their profitability or access sufficient capital to fund routine maintenance and operations or planned expansions which may limit their pace of orders to us. Emerging material technologies could replace our glass substrates for certain applications resulting in a decline in demand for our LCD products. Existing or new production capacity for glass substrates may exceed the demand for them. Technologies for displays in competition with LCD panels may reduce or eliminate the need for our glass substrates. These technologies may include organic light emitting diodes and plasma display panels. New process technologies developed by our competitors may also place us at a cost or quality disadvantage. Our own process technologies may be acquired or used unlawfully by others, enabling them to compete with us. Our inability to manufacture glass substrates in the sizes and quantities needed by our customers may result in loss of revenue, margins and profits or liabilities for failure to supply. A scarcity of resources, limitations on technology, personnel or other factors resulting in a failure to produce commercial quantities of very large-size glass substrates could have adverse financial consequences to us.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. Sales in the Telecommunications segment are expected to be impacted by the pace of fiber-to-the-premises deployments by our customers such as Bell Canada, Bell Aliant, NBN Co., and Verizon Communications Inc. Our sales will be dependent on planned targets for homes passed and connected. Changes in our customers' deployment plans could adversely affect future sales in any quarter or for the full year.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions are expected to fluctuate with vehicle production. Changes in laws and regulations for air quality and emission controls may also influence future sales. Sales in our Environmental Technologies segment are mainly to three catalyzers and emission system control manufacturers. Our customers sell these systems to automobile and diesel engine original equipment manufacturers. Sales in this segment may be affected by adverse developments in the global vehicle or freight hauling industries or by such factors as higher fuel prices that may affect vehicle sales or downturns in freight traffic.

Certain sales in our Specialty Materials segment track worldwide economic cycles and our customers' responses to that cycle. In addition, any positive trends in prior years in the sales of strengthened glass for personal handheld devices and LCD television cover glass may not continue. We may experience losses relating to our inability to supply contracted quantities of this glass and processes planned to produce new versions of this glass may not be successful.

Sales in our Life Sciences segment are through two large distributors, and the remaining balance is to a variety of government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. In 2011, our two largest distributors accounted for 39% of Life Sciences' segment sales. Changes in our distribution arrangements in this segment may adversely affect this segment's financial results.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline, which would negatively impact our operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry or government standards and new product introductions. Our success is expected to depend, in substantial part, on the successful introduction of new products, or upgrades of current products, and our ability to compete with new technologies. The following factors related to our products and markets, if they do not continue as in the recent past, could have an adverse impact on our operations:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and cable and hardware and equipment, and environmental substrate and filter products at competitive prices;
- our ability to manufacture adequate quantities of increasingly larger glass substrates and strengthened glass for handheld devices, to satisfy our customers technical requirements and our contractual obligations;
- strong demand for notebook computers and LCD monitors;
- growth in purchases of LCD televisions to replace other technologies;
- screen size of LCD televisions, which affects glass demand;
- our ability to develop new products in response to government regulations and laws, particularly diesel filter products in the Environmental Technologies segment;
- growth of the fiber-to-the-premises build-out in North America, western Europe and Australia; and
- growth in emerging markets in other geographic regions such as Brazil, Russia, India and China.

We face pricing pressures in each of our leading businesses that could adversely affect our financial performance

We face pricing pressure in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we work consistently toward reducing our costs to offset pricing pressures, we may not be able to achieve proportionate reductions in costs or sustain our current rate of cost reduction. We anticipate pricing pressures will continue in the future in all our businesses.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in Taiwan, China, Japan and Korea, including an equity investment in Samsung Corning Precision operating in South Korea that makes glass substrates for the Korean LCD market. All of our Display segment customers are located in the Asia-Pacific region. As a result of these and other international operations, we face a number of risks, including:

- geographical concentration of our factories and operations and regional shifts in our customer base;
- periodic health epidemic concerns;
- complexity of managing global operations;
- difficulty in protecting intellectual property or sensitive commercial and operations data or information technology systems generally;
- tariffs, duties and other trade barriers including anti-dumping duties;
- differing legal systems, including protection and treatment of intellectual property and patents;
- natural disasters such as floods and earthquakes; and
- potential power disruption or loss affecting glass production and possibly causing equipment damage.

Any of these items could cause our sales or profitability to be significantly reduced.

Additionally, a significant amount of the specialized manufacturing capacity for our Display Technologies segment is concentrated in three overseas countries and it is reasonably possible that the operations of one or more such facilities could be disrupted. Due to the specialized nature of the assets and the customers' locations, it may not be possible to find replacement capacity quickly or substitute production from facilities in other countries. Accordingly, loss of these facilities could produce a near-term severe impact on our Display business and the Company as a whole.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese yen, New Taiwan dollar, Korean won, and Euro, affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the U.S. dollar and Japanese yen. Sales in our Display Technologies segment, representing 40% of Corning's sales in 2011, are denominated in Japanese yen. If sales grow in our Display Technologies segment, our exposure to currency fluctuations will increase. Corning hedges significant transaction and balance sheet currency exposures and uses derivative instruments to limit exposure to foreign currency fluctuations associated with certain monetary assets and liabilities as well as operating results. Although we selectively hedge these items, changes in exchange rates (especially the Japanese yen to U.S. dollar) will significantly impact our reported revenues and profits.

If the financial condition of our customers declines, our credit risks could increase

Although we have a rigorous process to administer credit and believe our allowance is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. If our customers or our indirect customers fail to meet their payment obligations for our products, we could experience reduced cash flows and losses in excess of amounts reserved. Many customers of our Display Technologies and Specialty Materials segments are thinly capitalized and/or marginally profitable. In our Environmental Technologies segment, the U.S. auto makers and certain of their suppliers have encountered credit downgrades or have filed for bankruptcy protection. These factors may result in an inability to collect receivables or a possible loss in business.

If we do not successfully adjust our manufacturing volumes and cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results and cash flow could suffer, and we may not achieve anticipated profitability levels

Investments in additional manufacturing capacity of certain businesses, including liquid crystal display glass and diesel emission substrates and filters present challenges. We may face technical and process issues in moving to commercial production and there can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. Economic results may adversely affect our ability to complete planned capacity expansion and products. It is possible that manufacturing capacity may exceed or lag customer demand during certain periods.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and dust-free environments. Changes in our manufacturing processes could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the requirements of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume, pricing and cost levels that will permit profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve satisfactory cost levels in our manufacturing activities that will fully satisfy our profitability targets.

Our future financial performance depends on our ability to purchase a sufficient amount of materials, precious metals, parts, and manufacturing equipment components to meet the demands of our customers

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of materials, precious metals, parts and components from our suppliers. We may experience shortages that could adversely affect our operations. Although we work closely with our suppliers to avoid shortages, there can be no assurances that we will not encounter these problems in the future. Furthermore, certain manufacturing equipment, raw materials or components are available only from a single source or limited sources. We may not be able to find alternate sources in a timely manner. A reduction, interruption or delay of supply, or a significant increase in the price for supplies, such as manufacturing equipment, precious metals, raw materials or energy, could have a material adverse effect on our businesses.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

We have recorded several charges for restructuring, impairment of assets, and the write-off of cost and equity-based investments in the past. In 2011, we recorded a charge for the impairment of certain assets. Certain of our equity affiliates have also recorded restructuring charges. We and our affiliates may have additional actions that result in restructuring charges in the future.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2011, Corning had goodwill and other intangible assets of $926 million. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur, especially if an economic recession occurs and continues for a lengthy period or becomes severe, or if acquisitions and investments made by the Company fail to achieve expected returns.

If our products, including materials purchased from our suppliers, experience performance issues, our business will suffer

Our business depends on the production of products of consistently high quality. Our products, components and materials purchased from our suppliers, are typically tested for quality. These testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons, our products, including materials purchased from our suppliers, may fail to perform as a customer expected. In some cases, product redesigns or additional expense may be required to address such an issue. A significant or systemic product quality issue could result in customer relations problems, lost sales, and financial damages.

We face competition in most of our businesses

We expect that we will face continuous competition from existing competitors, low cost manufacturers and new entrants. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

We may have additional tax liabilities

We are subject to income taxes in the U.S. and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We regularly are under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our financial statements in the period or periods for which that determination is made.

We earn a significant amount of our operating income from outside the U.S., and any repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for the company. In addition, there have been proposals to change U.S. tax laws that would significantly impact how U.S. multinational corporations are taxed on foreign earnings. Although we cannot predict whether or in what form this proposed legislation may pass, if enacted it could have a material adverse impact on our tax expense and cash flow.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations

Our effective tax rate could be adversely impacted by several factors, some of which are outside of our control, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- changes in tax treaties and regulations and the interpretation of them;
- changes to our assessments about the realizability of our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business;
- the outcome of current and future tax audits, examinations, or administrative appeals;
- changes in generally accepted accounting principles that affect the accounting for taxes; and
- limitations or adverse findings regarding our ability to do business in some jurisdictions.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe our tax estimates are reasonable, the final determination could be materially different from our historical tax provisions and accruals.

Accounting and disclosure rules may affect financial results

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many areas of our business, such as revenue recognition, accounting for investments, fair value estimates and accounting for stock options, are very complex and involve significant and sometimes subjective judgments. Changes in these rules or their interpretation could significantly impact our reported earnings and operating income and could add significant volatility to those measures in the future, without a corresponding change in our cash flows.

Our business depends on our ability to attract and retain talented employees

The market for highly skilled workers and leaders in our industry is extremely competitive. We are limited in our ability to recruit internationally by restrictive domestic immigration laws. If we are less successful in our recruiting efforts, or if we are unable to retain key employees, our ability to develop and deliver successful products and services may be adversely affected. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. The loss of the services of any of our key research and development, engineering or operational personnel or senior management without adequate replacement, or the inability to attract new qualified personnel, could have a material adverse effect on our operations and financial performance.

We are subject to strict environmental regulations and regulatory changes that could result in fines or restrictions that interrupt our operations

Various stages of our manufacturing processes generate chemical waste, waste water and other industrial waste and green-house gases, and we are subject to numerous laws and regulations relating to the use, storage, discharge and disposal of such substances. We have installed anti-pollution equipment for the treatment of chemical waste and waste water at our facilities. We have taken steps to control the amount of greenhouse gases created by our manufacturing operations. However, we cannot provide assurance that environmental claims will not be brought against us or that government regulators will not take steps toward adopting more stringent environment standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, or the suspension/cessation of production or operations. In addition, environmental regulations could require us to acquire costly equipment, incur other significant compliance expenses or limit or restrict production or operations and thus materially and negatively affect our financial condition and results of operations.

Changes in regulations and the regulatory environment in the U.S. and other countries, such as those resulting from the regulation and impact of global warming and CO_2 abatement, may affect our businesses and their results in adverse ways by, among other things, substantially increasing manufacturing costs, limiting availability of scarce resources, especially energy, or requiring limitations on production and sale of our products or those of our customers.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors. Changes in or enforcement of laws concerning intellectual property, worldwide, may affect our ability to prevent or address the misappropriation of, or the unauthorized use of, our intellectual property. Litigation may be necessary to enforce our intellectual property rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation that may result in loss of revenue, require us to incur substantial costs, or lead to monetary damages or injunctive relief against us. We cannot assure you as to the outcome of any such claims.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits alleging personal injury from exposure to asbestos, and adverse rulings in such lawsuits or the inability to successfully resolve such matters may adversely affect the Company. As described in Legal Proceedings, an amended PCC Plan of Reorganization was filed with the Bankruptcy Court on January 29, 2009 proposing a resolution of PCC asbestos claims. It remains reasonably possible that changes to the amended PCC Plan may be negotiated, and the elements of the plan and its approval are subject to a number of contingencies before the resolution outlined in that Plan becomes final.

We face risks through our equity method investments in companies that we do not control

Corning's net income includes significant equity earnings from associated companies. For the year ended December 31, 2011, we recognized $1.5 billion of equity earnings, of which 98% came from our two largest investments: Dow Corning (which makes silicone and high purity polycrystalline products) and Samsung Corning Precision (which primarily makes liquid crystal display glass). Samsung Corning Precision is located in the Asia-Pacific region and is subject to political and geographic risks mentioned above, as well as business and other risks within the Display Technologies segment. Our equity investments may not continue to perform at the same levels as in recent years. In 2007, we recognized equity losses associated with Samsung Corning Co., Ltd. (a 50% equity method investment that made glass panels and funnels for conventional televisions), which recorded fixed asset and other impairment charges. Dow Corning emerged from Chapter 11 bankruptcy in 2004 and has certain obligations under its Plan of Reorganization to resolve and fund claims of its creditors and personal injury claimants. Dow Corning may incur further bankruptcy charges in the future, which may adversely affect its operations or assets.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, environmental, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property including business interruption, natural catastrophe and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect in the future. Our insurance costs can be volatile and, at any time, can increase given changes in market supply and demand and our claim history. We may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our historical primary and excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching their policies. The financial health of other insurers may deteriorate. Several of our insurance carriers are litigating with us the extent, if any, of their obligation to provide insurance coverage for asbestos liabilities asserted against us. The results of that litigation may adversely affect our insurance coverage for those risks. In addition, we may not be able to obtain adequate insurance coverage for certain types of risk such as political risks, terrorism or war.

Our businesses may be subject to increased regulatory enforcement

Some of our reportable segments operate in industries with a concentrated number of competitors and customers, both foreign and domestic. While we have adopted a corporate-wide compliance program, we may become the subject of antitrust or other governmental investigations from many jurisdictions that may adversely impact our reputation or our ability to make and sell products in the future.

Acquisitions, joint ventures and strategic alliances may have an adverse effect on our business

We expect to continue making acquisitions and entering into joint ventures and strategic alliances as part of our long-term business strategy. These transactions involve significant challenges and risks including that the transaction does not advance our business strategy, that we don't realize a satisfactory return on our investment, or that we experience difficulty integrating new employees, business systems, and technology, or diversion of management's attention from our other businesses. It may take longer than expected to realize the full benefits, such as increased revenue, enhanced efficiencies, or market share, or those benefits may ultimately be smaller than anticipated, or may not be realized. These events could harm our operating results or financial condition.

Improper disclosure of personal data could result in liability and harm our reputation

We store and process personally identifiable information of our employees and, in some cases, our customers. At the same time, the continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to breaches of information security. This environment demands that we continuously improve our design and coordination of security controls across our business groups and geographies. Despite these efforts, it is possible our security controls over personal data, our training of employees and vendors on data security, and other practices we follow may not prevent the improper disclosure of personally identifiable information. Improper disclosure of this information could harm our reputation or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.

Adverse economic conditions may adversely affect our investments

We maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market, and interest rate risks, which may be exacerbated by unusual events that have affected global financial markets. A significant part of our investment portfolio consists of U.S. government securities. If global credit and equity markets experience prolonged periods of decline, or if the U.S. federal government budget process results in a default or downgrade of its debt, our investment portfolio may be adversely impacted and we could determine that more of our investments have experienced an other-than-temporary decline in fair value, requiring impairment charges that could adversely impact our financial results.

Security vulnerabilities could lead to reduced revenue, liability claims, or competitive harm

We use electronic information technology (IT) in our manufacturing processes and operations and other aspects of our business. Despite our implementation of security measures, our IT systems are vulnerable to disruptions from computer viruses, natural disasters, unauthorized access, cyber attack and other similar disruptions. A material breach in the security of our IT systems could include the theft of our intellectual property or trade secrets. To the extent that any disruptions or security breaches result in the theft, unauthorized use or publication of our intellectual property and/or confidential business information, it could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives, or otherwise adversely affect our business.

Additionally, utilities and other operators of critical energy infrastructure that serve our facilities may face heightened security risks, including cyber attacks. In the event of such an attack, disruption in service from our utility providers could disrupt our manufacturing operations which rely on a continuous source of power (electrical, gas, etc).

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act or by state governments under similar state laws, as a potentially responsible party for 18 hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2011 and 2010, Corning had accrued approximately $25 million (undiscounted) and $30 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Dow Corning Corporation. Corning and The Dow Chemical Company (Dow Chemical) each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.7 billion to the Settlement Trust. As of December 31, 2011, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2011, Dow Corning has estimated the liability to commercial creditors to be within the range of $86 million to $280 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $86 million, net of applicable tax benefits. In addition, the London Market Insurers (the LMI Claimants) claimed a reimbursement right with respect to a portion of insurance proceeds previously paid by the LMI Claimants to Dow Corning. This claim was based on a theory that the LMI Claimants overestimated Dow Corning's liability for the resolution of implant claims pursuant to the Plan. Based on settlement negotiations, Dow Corning had estimated that the most likely outcome would result in payment to the LMI Claimants in a range of $10 million to $20 million. During the third quarter, Dow Corning and the LMI Claimants settled the claim for an amount within that range. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. The remaining tort claims against Corning are expected to be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Hemlock Semiconductor Group, of which Dow Corning owns 63%, brought an action against one of its customers to enforce multiyear supply agreements requiring the customer to purchase or pay for quantities of polycrystalline silicon used in the solar power industry. Hemlock Semiconductor Group and the customer resolved the dispute during the fourth quarter. The settlement resulted in Dow Corning recognizing pre-tax income of approximately $420 million for the year ended December 31, 2011, including previously deferred revenue. After income taxes and amounts attributable to non-controlling interests, net income attributable to Dow Corning for the year ended December 31, 2011, increased by approximately $177 million from this settlement.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 9,900 other cases (approximately 38,300 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

Corning, with other relevant parties, has been involved in ongoing efforts to develop a Plan of Reorganization that would resolve the concerns and objections of the relevant courts and parties. In 2003, a plan was agreed to by various parties (the 2003 Plan), but, on December 21, 2006, the Bankruptcy Court issued an order denying the confirmation of that 2003 Plan. On January 29, 2009, an amended plan of reorganization (the Amended PCC Plan) - which addressed the issues raised by the Court when it denied confirmation of the 2003 Plan - was filed with the Bankruptcy Court.

The proposed resolution of PCC asbestos claims under the Amended PCC Plan would have required Corning to contribute its equity interests in PCC and Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and to contribute a fixed series of payments, recorded at present value. Corning would have had the option to use its shares rather than cash to make these payments, but the liability would have been fixed by dollar value and not the number of shares. The Amended PCC Plan would, originally, have required Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning would relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions.

On June 16, 2011, the Court entered an Order denying confirmation of the Amended PCC Plan. The Court's memorandum opinion accompanying the order rejected some objections to the Amended PCC Plan and made suggestions regarding modifications to the Amended PCC Plan that would allow the Plan to be confirmed. Corning and other parties have filed a motion for reconsideration, objecting to certain points of this Order. Certain parties to the proceeding filed specific plan modifications in response to the Court's opinion and Corning supported these filings. Corning and other parties also filed a motion for reconsideration objecting to certain points in the Court's opinion and Order. Proposed plan modifications will be discussed during the hearing scheduled for February 17, 2012.

The Amended PCC Plan does not include certain non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more data becomes available.

The Amended PCC Plan with the modifications addressing issues raised by the Court's June 16 opinion remains subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions that may not be achieved. The approval of the (further modified) Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. If the modified Amended PCC Plan is approved by the Bankruptcy Court, that approval will be subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation in state courts for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

Seoul Guarantee Insurance Co. and other creditors against Samsung Group and affiliates. Prior to their merger, Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately twenty-eight affiliates of the Samsung group (Samsung Affiliates) entered into with SGI and Creditors on August 24, 1999 (the Agreement). The lawsuit is pending in the courts of South Korea. Under the Agreement, it is alleged that the Samsung Affiliates agreed to sell certain shares of Samsung Life Insurance Co., Ltd. (SLI), which had been transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motors Inc. In the lawsuit, SGI and Creditors allege a breach of the Agreement by the Samsung Affiliates and are seeking the loss of principal (approximately $1.95 billion) for loans extended to Samsung Motors Inc., default interest and a separate amount for breach. On January 31, 2008, the Seoul District Court ordered the Samsung Affiliates: to pay approximately $1.3 billion by disposing of 2,334,045 shares of SLI less 1,165,955 shares of SLI previously sold by SGI and Creditors and paying the proceeds to SGI and Creditors; to satisfy any shortfall by participating in the purchase of equity or subordinate debentures issued by them; and pay default interest of 6% per annum. The ruling was appealed. On November 10, 2009, the Appellate Court directed the parties to attempt to resolve this matter through mediation. On January 11, 2011, the Appellate Court ordered the Samsung Affiliates to pay 600 billion won in principal and 20 billion won in delayed interest to SGI and Creditors. Samsung promptly paid those amounts, which approximated $550 million when translated to United States dollars, from a portion of an escrow account established upon completion of SLI's initial public offering (IPO) on May 7, 2010. On February 7, 2011, the Samsung Affiliates appealed the Appellate Court's ruling to the Supreme Court of Korea and the appeal is currently in progress. Samsung Corning Precision has not contributed to any payment related to these disputes, and has concluded that no provision for loss should be reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning or any of its affiliates.

Ellsworth Industrial Park, Downers Grove, IL Environmental Litigation. Corning has settled claims for contribution for personal injury and property damage arising from the alleged release of solvents from the operations of several corporate defendants at the Ellsworth Industrial Park into soil and groundwater. Corning has also settled a cost-recovery action by the State of Illinois against a number of corporate defendants as a result of an alleged groundwater contamination at this industrial park site. Two additional corporate defendants have made claims for contribution for property damage and cost recovery for remediations at this industrial park site, one of which has been voluntarily dismissed as to Corning. The second case was dismissed by the Court on August 12, 2009. On November 17, 2009, the Court denied plaintiff's request to file an amended complaint. On December 14, 2009, plaintiff gave notice of its appeal of the District Court's opinion and order dismissing its case to the U.S. Court of Appeals for the Seventh Circuit. On November 10, 2010, the Court of Appeals reversed the District Court and reinstated the case. At a February 3, 2011 status conference, the District Court set a date for responses to plaintiff's complaint. On March 7, 2011, Corning filed a motion to dismiss the complaint. On August 11, 2011, the District Court granted Corning's motion to dismiss. On August 15, 2011, the case was settled by agreement with respect to Corning's subsidiary, H.W. Holding Co. On October 31, 2011, the District Court dismissed the case with prejudice pursuant to the settlement agreement.

Supply Disputes. Corning has notified customers of its Environmental Technologies segment that it will be unable to fully supply all future requests for certain diesel products, but will honor its existing legal obligations. At least one customer has taken the position that Corning has a legal obligation to supply its requirements for these products for some time in the future despite the absence of an executed supply agreement or accepted purchase orders. In response, Corning has indicated it does not agree with the customer's position and Corning is under no current obligation to provide these products in the future to that customer. Corning filed an action for a declaratory judgment in the Western District of New York seeking confirmation of Corning's position on these issues. The parties have since resolved the supply issues and Corning voluntarily dismissed the declaratory judgment complaint on December 6, 2011. Corning continues to discuss an appropriate resolution of supply matters with other customers.

Chinese Antidumping Investigation. On April 22, 2010, the Chinese Ministry of Commerce initiated an antidumping investigation against manufacturers of optical fiber based in the U.S. and the European Union, alleging that standard single-mode optical fiber was sold in China at lower prices than in the respective home country. This matter does not present a claim for damages, but the Ministry may prospectively impose additional duties on imported fiber products. On April 21, 2011, the Chinese authorities issued a final decision finding a dumping margin of approximately 5.4% on certain optical fiber imported by Corning into China, having previously rejected Corning's arguments against the imposition of such duties.

Demodulation, Inc. On January 18, 2011, Demodulation, Inc. filed suit in the U.S. District Court for the District of New Jersey against Applied DNA Sciences, Inc., Corning Incorporated, Alfred University, Alfred Technology Resources, Inc., and John and Jane Does 1-10. Demodulation filed an amended complaint on August 3, 2011, alleging a conspiracy by the defendants to steal Demodulation's alleged trade secrets and other intellectual property related to glass covered amorphous metal microwires and seeks damages under various theories, including breach of contract, defamation, conspiracy, antitrust, unfair competition, interference with prospective business relations and misappropriation of trade secrets. Corning does not believe Demodulation's allegations have merit and intends to defend the case vigorously. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Trade Secret Misappropriation Suits Concerning LCD Glass Technology. On July 18, 2011, in China, Corning Incorporated filed suit in the Beijing Second Intermediate People's Court against Hebei Dongxu Investment Group Co., Ltd., which changed its name to Dongxu Group Co., Ltd. (Dongxu) for misappropriation of certain trade secrets related to the fusion draw process for manufacturing glass substrates used in active matrix liquid crystal displays (LCDs). Dongxu has filed an appeal to contest jurisdiction. On July 18, 2011, in Korea, Corning Incorporated and Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision) filed suits in the Daejeon District Court against Dongxu, one of its officers, and two other named individuals, for related trade secret misappropriation. Samsung Corning Precision is an equity company between Corning and Samsung Electronics Co., Ltd., which uses Corning LCD glass technology under license agreements with Corning. In these actions, Corning is seeking monetary damages and orders restraining Dongxu from using, disclosing, or permitting others to use, misappropriated Corning LCD glass manufacturing technology. Two of the individuals named in the Korean suit were previously convicted in Seoul Southern District Court on January 22, 2009, for the theft of certain Corning LCD glass technology that was being used by Samsung Corning Precision.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First quarter	Second quarter	Third quarter	Fourth quarter
2011				
Price range				
High	**$23.43**	**$22.05**	**$18.72**	**$15.75**
Low	**$18.93**	**$17.20**	**$11.90**	**$11.51**
2010				
Price range				
High	$20.85	$21.10	$19.39	$19.69
Low	$16.75	$15.51	$15.45	$17.15

As of December 31, 2011, there were approximately 20,788 record holders of common stock and approximately 631,350 beneficial shareholders.

Between the third quarter of 2007 and the third quarter of 2011, Corning paid a quarterly cash dividend of $0.05 per share on the Company's common stock. On October 5, 2011, Corning's Board of Directors declared a 50% increase in the Company's quarterly common stock dividend. Corning's quarterly dividend increased from $0.05 per share to $0.075 per share of common stock.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under all of our existing equity compensation plans, including our 2005 Employee Equity Participation Program, our 2003 Equity Plan for Non-Employee Directors, and 2010 Equity Plan for Non-Employee Directors, as of December 31, 2011.

	A	B	C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders (1)	65,027,000	15.91	47,683,271
Equity compensation plans not approved by security holders	0	0	0
Total	65,027,000	15.91	47,683,271

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's common stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). The graph includes the capital weighted performance results of those companies in the communications equipment company classification that are also included in the S&P 500.


Comparison of Five-Year Cumulative Total Return Among
Corning Incorporated, S&P 500 and S&P Communications Equipment
(Fiscal Years Ended December 31)
Indexed to 100
140
120
100
80
60
40
20
0
Corning Incorporated
S&P 500
S&P Communications Equipment
2006
2007
2008
2009
2010
2011

(b) Not applicable.

(c) The following table provides information about our purchases of our common stock during the fiscal fourth quarter of 2011:

Issuer Purchases of Equity Securities

Period	Number of shares purchased (1)	Average price paid per share (1)	Number of shares purchased as part of publicly announced plans or programs (2)	Approximate dollar value of shares that may yet be purchased under the plans or programs (2)
October 1-31, 2011	5,651,964	$15.04	5,580,000	$1,415,941,407
November 1-30, 2011	29,280,286	$14.35	29,280,286	$ 995,755,671
December 1-31, 2011	20,521,498	$13.49	20,482,952	$ 719,502,944
Total at December 31, 2011	55,453,748	$14.10	55,343,238	$ 719,502,944

(1) This column reflects the following transactions during the fiscal fourth quarter of 2011: (i) the deemed surrender to us of 6,765 shares of common stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to us of 103,745 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees, and (iii) the purchase of 55,343,238 shares of common stock in conjunction with the repurchase program announced in the fourth quarter of 2011.

(2) On October 5, 2011, we publicly announced authorization to repurchase up to $1.5 billion of our common stock by December 31, 2013.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2011	2010	2009	2008	2007
Results of operations					
Net sales	**$ 7,890**	$ 6,632	$ 5,395	$ 5,948	$ 5,860
Research, development and engineering expenses	**$ 671**	$ 603	$ 563	$ 627	$ 565
Equity in earnings of affiliated companies	**$ 1,471**	$ 1,958	$ 1,435	$ 1,358	$ 983
Net income attributable to Corning Incorporated	**$ 2,805**	$ 3,558	$ 2,008	$ 5,257	$ 2,150
Earnings per common share attributable to Corning Incorporated:					
Basic	**$ 1.80**	$ 2.28	$ 1.30	$ 3.37	$ 1.37
Diluted	**$ 1.77**	$ 2.25	$ 1.28	$ 3.32	$ 1.34
Cash dividends declared per common share	**$ 0.23**	$ 0.20	$ 0.20	$ 0.20	$ 0.10
Shares used in computing per share amounts:					
Basic earnings per common share	**1,562**	1,558	1,550	1,560	1,566
Diluted earnings per common share	**1,583**	1,581	1,568	1,584	1,603
Financial position					
Working capital	**$ 6,580**	$ 6,873	$ 3,982	$ 2,567	$ 2,782
Total assets	**$27,848**	$25,833	$21,295	$19,256	$15,215
Long-term debt	**$ 2,364**	$ 2,262	$ 1,930	$ 1,527	$ 1,514
Total Corning Incorporated shareholders' equity	**$21,078**	$19,375	$15,543	$13,443	$ 9,496
Selected data					
Capital expenditures	**$ 2,432**	$ 1,007	$ 890	$ 1,921	$ 1,262
Depreciation and amortization	**$ 957**	$ 854	$ 792	$ 695	$ 607
Number of employees	**28,800**	26,200	23,500	27,000	24,800

Reference should be made to the Notes to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Organization of Information

Management's Discussion and Analysis provides a historical and prospective narrative on the Company's financial condition and results of operations. This discussion includes the following sections:

- Overview
- Results of Operations
- Reportable Segments
- Liquidity and Capital Resources
- Environment
- Critical Accounting Estimates
- New Accounting Standards
- Forward-Looking Statements

OVERVIEW

Although Corning's net income declined in 2011 when compared to 2010, the majority of our segments experienced healthy sales growth, despite the challenging 2011 economic environment. The largest driver of Corning's sales increase was the robust retail demand for portable display devices that utilize our Corning Gorilla Glass. Our Telecommunications segment also experienced significant sales growth in 2011 due to strong fiber-to-the-premises, enterprise network products, and optical fiber and cable sales. In addition, sales increased 22% in 2011 in our Environmental Technologies segment, reflecting increased demand worldwide for automotive and diesel products. Sales in the Life Sciences segment were higher primarily due to an increase in demand for the segment's legacy products, combined with the impact of a small acquisition completed in the fourth quarter of 2010. Sales in our Display Technologies segment were only slightly higher in 2011 when compared to the prior year, reflecting volume growth and favorable movements in foreign exchange rates, offset by significantly lower prices. Results in this segment reflect the excess glass capacity in the market, driven by lower than anticipated worldwide glass volume growth in 2011. Corning is addressing the current imbalance between glass supply and demand by reducing worldwide glass capacity in our Display Technologies and Specialty Materials segments by approximately 25%, impacting LCD glass capacity as well as Corning Gorilla Glass capacity.

For the year ended December 31, 2011, we generated net income of $2.8 billion or $1.77 per share compared to net income of $3.6 billion or $2.25 per share for 2010. When compared to last year, the decrease in net income was due largely to the following items:

- Lower net income in the Display Technologies segment due to a significant decrease in equity earnings from our equity affiliate Samsung Corning Precision, reflecting higher taxes, lower volume and substantial price declines, combined with a decrease in net income in our wholly-owned business, driven by price declines;
- A decrease in equity earnings from our equity affiliate Dow Corning, primarily due to significantly higher raw materials costs, the absence of non-recurring favorable tax items recorded in 2010 and a sales shift from higher priced, higher margin silicones to lower priced, lower margin silicones. The decrease in equity earnings was offset somewhat by an $89 million gain associated with the resolution of a contract dispute by Hemlock Semiconductor Group against one of its customers relating to enforcement of long-term supply agreements. Hemlock Semiconductor Group is Dow Corning's consolidated subsidiary that makes high purity polycrystalline silicon for the semiconductor and solar industries;
- The absence of the benefit of the settlement of business interruption and property damage insurance claims in 2010 impacting our Display Technologies segment in the amount of $324 million (pre-tax);
- A $130 million impairment charge (pretax) impacting our Specialty Materials segment related to certain assets located in Japan used in the ion exchange process for the production of large cover glass; and
- An increase in our effective tax rate due to the following:
  - The absence of the favorable tax impact from the decision to repatriate earnings from certain foreign subsidiaries in 2010 in the amount of $265 million; and
  - The expiration of tax holidays in Taiwan.

The decrease in net income in 2011 was offset somewhat from the favorable impact of movements in foreign exchange rates in the amount of $219 million, and higher net income in our Telecommunications and Environmental Technologies segments.

Corning remains committed to a strategy of growing through global innovation while preserving our independence. This strategy has served us well. Our key priorities for 2011 were similar to those in prior years: protect our financial health and invest in the future. During 2011, we made the following progress on these priorities:

Financial Health

Our financial position remained sound and we delivered strong cash flows from operating activities. Significant items in 2011 included the following:

- Our debt to capital ratio at December 31, 2011 was 10%, slightly lower than our debt to capital ratio of 11% at December 31, 2010.
- Operating cash flow for the year was $3.2 billion.
- We ended the year with over $5.8 billion of cash and short-term investments.
- Corning's Board of Directors declared a 50% increase in the company's quarterly common stock dividend.
- We repurchased 55 million shares of common stock for $780 million as part of a repurchase program announced in the fourth quarter. These actions reflect our significant cash balance and the belief that we will continue to achieve strong cash flows in the future.

Investing in our future

We continue to focus on the future and on what we do best – creating keystone components that enable high-technology systems. We remain committed to investing in research, development and engineering to drive innovation. We continue to work on new products, including glass substrates for high performance displays, OLED and LCD applications, diesel filters and substrates, and the optical fiber, cable and hardware and equipment that enable fiber-to-the-premises, and next generation data centers. In addition, in 2011, we increased our focused on wireless solutions for diverse venue applications such as Distributed Antenna Systems, fiber-to-the-cell and antennas. We have increased our research, development and engineering spending to support the advancement of new product attributes for our Corning Gorilla Glass suite of products. We will continue to focus on adjacent glass opportunities, including products such as glass substrates for thin-film photovoltaics in solar applications, which leverage existing materials or manufacturing processes.

Our research, development and engineering expenditures increased by $68 million in 2011 when compared to 2010, but remained relatively constant as a percentage of net sales. We believe our spending levels are appropriate to support our technology and innovation strategies.

Capital spending increased significantly in 2011 when compared to 2010, largely as a result of several multi-year investment plans announced in 2010 that will increase manufacturing capacity in several of our reportable segments. Specifically, the increase in spending in 2011 was driven by construction costs for an LCD glass substrate facility in China for our Display Technologies segment and a capacity expansion project for Specialty Materials' Corning Gorilla Glass in Japan. Capital expenditures in 2011 also include spending in the Environmental Technologies segment to expand its existing automotive substrate facilities in Shanghai, China and Kaiserslautern, Germany, and in the Life Sciences segment to establish a manufacturing and distribution facility in WuJiang, China. Total capital expenditures for 2011 were $2.4 billion. In 2011, approximately $1.3 billion was invested in our Display Technologies segment and approximately $348 million was invested in our Specialty Materials segment.

We expect our 2012 capital spending to be about $1.8 billion. Approximately $800 million will be allocated to our Display Technologies segment, of which approximately $400 million will be related to 2011 capital projects.

Corporate Outlook

Corning expects moderate sales growth in 2012, led by an increase in demand in our Telecommunications and Environmental Technologies segments. We believe worldwide demand for LCD glass in 2012 will increase from 3.2 billion square feet to approximately 3.6 billion square feet when compared to 2011, driven by the combination of an increase in retail sales of LCD televisions and the demand for larger television screen sizes, coupled with growth in the personal computer market. We expect cumulative double-digit price declines in our Display segment over the two-quarter period beginning in the fourth quarter of 2011. We are hopeful that sequential quarterly price declines in 2012 will be moderate. Net income will be negatively impacted by lower equity earnings from our equity affiliate Dow Corning, driven by lower demand and price declines in both silicone products and at Hemlock Semiconductor Group, Dow Corning's consolidated subsidiary that makes high purity polycrystalline silicon for the semiconductor and solar industries. We may take advantage of acquisition opportunities that support the long-term strategies of our businesses. We remain confident that our strategy to grow through global innovation, while preserving our financial stability, will enable our continued long-term success.

RESULTS OF OPERATIONS

Selected highlights from our continuing operations follow (dollars in millions):

				% change	
	2011	2010	2009	11 vs. 10	10 vs. 09
Net sales	**$7,890**	$6,632	$5,395	19	23
Gross margin	**$3,566**	$3,049	$2,093	17	46
(gross margin %)	**45%**	46%	39%		
Selling, general and administrative expense	**$1,033**	$1,015	$ 881	2	15
(as a % of net sales)	**13%**	15%	16%		
Research, development and engineering expenses	**$ 671**	$ 603	$ 563	11	7
(as a % of net sales)	**9%**	9%	10%		
Restructuring, impairment and other charges (credits)	**$ 129**	$ (329)	$ 228	*	*
(as a % of net sales)	**2%**	(5)%	4%		
Asbestos litigation charge (credit)	**$ 24**	$ (49)	$ 20	*	*
(as a % of net sales)	**0%**	(1)%	0%		
Equity in earnings of affiliated companies	**$1,471**	$1,958	$1,435	(25)	36
(as a % of net sales)	**19%**	30%	27%		
Income before income taxes	**$3,213**	$3,845	$1,934	(16)	99
(as a % of net sales)	**41%**	58%	36%		
(Provision) benefit for income taxes	**$ (408)**	$ (287)	$ 74	42	(488)
(as a % of net sales)	**(5)%**	(4)%	1%		
Net income attributable to Corning Incorporated	**$2,805**	$3,558	$2,008	(21)	77
(as a % of net sales)	**36%**	54%	37%		

* The percentage change calculation is not meaningful.

Net Sales

Net sales in 2011 increased 19% when compared to the prior year, due to sales growth in all of our segments, with the largest increases occurring in the Specialty Materials, Telecommunications and Environmental segments. Sales in the Specialty Materials segment increased by 86%, due to the strong demand for Corning Gorilla Glass that is used as cover glass in portable handheld display devices, tablets and notebook computers. Telecommunications segment sales increased due to strength across all of their product lines, most significantly in optical fiber and cable and fiber-to-the-premises products. Sales in the Environmental Technologies segment were higher, driven by higher demand for our diesel products. Additionally, the net positive impact of movements in foreign exchange rates impacted sales in the amount of $345 million.

Net sales in 2010 increased 23% due to higher sales in all of our segments when compared to 2009, driven by volume growth in all of our segments and from the net positive impact of movements in foreign exchange rates. We saw demand increase for all of our LCD products, led by strong growth of LCD televisions outside of the United States. Sales in our Specialty Materials segment in 2010 increased 75% when compared to 2009, due to strong demand for Corning Gorilla Glass products. Sales were also strong in both our Environmental Technologies and Life Sciences segments, up 38% and 39%, respectively.

In 2011, net sales into international markets accounted for 78% of net sales. For 2010 and 2009, net sales into international markets accounted for 74% and 76%, respectively, of net sales.

Cost of Sales

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

Gross Margin

For 2011, gross margin dollars increased when compared to 2010, but declined slightly as a percentage of sales. Improvements in gross margin were driven by the impact of strong sales in the Specialty Materials segment, along with volume increases and manufacturing efficiency gains in the Environmental Technologies segment. Offsetting these gains was the impact of significant price declines in our Display Technologies segment.

For 2010, gross margin dollars and as a percentage of net sales increased significantly when compared to 2009, due primarily to the impact of volume increases in the Display Technologies segment, offset somewhat by price declines. Improvements were also driven by strong sales in the Environmental Technologies and Specialty Materials segments, as well as cost reduction efforts and manufacturing efficiency improvements.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for 2011 increased slightly when compared to 2010, due primarily to an increase in salaries, partially as a result of three small acquisitions completed within the past 15 months, offset by an adjustment to performance-based compensation costs and a credit of $27 million resulting from a reduction in a contingent liability associated with an acquisition recorded in the first quarter of 2011. As a percentage of net sales, selling, general, and administrative expenses in 2011 were down considerably when compared to 2010, because the rate of increase in sales exceeded the rate of increase in spending for selling, general, and administrative costs.

Selling, general, and administrative expenses for 2010 were up when compared to 2009, due primarily to higher compensation-related costs and the costs of integrating new businesses, offset by the impact of restructuring actions completed in 2009. As a percentage of net sales, selling, general, and administrative expenses in 2010 were down slightly when compared to 2009, because the rate of increase in sales exceeded the rate of increase in spending for selling, general, and administrative costs.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

Research, Development and Engineering Expenses

Research, development and engineering expenses for 2011 increased by $68 million to $671 million in 2011 when compared to 2010, but remained relatively constant as a percentage of net sales. Corning's research, development and engineering expenses are currently focused on our Specialty Materials and Telecommunications segments as we strive to capitalize on growth opportunities in those segments. We believe our spending levels are adequate to support our technology and innovation strategies.

Research, development and engineering expenses increased by $40 million in 2010 when compared to 2009, but declined slightly as a percentage of net sales. Increased spending in 2010 was driven primarily by the Display Technologies, Environmental Technologies and Telecommunications segments.

Restructuring, Impairment, and Other Charges and Credits

Corning recorded restructuring, impairment, and other charges and credits in 2011, 2010 and 2009, which affect the comparability of our results for the periods presented. A description of those charges and credits follows:

2011 Activity

In the fourth quarter of 2011, Corning recorded an impairment charge in the amount of $130 million related to certain assets located in Japan used in the ion exchange process for the production of large cover glass. Large cover glass is primarily used as a cover sheet of strengthened glass for frameless (bezel-less) LCD displays. The large cover glass impairment charge represents a write-down of assets specific to the glass-strengthening process for large size cover glass to their relative fair market values as of the date of impairment. This asset group includes machinery and equipment used in the ion exchange process and facilities dedicated to the ion exchange process. Additional information on the asset impairment is found in Note 9 (Property, Net of Accumulated Depreciation) and Note 16 (Fair Value Measurements) to the Consolidated Financial Statements.

2010 Activity

In the fourth quarter of 2010, we recorded $324 million in other credits as settlement of business interruption and property damage insurance claims resulting from two events which impacted production at several of our LCD glass manufacturing facilities. In August 2009, an earthquake halted production at one of our LCD glass manufacturing facilities in Japan and in October 2009, production at our facility in Taichung, Taiwan was impacted by a power disruption.

2009 Activity

In response to anticipated lower sales in 2009, we recorded charges of $228 million primarily for a corporate-wide restructuring plan to reduce our global workforce. The charges included costs for severance, special termination benefits, outplacement services, and the impact of a $32 million curtailment loss for postretirement benefits in 2009. Total cash expenditures associated with these actions were approximately $150 million, with the majority of spending for employee-related costs completed by 2010 and payments for exit activities substantially completed by the end of 2011. Annualized savings from these actions are about $224 million and are reflected largely in cost of sales and selling, general, and administrative expenses.

Asbestos Litigation

In 2011, we recorded an increase to our asbestos litigation liability of $24 million compared to a net decrease in 2010 of $49 million. The net decrease in 2010 was due primarily to a $54 million decrease to our estimated liability for asbestos litigation that was recorded in the first quarter of 2010, as a result of the change in terms of the proposed settlement of the PCC asbestos claims. For the remainder of 2010, we recorded net credit adjustments to our asbestos litigation liability of $5 million to reflect the change in value of the estimated settlement liability. In 2009, we recorded an increase to our asbestos litigation liability of $20 million.

Our asbestos litigation liability was estimated to be $657 million at December 31, 2011, compared with an estimate of $633 million at December 31, 2010. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the proposed Amended PCC Plan is ultimately effective, and a portion of the obligation fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

See Legal Proceedings for additional information about this matter.

Equity in Earnings of Affiliated Companies, Net of Impairments

The following provides a summary of equity earnings of affiliated companies, net of impairments (in millions):

	Years ended December 31,		
	2011	2010	2009
Samsung Corning Precision	**$1,031**	$1,473	$1,115
Dow Corning	**404**	444	287
All other	**36**	41	33
Total equity earnings	**$1,471**	$1,958	$1,435

Equity earnings of affiliated companies decreased in 2011, reflecting lower earnings performance at both Samsung Corning Precision and at Dow Corning, when compared to last year.

The change in equity earnings from Samsung Corning Precision is explained more fully in the discussion of the performance of the Display Technologies segment and in All Other.

Equity earnings from Dow Corning were lower in 2011 when compared to 2010. The decline in equity earnings was largely due to the following items:

- An increase in raw material costs of slightly above $100 million;
- A sales shift from higher priced, higher margin silicones to lower priced, lower margin silicones; and
- A decrease in advanced energy manufacturing tax credits.

The decrease in equity earnings from Dow Corning was partially offset by a gain in the amount of $89 million associated with the resolution of a contract dispute by Dow Corning's consolidated subsidiary, Hemlock Semiconductor Group (Hemlock), a producer of high purity polycrystalline silicon for the semiconductor and solar industries, against one of its customers relating to enforcement of long-term supply agreements.

In the second half of 2011, Dow Corning began experiencing unfavorable industry conditions at Hemlock. Declines in governmental subsidies in the solar panel industry, especially in Europe, and over-capacity at all levels of the solar supply chain led to significant declines in polycrystalline spot prices. The decline in spot prices was large enough to potentially induce Hemlock customers to default on their long term contracts. In response, Hemlock modified a number of sales agreements to provide temporary pricing relief while preserving the long-term favorable relationships with its customers. In addition, Hemlock decided to delay certain plant expansion activities until market conditions for polycrystalline silicon have improved. Prices for polycrystalline silicon are expected to remain at these substantially lower levels throughout 2012, negatively impacting profitability at Hemlock and resulting in lower equity earnings from Dow Corning in 2012 when compared to 2011.

The increase in equity earnings from Dow Corning in 2010 when compared to 2009 was primarily due to the following items:

- An increase in sales of 18%, resulting from strength in Dow Corning's traditional silicone products and improved volume at Hemlock;
- The positive impact of advanced energy manufacturing tax credits approved by the U.S. government for Dow Corning's manufacturing expansion projects that support the solar industry. Corning's share of these credits was $21 million;
- The release of valuation allowances on foreign deferred tax assets. The impact to Corning was $26 million; and
- The absence of restructuring charges in the amount of $29 million recorded in 2009 for our share of costs associated with Dow Corning's global workforce reduction.

Other Income (Expense), Net

"Other income (expense), net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2011	2010	2009
Royalty income from Samsung Corning Precision	**$219**	$265	$232
Foreign currency transaction and hedge losses, net	**(43)**	(22)	(54)
Loss on retirement of debt		(30)	
Net realized losses of available-for-sale securities		(2)	(2)
Net loss (income) attributable to noncontrolling interests	**3**	2	(6)
Other, net	**(61)**	(29)	1
Total	**$118**	$184	$171

Income Before Income Taxes

In addition to the items identified under Gross margin, Restructuring, impairment and other charges (credits), Asbestos litigation charge (credit), and Other income, net, movements in foreign exchange rates also impacted results for the years presented. In 2011, Income before income taxes included $256 million from the positive impact of movements in foreign exchange rates when compared to 2010. In 2010, Income before income taxes included $229 million for the positive impact of movements in foreign exchange rates when compared to the previous year.

Provision (Benefit) for Income Taxes

Our provision (benefit) for income taxes and the related effective income tax rates were as follows (in millions):

	Years ended December 31,		
	2011	2010	2009
Provision (benefit) for income taxes	**$ 408**	$287	$ (74)
Effective tax rate	**12.7%**	7.5%	(3.8)%

The effective income tax rate for 2011 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies;
- The impact of equity in earnings of affiliated companies;
- The benefit of tax holidays and investment credits in foreign jurisdictions; and
- A $41 million tax benefit from amending our 2006 U.S. Federal return to claim foreign tax credits.

The effective income tax rate for 2010 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies;
- The impact of equity in earnings of affiliated companies;
- The benefit of tax holidays and investment credits in foreign jurisdictions;
- The benefit of excess foreign tax credits from repatriation of current year earnings of certain foreign subsidiaries; and
- The impact of the reversal of the deferred tax assets associated with a tax exempt subsidy attributable to our other postretirement benefits liability.

The effective income tax rate (benefit) for 2009 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies;
- The impact of equity in earnings of affiliated companies;
- The benefit of tax holidays and investment credits in foreign jurisdictions;
- The benefit of the U.S. Research and Experimentation tax credit for years 2005-2009;
- The benefit of recording additional deferred tax assets for a tax exempt subsidy attributable to our OPEB liability; and
- The impact of the net increase in valuation allowances due to changes in judgment on the realizability of certain state and foreign deferred tax assets.

Corning has valuation allowances on certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other foreign net operating loss carry forwards and federal and state tax credits, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. U.S. profits of approximately $7.8 billion will be required to fully realize the deferred tax assets as of December 31, 2011. Of that amount, $4.2 billion of U.S. profits will be required over the next 14 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards. The remaining deferred tax assets will be realized as the underlying temporary differences reverse over an extended period. The amount of U.S. and foreign deferred tax assets that had valuation allowances at December 31, 2011 and 2010 was $219 million and $214 million, respectively.

We currently provide income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2011, taxes have not been provided on approximately $10.8 billion of accumulated foreign unremitted earnings that are expected to remain invested indefinitely. It is not practical to calculate the unrecognized deferred tax liability on those earnings.

Certain foreign subsidiaries in China and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out through 2015 according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 2.0, 3.1 and 7.3 percentage points for 2011, 2010 and 2009, respectively.

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

Refer to Note 6 (Income Taxes) to the Consolidated Financial Statements for further details regarding income tax matters.

Net Income Attributable to Corning Incorporated

As a result of the items discussed above, net income and per share data was as follows (in millions, except per share amounts):

	Years ended December 31,		
	2011	2010	2009
Net income attributable to Corning Incorporated	**$2,805**	$3,558	$2,008
Basic earnings per common share	**$ 1.80**	$ 2.28	$ 1.30
Diluted earnings per common share	**$ 1.77**	$ 2.25	$ 1.28
Shares used in computing per share amounts			
Basic earnings per common share	**1,562**	1,558	1,550
Diluted earnings per common share	**1,583**	1,581	1,568

REPORTABLE SEGMENTS

Our reportable segments are as follows:

- Display Technologies - manufactures glass substrates for flat panel liquid crystal displays.
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies - manufactures ceramic substrates and filters for automotive and diesel applications. This reportable segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials - manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

All other reportable segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other". This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our reportable segments in the respective segment's net income. We have allocated certain common expenses among our reportable segments differently than we would for stand-alone financial information. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

Effective January 1, 2009, we began providing U.S. income tax expense (or benefit) on U.S. earnings (losses) due to the change in our conclusion about the realizability of our U.S. deferred tax assets in 2008. As a result of the change in our tax position, we adjusted the allocation of taxes to our reportable segments in 2009 to reflect this difference. The impact of changing our allocation methodology was not significant.

Display Technologies

(dollars in millions):

				% change	
	2011	2010	2009	11 vs. 10	10 vs. 09
Net sales	**$3,145**	$3,011	$2,426	4	24
Equity earnings of affiliated companies	**$1,027**	$1,452	$1,102	(29)	32
Net income	**$2,349**	$2,993	$1,992	(22)	50

2011 vs. 2010

The end market for LCD televisions was up slightly, with unit growth rates remaining consistent with or exceeding our expectations across all geographic regions. Additionally, larger-sized LCD televisions were the fastest growing size category in 2011 and have resulted in area growth rates that were even higher than unit growth rates. However, because Corning sells to panel makers and not to end market consumers, supply chain expansion and contraction for this industry are key factors in Corning's sales volume. While end market demand continues to grow in all LCD applications, inventory levels within the LCD supply chain have not kept pace with this growth, and have, in fact, declined in absolute terms during 2011 when compared to 2010, resulting in lower volume and excess capacity in the supply chain. As a result, Corning announced in the fourth quarter of 2011 that it would reduce capacity at our wholly-owned business by delaying the start-up of new glass melting tanks, as well as postponing the relight of tanks that were removed from service for normal repair. Our equity affiliate, Samsung Corning Precision, took similar actions in the fourth quarter of 2011.

The slight increase in net sales in the Display Technologies segment in 2011, compared to 2010, was driven primarily by the favorable impact of approximately $300 million from movements in foreign exchange rates. Net sales of this segment are denominated in Japanese yen and, as a result, are susceptible to movements in the U.S. dollar-Japanese yen exchange rate. Volume growth in 2011 was more than offset by price declines, when compared to 2010.

When compared to 2010, the decrease in equity earnings from Samsung Corning Precision in 2011 reflected volume and price declines, offset somewhat by the favorable impact of approximately $120 million from movements in foreign exchange rates. Equity earnings of Samsung Corning Precision are impacted by movements in both the U.S. dollar - Japanese yen and U.S. dollar - Korean won exchange rates. The impact of the supply chain contraction and excess capacity has been more severe in Korea, resulting in higher price and volume declines at Samsung Corning Precision than at our wholly-owned business. Additionally, in the fourth quarter of 2011, although Samsung Corning Precision significantly reduced its glass pricing in light of the current state of glass supply in the industry, it did not recover market share that was lost in the third quarter. Due to these market dynamics, Samsung Corning Precision reduced its glass melting capacity, as described above. Equity earnings were also negatively impacted by higher taxes due to the partial expiration of a Korean tax holiday and the absence of a $61 million credit for our share of a revised tax holiday calculation agreed to by the Korean National Tax service recorded in 2010.

When compared to 2010, the decrease in net income in the Display Technologies segment in 2011 reflects the impact of lower equity earnings, price declines and a decrease in royalty income, partially offset by improved manufacturing efficiency and the favorable impact of approximately $230 million from foreign exchange rate movements. Net income was also negatively impacted by the absence of a pre-tax credit recorded in 2010 in the amount of $324 million as settlement of business interruption and property damage insurance claims.

A number of Corning's patents and know-how are licensed to Samsung Corning Precision, as well as to third parties, which generates royalty income. Royalty income from Samsung Corning Precision decreased in 2011, when compared to 2010, reflecting the decline in sales volume at Samsung Corning Precision. Corning and Samsung Corning Precision have agreed that, for a five-year period commencing December 1, 2011, the applicable royalty rate will be reduced by approximately 50% compared to the prior five years. Refer to Note 7 (Investments) to the Consolidated Financial Statements for more information about related party transactions.

2010 vs. 2009

The increase in net sales in 2010 when compared to 2009 reflected an increase in volume of more than 25% and the positive impact of $179 million from movements in foreign exchange rates, offset by price declines of 8%. Volume gains in 2010 were led by strong growth in demand for LCD televisions outside of the United States, coupled with a replenishment of this industry's supply chain.

Equity earnings of Samsung Corning Precision in 2010 increased by 32% when compared to 2009 due to volume gains of almost 20%, improved manufacturing performance, and by the positive impact of $90 million from movements in foreign exchange rates, offset somewhat by price declines of 7%. Equity earnings of Samsung Corning Precision are impacted by movements in both the U.S. dollar - Japanese yen and U.S. dollar - Korean won exchange rates. Equity earnings were also positively impacted by a $61 million credit for our share of a revised Samsung Corning Precision tax holiday calculation agreed to by the Korean National Tax service.

When compared to 2009, the increase in net income in 2010 primarily reflects the impact of the volume increases described above at both our wholly-owned business and Samsung Corning Precision and the impact of an insurance settlement for business interruption and property damage insurance claims, partially offset by price declines. The insurance settlement relates to two events in 2009 which impacted production at our LCD glass manufacturing facilities. In August 2009, an earthquake halted production at one of our LCD glass manufacturing facilities in Japan and, in October 2009, production at our facility in Taichung, Taiwan was impacted by a power disruption. We recorded a pre-tax credit in 2010 in the amount of $324 million as settlement of business interruption and property damage insurance claims related to these two events. Results also improved due to the absence of $31 million of restructuring charges impacting 2009 net income. Net income included royalty income from Samsung Corning Precision that was higher in 2010 when compared to 2009, reflecting the improvements in sales volume at Samsung Corning Precision. Net income in 2010 also includes the favorable impact of $182 million from movements in foreign exchange rates when compared to 2009.

Other Information

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan, China and Taiwan. In 2011, four customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for a combined 77% of total segment sales. For 2010 and 2009, three customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 72% and 62%, respectively, of total segment sales when totaled. Our customers face the same global economic dynamics as we do in this market. While we are not aware of any significant customer credit issues, our near-term sales and profitability would be impacted if any of these significant customers were unable to continue to purchase our products.

In addition, Samsung Corning Precision's sales are concentrated across a small number of its customers. In 2011, 2010 and 2009, sales to two LCD panel makers located in Korea accounted for approximately 93% of Samsung Corning Precision sales in each of those three years.

Corning has invested heavily to expand capacity to meet the projected demand for LCD glass substrates. In 2011, 2010 and 2009, capital spending in this segment was $1.3 billion, $497 million, and $552 million, respectively. We expect capital spending for 2012 to be approximately $800 million, of which approximately $400 million will be related to spending from 2011 capital projects.

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment would supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to advance cash deposits to Corning for a portion of the contracted glass to be purchased. We received our last deposit of $105 million in July 2007 and do not expect to receive additional deposits related to these agreements. During 2011, 2010 and 2009, we issued $28 million, $83 million, and $253 million, respectively, in credits that were applied to customer receivable balances when payments were due. As of December 31, 2011, no additional deposits have been received and all amounts previously owed as credits have been applied to customer receivable balances when payments were due. Refer to Note 11 (Other Liabilities) to the Consolidated Financial Statements for additional information.

Outlook:
We expect the overall LCD glass retail market to increase from 3.2 billion square feet in 2011 to approximately 3.6 billion square feet in 2012. We believe that the long-term market drivers will be LCD television growth, driven by growth of larger-sized LCD televisions and increased demand in emerging regions, as well as continued growth in the personal computer market.

In the first quarter of 2012, we expect volume at our wholly-owned business to be consistent with the fourth quarter of 2011. We anticipate volume at Samsung Corning Precision to be flat to down in the double-digits, depending upon the outcome of negotiations with a key customer, when compared to the fourth quarter of 2011. We expect cumulative double-digit price declines over the two-quarter period beginning in the fourth quarter of 2011.

The end market demand for LCD televisions, monitors and notebooks is dependent on consumer retail spending, among other things. We are cautious about the potential negative impacts that economic conditions, particularly a global economic recession, excess market capacity and world political tensions could have on consumer demand. While the industry has grown rapidly in recent years, economic volatility along with consumer preferences for panels of differing sizes, prices, or other factors may lead to pauses in market growth. Therefore, it is possible that glass manufacturing capacity may exceed demand from time to time. We may incur further charges in this segment to reduce our workforce and consolidate capacity. In addition, changes in foreign exchange rates, principally the Japanese yen, will continue to impact the sales and profitability of this segment.

Telecommunications

(dollars in millions):

				% change	
	2011	2010	2009	11 vs. 10	10 vs. 09
Net sales:					
Optical fiber and cable	**$1,051**	$ 878	$ 909	20	(3)
Hardware and equipment	**1,021**	834	768	22	9
Total net sales	**$2,072**	$1,712	$1,677	21	2
Net income	**$ 195**	$ 98	$ 19	99	416

2011 vs. 2010
In 2011, net sales of the Telecommunications segment increased when compared to 2010 due to higher sales in all of the segment's product lines, led by fiber-to-the-premises, optical fiber and cable, and enterprise network products. Sales of fiber-to-the-premises products increased 39%, driven by initiatives in Canada, Europe and Australia. Optical fiber and cable sales growth reflected record volume, moderating price declines and an increase in sales of premium products. Sales also increased due to a small acquisition completed in the first quarter of 2011 and the positive impact from movements in foreign exchange rates in the amount of $20 million.

The increase in net income in 2011 when compared to 2010 reflects higher volume across all product lines and an increase in sales of higher margin products, coupled with a credit in the amount of $27 million for the decrease in a contingent liability associated with a first quarter acquisition. The increase in net income was offset slightly by the impact of higher raw materials and project costs associated with our initiatives in Australia and Europe. Movements in foreign exchange rates did not have a significant impact on the comparability of net income for the periods presented.

The Telecommunications segment has a concentrated customer base. In 2011, one customer of the Telecommunications segment accounted for 12% of total segment net sales. In 2010, one customer of the Telecommunications segment accounted for 15% of total segment net sales. In 2009, one customer of the Telecommunications segment accounted for 12% of total segment net sales.

2010 vs. 2009
Net sales for the segment were up when compared to 2009. Higher sales of enterprise network products and optical fiber and cable in North America and Europe were offset somewhat by lower sales of fiber-to-the-premises products and optical fiber and cable products in Asia, as well as the absence of sales from two businesses sold in 2009. Sales from the two businesses sold totaled $49 million. Net sales in 2010 were negatively impacted by $11 million from movements in foreign exchange rates, when compared to 2009.

The increase in net income in 2010 reflected the absence of restructuring charges from 2009, volume strength in enterprise network products, and the impact of improved manufacturing efficiency and cost reduction efforts. Net income of this segment in 2009 included $42 million of restructuring charges associated with the Company's corporate-wide restructuring plan to reduce its global workforce. Net income in 2010 includes the favorable impact of $10 million from movements in foreign exchange rates, when compared to 2009.

Outlook:
We expect another strong year of sales growth in the Telecommunications segment in 2012, driven by an increase in global demand for our optical fiber and cable, fiber-to-the-premises and enterprise network products. In the first quarter of 2012, we expect net sales of this segment to increase between 5% and 10% when compared to the fourth quarter of 2011.

Changes in our customers' expected deployment plans, or additional reductions in their inventory levels of fiber-to-the-premises products, could also affect sales levels. Should these plans not occur at the pace anticipated, our sales and earnings would be adversely affected.

Environmental Technologies

(dollars in millions):

				% change	
	2011	2010	2009	11 vs. 10	10 vs. 09
Net sales:					
Automotive	**$476**	$462	$360	3	28
Diesel	**522**	354	230	47	54
Total net sales	**$998**	$816	$590	22	38
Net income (loss)	**$121**	$ 43	$ (42)	181	*

* The percentage change calculation is not meaningful.

2011 vs. 2010
When compared to 2010, net sales in the Environmental Technologies segment increased in 2011, primarily due to higher sales of diesel products. The increase was driven by an increase in truck production in the United States, implementation of European governmental regulations on light duty diesel vehicles, and the first stages of the implementation of off-road vehicle regulations in the United States. Sales of our automotive products also increased slightly in 2011, when compared to 2010, reflecting the continuing growth of worldwide automotive production. Net sales of this segment in 2011 were positively impacted by $13 million due to movements in foreign exchange rates when compared to 2010.

Net income in 2011 increased 181%, when compared to 2010, due to higher sales volume for our diesel products, combined with reduced air freight expense and improved manufacturing performance in both diesel and automotive product lines. The increase in net income was slightly offset by higher depreciation and project costs on manufacturing capacity expansion. Movements in foreign exchange rates negatively impacted the results of this segment in the amount of $3 million when compared to 2010.

The Environmental Technologies segment sells to a concentrated customer base of catalyzer and emission control systems manufacturers, who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of our substrates and filters is generally required by the specifications of the automotive and diesel vehicle or engine manufacturers. For 2011, three customers of the Environmental Technologies segment, which individually accounted for more than 10% of segment sales, accounted for 85% of total segment sales. For 2010, three customers of the Environmental Technologies segment, which individually accounted for more than 10% of segment sales, accounted for 86% of total segment sales. For 2009, net sales to those same three customers accounted for 85% of total segment sales. While we are not aware of any significant customer credit issues with our direct customers, our near-term sales and profitability would be impacted if any individual customers were unable to continue to purchase our products.

2010 vs. 2009
Net sales for the Environmental Technologies segment in 2010 were up 38% when compared to 2009 and reflected higher volumes of both automotive and diesel products, offset somewhat by unfavorable foreign exchange rate movements. In 2009, automotive vehicle sales declined with the worldwide recession and production was significantly below vehicle sales volumes as manufacturers and dealers decreased inventories. In 2010, as automotive markets in the United States and Europe improved and China continued to expand, manufacturers and dealers increased inventories and production levels, resulting in a 25% increase in automotive production when compared to 2009. Diesel product sales increased 54% reflecting an improvement in the truck market in the United States and implementation of governmental regulations in Europe. Net sales of this segment in 2010 were negatively impacted by $11 million due to movements in foreign exchange rates when compared to 2009.

Net income in 2010 increased due to higher sales volumes and improvements in manufacturing performance, offset somewhat by higher freight costs, when compared to 2009. Net income in 2010 also reflected the absence of restructuring charges in comparison to the previous year. In 2009, net loss of this segment included $28 million of restructuring charges associated with the Company's corporate-wide restructuring plan to reduce its global workforce in response to anticipated lower sales in 2009. Net income in 2010 included the negative impact of $9 million from movements in foreign exchange rates when compared to 2009.

Outlook:
We expect net sales of this segment to continue to be strong in 2012, due to strong growth in demand for diesel products in the United States freight market and related truck production, and continued implementation of governmental regulations of non-road regulations in the United States and Europe. In the first quarter of 2012, we expect net sales of this segment to be up slightly when compared to the fourth quarter of 2011.

Specialty Materials

(dollars in millions):

				% change	
	2011	2010	2009	11 vs. 10	10 vs. 09
Net sales	**$1,074**	$578	$331	86	75
Net loss	**$ (36)**	$ (32)	$ (54)	*	*

* The percentage change calculation is not meaningful.

2011 vs. 2010
The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and a protective cover glass that is optimized for portable display devices and televisions.

Net sales in 2011 increased significantly in the Specialty Materials segment, driven by sales of Corning Gorilla Glass, which more than doubled when compared to last year, and a modest increase in semiconductor optics and aerospace and defense products. Movements in foreign exchange rates did not significantly impact net sales of this segment in 2011. Sales of Corning Gorilla Glass increased considerably, especially during the first nine months of the year, due to a combination of strong retail demand for handheld display devices, tablets and notebook computers, and increased usage of our glass on these devices. Although sales of Corning Gorilla Glass used in our large cover glass products increased in 2011 when compared to 2010, sales were significantly below our expectations in 2011 and are expected to be lower than forecasted in 2012. As a result, certain assets located in Japan used in the ion exchange process for the production of large cover glass were impaired in the fourth quarter of 2011. This asset group includes machinery and equipment used in the ion exchange process and facilities dedicated to the ion exchange process. The Specialty Materials segment reduced capacity for its Corning Gorilla Glass products, including the impairment of large cover glass assets, in the fourth quarter of 2011 as part of Corning's worldwide capacity reduction of approximately 25%.

The slight increase in net loss in 2011 when compared to 2010 was driven by the large cover glass asset impairment charge in the amount of $130 million (pre-tax), offset by the considerable increase in sales volume of our Corning Gorilla Glass used in handheld display devices, tablets and notebook computers. Net income was also impacted somewhat by declines in manufacturing efficiency caused primarily by start-up costs for large cover glass and glass tank conversions necessary to increase manufacturing capacity for Corning Gorilla Glass in 2011, as well as the negative impact of movements in foreign exchange rates in the amount of $22 million.

For 2011, two customers of the Specialty Materials segment, which individually accounted for more than 10% of segment sales, accounted for 42% of total segment sales. For 2010, three customers of the Specialty Materials segment, which individually accounted for more than 10% of segment sales, accounted for 43% of total segment sales. In 2009, there were no individual customers that accounted for 10% or more of this segment's net sales.

2010 vs. 2009
Net sales increased in 2010 due to higher sales of Corning Gorilla Glass and an increase in sales of display components and semiconductor optics and components when compared to 2009. Sales of Corning Gorilla Glass increased as the Company moved to capitalize on market opportunities for this product.

The lower net loss in 2010 was driven by higher sales of our Corning Gorilla Glass products and the absence of restructuring charges, offset somewhat by the costs associated with adding capacity. The net loss in 2009 includes $17 million of restructuring charges for the Company's corporate-wide restructuring plan to reduce its global workforce. In 2010, movements in foreign exchange rates did not significantly impact net sales or net income of this segment.

Outlook:
For 2012, we expect sales of this segment to be led by Corning Gorilla Glass. In the first quarter of 2012, we expect net sales to be up slightly driven by Corning Gorilla Glass, when compared to the fourth quarter of 2011.

Life Sciences

(dollars in millions):

				% change	
	2011	2010	2009	11 vs. 10	10 vs. 09
Net sales	**$595**	$508	$366	17	39
Net income	**$ 61**	$ 60	$ 39	*	54

* The percentage change calculation is not meaningful.

2011 vs. 2010
Net sales in 2011 increased when compared to 2010 due to a small acquisition completed in the fourth quarter of 2010 and higher sales in the segment's existing product lines. Net sales in 2011 include the favorable impact of $7 million from movements in foreign exchange rates when compared to 2010.

Net income in 2011 was consistent with 2010, reflecting costs for manufacturing expansion projects, higher raw materials costs and the impact of the integration of the acquisition completed in 2010, offset by modest volume and price increases. Net income of this segment was positively impacted by $4 million due to movements in foreign exchange rates when compared to the prior year.

For 2011, two customers in the Life Sciences segment which individually accounted for more than 10% of total segment net sales collectively accounted for 39% of total segment sales. For 2010, two customers in the Life Sciences segment which individually accounted for more than 10% of total segment net sales collectively accounted for 37% of total segment sales. For 2009, two customers in the Life Sciences segment which individually accounted for more than 10% of total segment net sales collectively accounted for 45% of total segment sales.

2010 vs. 2009
The increase in net sales in 2010 was driven primarily by the acquisition of Axygen, which was completed in the third quarter of 2009, and a small acquisition completed in the fourth quarter of 2010. These acquisitions supported the Company's strategy to expand Corning's portfolio of life sciences products and enhance global customer access in this business, and accounted for $117 million of the increase in sales in 2010 when compared to 2009. The segment's existing products lines also showed strong sales growth in 2010, improving $25 million when compared to 2009.

The improvement in net income in 2010 reflected the sales increases as described above, offset somewhat by higher cost of materials and expenses associated with the integration of Axygen. Net income for 2010 also reflected the absence of restructuring charges when compared to 2009. For 2009, net income of this segment included $8 million of restructuring charges associated with the Company's corporate-wide restructuring plan. Movements in foreign exchange rates did not significantly impact the net sales or net income for this operating segment.

Outlook:
Sales of the Life Sciences segment for 2012 are expected to be strong, primarily due to an increase in organic sales and the impact of a small acquisition completed in the fourth quarter of 2011. In the first quarter of 2012, we expect net sales to be up approximately 10% when compared to the fourth quarter of 2011, driven partially by the impact of a full quarter of results for the small acquisition completed at the end of the fourth quarter of 2011.

All Other

(dollars in millions):

				% change	
	2011	2010	2009	11 vs. 10	10 vs. 09
Net sales	**$ 6**	$ 7	$ 5	(14)	40
Research, development and engineering expenses	**$ 98**	$114	$125	(14)	(9)
Equity earnings of affiliated companies	**$ 15**	$ 45	$ 32	(67)	41
Net loss	**$(78)**	$(75)	$(80)	*	*

* The percentage change calculation is not meaningful.

All Other includes all other segments that do not meet the quantitative threshold for separate reporting. This group is primarily comprised of development projects that involve the use of various technologies for new products such as advanced flow reactors, thin-film photovoltaics and adjacency businesses in pursuit of thin, strong glass. This segment also includes results for certain corporate investments such as Samsung Corning Precision's non-LCD glass businesses, Eurokera and Keraglass equity affiliates, which manufacture smooth cooktop glass/ceramic products, and Corsam Technologies LLC (Corsam), an equity affiliate established between Corning and Samsung Corning Precision to provide glass technology research. Refer to Note 7 (Investments) to the Consolidated Financial Statements for additional information about Samsung Corning Precision and related party transactions.

2011 vs. 2010
The increase in net loss in 2011 when compared to 2010 in this segment was driven by lower equity earnings from Samsung Corning Precision's non-LCD glass businesses, partially offset by lower research, development and engineering expenses.

2010 vs. 2009
The decrease in the net loss in this segment for 2010 is primarily due to improved equity earnings from corporate investments and lower operating costs, offset by the costs of exiting our synthetic green laser program and the start-up costs for new business development projects.

LIQUIDITY AND CAPITAL RESOURCES

Financing and Capital Structure

The following items impacted Corning's financing and capital structure during 2011 and 2010:

- On October 5, 2011, Corning's Board of Directors approved the repurchase of up to $1.5 billion of common stock between the date of the announcement and December 31, 2013. We repurchased 55 million shares of common stock for $780 million in the fourth quarter of 2011 as part of this program.
- In the second quarter of 2011, a wholly-owned subsidiary entered into a credit facility that allows Corning to borrow up to Chinese Renminbi (RMB) 4.0 billion, or approximately $635 million when translated to United States dollars. Corning may request advances during the eighteen month period beginning on June 30, 2011 (the "Availability Period"). Corning will repay the aggregate principal amount and accrued interest outstanding at the end of the Availability Period in six installments, with the final payment due five years from the date of the first advance. Amounts borrowed are being used to finance capital expenditures related to the construction of a LCD glass substrate facility in Beijing, China. During 2011, Corning borrowed approximately $120 million on this credit facility.
- In the fourth quarter of 2010, we completed the following debt-related transactions:
  - We borrowed $1.1 billion under our revolving credit facility. Corning used the funds in connection with a previously announced plan to repatriate approximately $1.1 billion to the United States. The borrowing was repaid in full on December 16, 2010.
  - We exercised our option to repurchase $100 million of 6.05% senior unsecured notes due June 15, 2015 at par. The net carrying amount of the debt repurchased was $100 million.
- In the fourth quarter of 2010, we received a special dividend of almost $900 million, net of applicable withholding taxes, from our equity affiliate Samsung Corning Precision.
- In the third quarter of 2010, we completed the following debt-related transactions:
  - We issued $400 million of 5.75% senior unsecured notes that mature on August 15, 2040 and $300 million of 4.25% senior unsecured notes that mature on August 15, 2020. The net proceeds of $689 million from the offering were used to fund the repurchase of debt securities and for general corporate purposes.
  - We repurchased $126 million of our 6.2% senior unsecured notes due 2016 and $100 million of our 5.9% senior unsecured notes due 2014 and recognized a pre-tax loss of $30 million upon the early redemption of these notes.
- In the first quarter of 2010, we repaid $58 million of debt, which included the redemption of $48 million principal amount of our 6.25% notes due February 18, 2010.

On October 5, 2011, Corning's Board of Directors declared a 50% increase in the company's quarterly common stock dividend. Corning's quarterly dividend increased from $0.05 per share to $0.075 per share.

In December 2010, we amended and restated our revolving credit facility to provide a $1.0 billion committed, unsecured multi-currency revolving line of credit through December 2015. The facility includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2011 and 2010, we were in compliance with both financial covenants.

Capital Spending

Capital spending totaled $2.4 billion, $1.0 billion and $0.9 billion in 2011, 2010 and 2009, respectively. Capital spending increased significantly in 2011 when compared to 2010 and 2009, driven largely by several multi-year investment plans announced in 2010 that will increase manufacturing capacity in several of our reportable segments. Specifically, the increase in spending in 2011 was driven by construction costs for an LCD glass substrate facility in China for our Display Technologies segment and a capacity expansion project for Specialty Materials' Corning Gorilla Glass in Japan. We expect our 2012 capital spending to be about $1.8 billion. Approximately $800 million will be allocated to our Display Technologies segment, of which approximately $400 million will be related to 2011 capital projects.

Cash Flows

Summary of cash flow data (in millions):

	Years ended December 31,		
	2011	2010	2009
Net cash provided by operating activities	**$ 3,189**	$ 3,835	$ 2,077
Net cash used in investing activities	**$(2,056)**	$(1,769)	$(1,370)
Net cash used in financing activities	**$ (980)**	$ (2)	$ (15)

2011 vs. 2010

Net cash provided by operating activities decreased in 2011 when compared to 2010, driven largely by a non-recurring special dividend of almost $900 million received from Samsung Corning Precision in 2010 and a decrease in cash from changes in working capital. Additionally, in 2011, we received $66 million for the remainder of the settlement of business interruption and property damage insurance claims, a decrease of $193 million from the amount we received in 2010 as partial payment for these claims. These negative events were partially offset by a $350 million decrease in contributions to our defined benefit pension plans in 2011.

Net cash used in investing activities was higher in 2011 when compared to 2010 due to an increase in capital spending and two small acquisitions completed in 2011. Capital spending was driven primarily by capacity projects to support growth in demand in our Display Technologies and Specialty Materials segments. The increase in net cash used in investing activities was partially offset by higher cash received from short-term investments liquidations.

Net cash used in financing activities increased in 2011 when compared to 2010, driven by common stock repurchases and an increase in our dividend rate from $0.05 per share to $0.075 per share in the fourth quarter of 2011.

2010 vs. 2009

Operating cash flow increased significantly in 2010 when compared to 2009, driven largely by a special dividend of almost $900 million received from Samsung Corning Precision. We also recorded a credit in the amount of $324 million as settlement of business interruption and property damage insurance claims, and received cash totaling $259 million from our panel of insurance carriers representing a partial payment of this settlement. Additionally, we issued less credits against customer deposits in 2010 when compared to 2009. These positive events were partially offset by higher contributions to our defined benefit pension plan in 2010 and the decrease in cash from changes in working capital.

Net cash used in investing activities was higher in 2010 when compared to 2009 due to an increase in short-term investment purchases and higher capital expenditures, offset by lower costs for the acquisition of businesses.

Net cash provided by financing activities increased in 2010 primarily due to the increase in proceeds received from the exercise of stock options, offset somewhat by the net cash impact of financing activities.

Defined Benefit Pension Plans

We have defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2011, this plan accounted for 81% of our consolidated defined benefit pension plans' projected benefit obligation and 91% of the related plans' assets.

We have historically contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan until some time after 2013. In 2011, we made no voluntary cash contributions to our domestic defined benefit pension plan and $5 million to our international pension plans. In 2010, we made voluntary cash contributions of $350 million to our domestic defined benefit pension plan and $5 million to our international pension plans.

In 2008, we experienced significant negative returns on our pension assets for our primary defined benefit plan as a result of deteriorating financial market conditions which increased pension expense for 2009 by $33 million. In 2011, 2010 and 2009, actual investment experience on the pension assets of our primary defined benefit plan was favorable driven by the performance of public equity markets, commodities and long duration fixed income securities.

Although we will not be subject to any mandatory contributions in 2012, we anticipate making voluntary cash contributions of up to $75 million to our U.S. pension plan and up to $30 million to our international pension plans in 2012.

Refer to Note 13 (Employee Retirement Plans) to the Consolidated Financial Statements for additional information.

Customer Deposits

Certain customers of our Display Technologies segment entered into long-term supply agreements and agreed to make advance cash deposits to secure supply of large-size glass substrates. The deposits were reduced through future product purchases, thus reducing operating cash flows in later periods as credits are applied for cash deposits received in earlier periods.

Between 2004 and 2007, we received a total of $937 million for customer deposit agreements. We received our last deposit of $105 million in 2007 and do not expect to receive additional deposits related to these agreements.

In 2011, 2010 and 2009, we issued credit memoranda which totaled $28 million, $83 million, and $253 million, respectively. These credit amounts were applied to customer receivable balances when payments were due. As of December 31, 2011, no additional deposits have been received and all amounts previously owed as credits have been applied to customer receivable balances when payments were due.

Dividends from Equity Companies

In the third quarter of 2011, Corning Hungary Data Services LLC and Samsung Electronics Corporation, as shareholders of Samsung Corning Precision, agreed to have Samsung Corning Precision increase its annual dividend to shareholders from 40% to 70% of its net income from the previous year, subject to the maintenance of minimum cash balances.

Restructuring

In 2009, we recorded charges of $228 million associated with a corporate-wide restructuring plan to reduce our global workforce in response to anticipated lower sales in 2009. The charge included costs for severance, special termination benefits, outplacement services, asset write-offs, and the impact of a curtailment loss for postretirement benefits. Total cash expenditures associated with these actions are expected to be approximately $150 million primarily related to termination benefits.

During 2011, 2010 and 2009, we made payments of $16 million, $66 million, and $89 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Refer to Note 2 (Restructuring, Impairment and Other Charges (Credits)) to the Consolidated Financial Statements for additional information.

Key Balance Sheet Data

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	December 31,	
	2011	2010
Working capital	**$6,580**	$6,873
Working capital, excluding cash, cash equivalents, and short-term investments	**$ 755**	$ 523
Current ratio	**4.1:1**	4.5:1
Trade accounts receivable, net of allowances	**$1,082**	$ 973
Days sales outstanding	**52**	50
Inventories	**$ 975**	$ 738
Inventory turns	**4.7**	5.4
Days payable outstanding (1)	**42**	42
Long-term debt	**$2,364**	$2,262
Total debt to total capital	**10%**	11%

(1) Includes trade payables only.

Credit Ratings

As of February 13, 2012, our credit ratings were as follows:

RATING AGENCY	Rating long-term debt	Outlook last update
Fitch	A-	Stable May 17, 2011
Standard & Poor's	BBB+	Stable July 2, 2007
Moody's	A3	Stable September 12, 2011

Management Assessment of Liquidity

We ended the fourth quarter of 2011 with over $5.8 billion of cash, cash equivalents and short-term investments. The Company has adequate sources of liquidity and we are confident in our ability to generate cash to meet existing or reasonably likely future cash requirements. Our cash, cash equivalents, and short-term investments are held in various locations throughout the world and are generally unrestricted. At December 31, 2011 approximately 65% of the consolidated amount was held outside of the U.S. Almost all of the amounts held outside of the U.S. are available for repatriation, subject to relevant tax consequences. We utilize a variety of tax planning and financing strategies to ensure that our worldwide cash is available in the locations in which it is needed. In the fourth quarter of 2010, we repatriated to the U.S. approximately $1.1 billion of 2010 earnings from certain foreign subsidiaries. We expect previously accumulated non-U.S. cash balances will remain outside of the U.S. In addition to the cash repatriated in 2010, we expect that we will meet U.S. liquidity needs through future cash flows, use of U.S. cash balances, external borrowings, or some combination of these sources.

Realized gains and losses for 2011 and 2010 were not significant. Volatility in financial markets may limit Corning's access to capital markets and result in terms and conditions that by historical comparisons are more restrictive and costly to Corning. Still, from time to time, we may issue debt, the proceeds of which may be used to refinance certain debt maturities and for general corporate purposes. Refer to Note 3 (Available-for-Sale Investments) to the Consolidated Financial Statements for additional information.

During 2011, we repurchased 55 million shares of common stock for $780 million as part of a share repurchase program announced on October 5, 2011. There were no repurchases in 2010 or 2009.

We complete comprehensive reviews of our significant customers and their creditworthiness by analyzing their financial statements at least annually or more frequently for customers where we have identified a measure of increased risk. We closely monitor payments and developments which may signal possible customer credit issues. We currently have not identified any potential material impact on our liquidity resulting from customer credit issues.

Our major source of funding for 2012 and beyond will be our operating cash flow and our existing balances of cash, cash equivalents, short-term investments, as well as proceeds from any potential issuances of debt. We believe we have sufficient liquidity for the next several years to fund operations, our share repurchase program, the asbestos litigation, research and development, capital expenditures, scheduled debt repayments, and dividend payments.

Corning also has access to two credit facilities, a $1.0 billion unsecured committed revolving line of credit and a 4.0 billion Chinese Renminbi (RMB) credit agreement (approximately $635 million when translated to USD). These two credit facilities include two financial covenants: a leverage ratio and an interest coverage ratio. The required leverage ratio, which measures debt to total capital, is a maximum of 50%. At December 31, 2011 and 2010, our leverage using this measure was 10% and 11%, respectively. The required interest coverage ratio, which is an adjusted earnings measure as defined by our facility, compared to interest expense, is a ratio of at least 3.5 times. At December 31, 2011 and 2010, our interest coverage ratio using this measure was 41.7 times and 40.2 times, respectively. At December 31, 2011 and 2010, we were in compliance with both financial covenants.

Our debt instruments contain customary event of default provisions, which allow the lenders the option of accelerating all obligations upon the occurrence of certain events. In addition, the majority of our debt instruments contain a cross default provision, whereby a default on one debt obligation of the Company in excess of a specified amount, also would be considered a default under the terms of another debt instrument. As of December 31, 2011, we were in compliance with all such provisions.

Management is not aware of any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in our liquidity. In addition, other than items discussed, there are no known material trends, favorable or unfavorable, in our capital resources and no expected material changes in the mix and relative cost of such resources.

Off Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity for which Corning has an obligation to the entity that is not recorded in our consolidated financial statements.

Corning's off balance sheet arrangements include the following:

- Guarantee contracts; and
- Variable interests held in certain unconsolidated entities.

At the time a guarantee is issued, the Company is required to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Refer to Note 14 (Commitments, Contingencies, and Guarantees) to the Consolidated Financial Statements for additional information.

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning has identified four entities that qualify as variable interest entities. None of these entities is considered to be significant to Corning's consolidated statements of position.

Corning does not have retained interests in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to that entity.

Contractual Obligations

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 36	$ 24	$ 4	$ 2	$ 4	$ 2
Credit facilities for equity companies	75	25	25	25		
Stand-by letters of credit (1)	59	57	2			
Subtotal of commitment expirations per period	$ 170	$106	$ 31	$ 27	$ 4	$ 2
Purchase obligations	$ 72	$ 42	$ 22	$ 3	$ 3	$ 2
Capital expenditure obligations (2)	472	472				
Total debt (3)	2,118	27	127	190	34	1,740
Interest on long-term debt (4)	1,921	153	162	136	121	1,349
Minimum rental commitments	218	51	42	35	30	60
Capital leases (3)	236	2	2	2	2	228
Imputed interest on capital leases	161	13	13	13	13	109
Uncertain tax positions (5)	6	4	1	1		
Subtotal of contractual obligation payments due by period	5,204	764	369	380	203	3,488
Total commitments and contingencies	**$5,374**	**$870**	**$400**	**$407**	**$207**	**$3,490**

(1) At December 31, 2011, $41 million of the $59 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations primarily reflect amounts associated with our capital expansion activities.
(3) At December 31, 2011, $2.4 billion was included on our balance sheet. Total debt above is stated at maturity value.
(4) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.
(5) At December 31, 2011, $11 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $5 million of that amount will become payable.

We are required, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide a credit facility related to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

ENVIRONMENT

Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 18 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2011 and 2010, Corning had accrued approximately $25 million (undiscounted) and $30 million (undiscounted), respectively, for its estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates that required us to make difficult, subjective or complex judgments, including future projections of performance and relevant discount rates, follow.

Impairment of assets held for use

We are required to assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review our long-lived assets in each quarter to assess whether impairment indicators are present. We must exercise judgment in assessing whether an event of impairment has occurred.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals, primarily platinum and rhodium. These metals are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. Precious metals are reviewed for impairment as part of our assessment of long-lived assets. This review considers all of the Company's precious metals that are either in place in the production process; in reclamation, fabrication, or refinement in anticipation of re-use; or awaiting use to support increased capacity. Precious metals are only acquired to support our operations and are not held for trading or other non-manufacturing related purposes.

Examples of events or circumstances that may be indicative of impairments include:

- A significant decrease in the market price of an asset;
- A significant change in the extent or manner in which a long-lived asset is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
- A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset; and
- A current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the majority of our reportable segments, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

For long-lived assets, when impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets' carrying value to determine if the asset group is recoverable. This assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the assets to be held and used. Assessments also consider changes in asset utilization, including the temporary idling of capacity and the expected timing for placing this capacity back into production. If there is an impairment, a loss is recorded to reflect the difference between the assets' fair value and carrying value. This may require judgment in estimating future cash flows and relevant discount rates and residual values in estimating the current fair value of the impaired assets to be held and used.

For an asset group that fails the test of recoverability described above, the estimated fair value of long-lived assets is determined using an "income approach", "market approach", "cost approach", or a combination of one or more of these approaches as appropriate for the particular asset group being reviewed. All of these approaches start with the forecast of expected future net cash flows including the eventual disposition at market value of long-lived assets, and also considers the fair market value of all precious metals if appropriate for the asset group being reviewed. Some of the more significant estimates and assumptions in our analysis include: market size and growth, market share, projected selling prices, manufacturing cost and discount rate. Our estimates are based upon our historical experience, our commercial relationships, and available external information about future trends. We believe fair value assessments are most sensitive to market growth and the corresponding impact on volume and selling prices and that these are also more subjective than manufacturing cost and other assumptions. The Company believes its current assumptions and estimates are reasonable and appropriate.

In the event the current net book value of an asset group is found to be greater than the net present value of the cash flows derived from the asset group, we determine the actual fair market value of long-lived assets with the assistance from valuation appraisals conducted by third parties. The results of these valuations generally represent the fair market value of the asset group that will remain after any necessary impairment adjustments have been recorded. The impairment charge will be allocated to assets within the asset group on a relative fair value basis.

At December 31, 2011, the carrying value of precious metals was higher than the fair market value by $304 million. At December 31, 2010, the fair market value of precious metals was higher than our carrying value by $415 million. For the current reporting period, the undiscounted cash flow test shows that these precious metal assets, primarily in the Display Technologies segment, are recoverable as part of their asset groupings. The potential for impairment exists in the future if negative events significantly decrease the cash flow of our segments. Such events include, but are not limited to, a significant decrease in demand for products or a significant decrease in profitability in our Display Technologies or Specialty Materials segments.

During the fourth quarter of 2011, the Specialty Materials segment recorded a $130 million impairment charge related to certain assets located in Japan used in the ion exchange process for the production of large cover glass. Large cover glass is primarily used as a cover sheet of strengthened glass for frameless (bezel-less) LCD displays. The large cover glass impairment charge represents a write-down of assets specific to the glass-strengthening process for large size cover glass to their relative fair market values as of the date of impairment. This asset group includes machinery and equipment used in the ion exchange process and facilities dedicated to the ion exchange process.

For the year ended December 31, 2010, we did not identify any instances where the carrying values of our long-lived assets were not recoverable.

Impairment of Goodwill

We are required to make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of our reporting units.

Corning's goodwill relates primarily to the Telecommunications, Specialty Materials and Life Sciences operating segments. Our annual goodwill recoverability assessment has historically been performed in the fourth quarter, as it is traditionally based on our annual strategic planning process. This process includes an extensive review of expectations for the long-term growth of our businesses and forecasted future cash flows. Our valuation method is an "income approach" using a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends. Our latest detailed assessment was completed in the fourth quarter of 2009, and because we met the required criteria, was carried forward in 2010.

In the fourth quarter of 2011, we early adopted the guidance found in Accounting Standards Update No. 2011-08, which simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The following summarizes our process to assess our goodwill balances for impairment:

- On a quarterly basis, we assess qualitative factors in each of our reporting units which carry goodwill to determine whether it is necessary to perform the first step of the two-step quantitative goodwill impairment test. The impairment test is required only if we conclude that it is more likely than not that a reporting unit's fair value is less than its carrying amount.
- The following events and circumstances will be considered when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount:
  - Macroeconomic conditions, such as a deterioration in general economic conditions, fluctuations in foreign exchange rates and/or other developments in equity and credit markets;
  - Market capital in relation to book value;
  - Industry and market considerations, such as a deterioration in the environment in which an entity operates, material loss in market share and significant declines in product pricing;
  - Cost factors, such as an increase in raw materials, labor or other costs;
  - Overall financial performance, such as negative or declining cash flows or a decline in actual or forecasted revenue;
  - Other relevant entity-specific events, such as material changes in management or key personnel; and
  - Events affecting a reporting unit, such as a change in the composition or carrying amount of its net assets including acquisitions and dispositions.

The examples noted above are not all-inclusive, and the Company shall consider other relevant events and circumstances that affect the fair value of a reporting unit in determining whether to perform the first step of the goodwill impairment test.

We anticipate performing a detailed goodwill recoverability test in the second half of 2012 and every three years thereafter, unless indicators suggest otherwise.

Telecommunications

Goodwill for the Telecommunications segment is tested at the reporting unit level which is also the operating segment level.

In the fourth quarter of 2009, we performed a quantitative goodwill recoverability test for this reporting unit, which was evaluated in the fourth quarter of 2010. The results of our impairment tests in 2009 and the update in 2010 indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 9% was used in 2009. We determined a range of discount rates between 7% and 11% would not have affected our conclusion. In evaluating goodwill recoverability in the Telecommunications segment in the fourth quarter of 2011, we assessed qualitative factors in this reporting unit to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Based on our qualitative assessment, including but not limited to, consideration of the above factors, we concluded that it is more likely than not that there has not been a significant decrease in the amount that fair value exceeds the carrying value of goodwill in the Telecommunications reporting unit.

Specialty Materials

Goodwill for the Specialty Materials segment is tested at the reporting unit level, which is one level below an operating segment, as goodwill is the result of transactions associated with certain businesses within this operating segment.

In the fourth quarter of 2009, we performed a quantitative goodwill recoverability test for this reporting unit, which was evaluated in the fourth quarter of 2010. The results of our impairment tests in 2009 and the update in 2010 indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 9% was used in 2009. We determined a range of discount rates between 7% and 11% would not have affected our conclusion. In evaluating goodwill recoverability in the fourth quarter of 2011, we assessed qualitative factors in this reporting unit to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Based on our qualitative assessment, including but not limited to, consideration of the above factors, we concluded that it is more likely than not that there has not been a significant decrease in the amount that fair value exceeds the carrying value of goodwill in the Specialty Materials reporting unit. Additionally, the large cover glass impairment incurred in the fourth quarter of 2011 did not cause a triggering event for goodwill impairment in this reporting unit because the cash flow related to this lower level asset group is not material to this reporting unit.

Life Sciences

Goodwill for the Life Sciences segment is tested for impairment at the reporting unit level which is also the operating segment level.

In the fourth quarter of 2009, we performed a quantitative goodwill recoverability test for this reporting unit, which was evaluated in the fourth quarter of 2010. The results of our impairment tests in 2009 and the update in 2010 indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 8% was used in 2009. We determined a range of discount rates between 6% and 10% would not have affected our conclusion. In evaluating goodwill recoverability in the fourth quarter of 2011, we assessed qualitative factors in this reporting unit to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Based on our qualitative assessment, including but not limited to, consideration of the above factors, we concluded that it is more likely than not that there has not been a significant decrease in the amount that fair value exceeds the carrying value of goodwill in the Life Sciences reporting unit.

As a result of the assessment of the qualitative factors, we have determined it is not necessary to perform the two-step goodwill impairment test on our reporting units.

Restructuring charges and impairments resulting from restructuring actions

We are required to assess whether and when a restructuring event has occurred and in which periods charges related to such events should be recognized. We must estimate costs of plans to restructure including, for example, employee termination costs. Restructuring charges require us to exercise judgment about the expected future of our businesses, of portions thereof, their profitability, cash flows and in certain instances eventual outcome. The judgment involved can be difficult, subjective and complex in a number of areas, including assumptions and estimates used in estimating the future profitability and cash flows of our businesses.

Restructuring events often give rise to decisions to dispose of or abandon certain assets or asset groups which, as a result, require impairment. We are required to carry assets to be sold or abandoned at the lower of cost or fair value. We must exercise judgment in assessing the fair value of the assets to be sold or abandoned.

Income taxes

We are required to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future book taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business. It is possible that actual results will differ from assumptions and require adjustments to allowances.

Significant estimates and assumptions used in assessing the realizability of our deferred tax assets included: the long-term stabilization of U.S. income from forecasted royalty income in our Display Technologies operating segment, the long-term growth of our diesel business, and the future success of new products.

Equity method investments

At December 31, 2011 and 2010, the carrying value of our equity method investments was $4.7 billion and $4.4 billion, respectively, with our two largest equity method investments comprising approximately 95% of the balance. We review our equity method investments for indicators of impairment on a periodic basis or if an event or circumstances change to indicate the carrying amount may be other-than-temporarily impaired. When such indicators are present, we then perform an in-depth review for impairment. An impairment assessment requires the exercise of judgment related to key assumptions such as forecasted revenue and profitability, forecasted tax rates, foreign currency exchange rate movements, terminal value assumptions, historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

As of December 31, 2011 and 2010, we have not identified any instances where the carrying values of our equity method investments were not recoverable.

Fair value measures

As required, Corning uses two kinds of inputs to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources, while unobservable inputs are based on the Company's own market assumptions. Once inputs have been characterized, we prioritize the inputs used to measure fair value into one of three broad levels. Characterization of fair value inputs is required for those accounting pronouncements that prescribe or permit fair value measurement. In addition, observable market data must be used when available and the highest-and-best-use measure should be applied to non-financial assets. Corning's major categories of financial assets and liabilities required to be measured at fair value are short-term and long-term investments, certain pension asset investments and derivatives. These categories use observable inputs only and are measured using a market approach based on quoted prices in markets considered active or in markets in which there are few transactions.

Derivative assets and liabilities may include interest rate swaps and forward exchange contracts that are measured using observable quoted prices for similar assets and liabilities. In arriving at the fair value of Corning's derivative assets and liabilities, we have considered the appropriate valuation and risk criteria, including such factors as credit risk of the relevant party to the transaction. Amounts related to credit risk are not material.

The Level 3 assets measured with unobservable inputs relate to certain pension asset investments and all long-lived assets fair valued on a nonrecurring basis related to the ion exchange process for the production of large cover glass, resulting in an impairment charge of $130 million, which was included in earnings for the period. Refer to Note 16 (Fair Value Measurements) of the Consolidated Financial Statements for further detail.

Probability of litigation outcomes

We are required to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law, and other case-specific issues. See Part II – Item 3. Legal Proceedings for a discussion of the material litigation matters we face. The most significant matter involving judgment is the liability for asbestos litigation. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending asbestos claims, our assessment of the strength of our corporate veil defenses, and our continuing dialogue with our insurance carriers and the claimants' representatives. The proposed asbestos resolution (Amended PCC Plan) is subject to a number of contingencies. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Other possible liabilities

We are required to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of certain matters, including certain tax planning and environmental matters, these judgments require us to consider events and actions that are outside our control in determining whether probable or possible liabilities require accrual or disclosure. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's employee pension and other postretirement obligations and future expense.

As of December 31, 2011, the Projected Benefit Obligation (PBO) for U.S. pension plans was $2,855 million.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans:

Change in assumption	Effect on 2012 pre-tax pension expense	Effect on December 31, 2011 PBO
25 basis point decrease in discount rate	+ 5 million	+ 77 million
25 basis point increase in discount rate	- 5 million	- 75 million
25 basis point decrease in expected return on assets	+ 6 million	
25 basis point increase in expected return on assets	- 6 million	

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. These changes in assumptions would have no effect on Corning's funding requirements.

In addition, at December 31, 2011, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $104 million before tax, and a 25 basis point increase in the discount rate would increase stockholders' equity by $101 million. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in assumption	Effect on 2012 pre-tax OPEB expense	Effect on December 31, 2011 APBO*
25 basis point decrease in discount rate	+ 1 million	+ 27 million
25 basis point increase in discount rate	- 1 million	- 26 million

* Accumulated Postretirement Benefit Obligation (APBO).

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. In certain instances, revenue recognition is based on estimates of fair value of deliverables as well as estimates of product returns, allowances, discounts, and other factors. These estimates are supported by historical data. While management believes that the estimates used are appropriate, differences in actual experience or changes in estimates may affect Corning's future results.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating expected dividends. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted.

NEW ACCOUNTING STANDARDS

Refer to Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rates has the following effects:

- Exchange rate movements on financial instruments and transactions denominated in foreign currencies that impact earnings; and
- Exchange rate movements upon conversion of net assets and net income of foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

We have foreign currency exposure to many currencies including the Japanese yen, Euro, New Taiwan dollar and Korean won. We selectively enter into foreign exchange forward contracts with durations generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to reduce the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes. Corning uses derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges, along with foreign currency gains and losses arising from the underlying monetary assets or liabilities, are recorded in current period earnings in Other income, net in the consolidated statements of income.

Equity in earnings of affiliated companies has historically contributed a significant amount to our income from continuing operations. Equity in earnings of affiliated companies, net of impairments, were $1.5 billion and $2.0 billion in 2011 and 2010, respectively, with foreign-based affiliates comprising over 71% of this amount in 2011. Equity earnings from Samsung Corning Precision totaled $1.0 billion for 2011 and $1.5 billion for 2010. Exchange rate fluctuations and actions taken by management of these entities can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2011, with respect to open forward contracts, and foreign denominated debt with values exposed to exchange rate movements, a 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $275 million compared to $360 million at December 31, 2010. Specific to the Japanese yen, a 10% adverse movement in quoted yen exchange rates could result in a loss in fair value of these instruments of $241 million compared to $272 million at December 31, 2010. Specific to the Euro, a 10% adverse movement in quoted euro exchange rates could result in a loss in fair value of these instruments of $23 million compared to $83 million at December 31, 2010.

As we derive approximately 75% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and Euro. Our forecasts generally assume exchange rates during 2012 remain constant at January 2012 levels. As an example of impact changes in foreign currency exchange rates could have on our financial results, we compare 2011 actual sales in yen and Euro transaction currencies at an average currency exchange rate during the year to a 10% change in the currency exchange rate. A plus or minus 10% movement in the U.S. dollar - Japanese yen exchange rate would result in a change to 2011 net sales of approximately $410 million. A plus or minus 10% movement in the U.S. dollar - euro exchange rate would result in a change to 2011 net sales of approximately $96 million. Using 2011 net income attributable to Corning Incorporated as a percentage of net sales of 36%, we can estimate that a plus or minus 10% movement in the U.S. dollar - Japanese yen exchange rate would result in a change to 2011 net income attributable to Corning Incorporated of approximately $146 million. A plus or minus 10% movement in the U.S. dollar - euro exchange rate would result in a change to 2011 net income attributable to Corning Incorporated of approximately $34 million.

Interest Rate Risk Management

It is our policy to conservatively manage our exposure to changes in interest rates. At December 31, 2011, our consolidated debt portfolio contained less than 1% of variable rate instruments.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and adequate internal control over financial reporting for Corning. Management is also responsible for the assessment of the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

Disclosure controls and procedures mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2011. The effectiveness of Corning's internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Wendell P. Weeks
Chairman, Chief Executive Officer and President

James B. Flaws
Vice Chairman and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting," appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 13, 2012

	Years ended December 31,		
(In millions, except per share amounts)	**2011**	2010	2009
Net sales	**$7,890**	$6,632	$5,395
Cost of sales	**4,324**	3,583	3,302
Gross margin	**3,566**	3,049	2,093
Operating expenses:			
Selling, general and administrative expenses	**1,033**	1,015	881
Research, development and engineering expenses	**671**	603	563
Amortization of purchased intangibles	**15**	8	10
Restructuring, impairment and other charges (credits) (Note 2)	**129**	(329)	228
Asbestos litigation charge (credit) (Note 7)	**24**	(49)	20
Operating income	**1,694**	1,801	391
Equity in earnings of affiliated companies (Note 7)	**1,471**	1,958	1,435
Interest income	**19**	11	19
Interest expense	**(89)**	(109)	(82)
Other income, net	**118**	184	171
Income before income taxes	**3,213**	3,845	1,934
(Provision) benefit for income taxes (Note 6)	**(408)**	(287)	74
Net income attributable to Corning Incorporated	**$2,805**	$3,558	$2,008
Earnings per common share attributable to Corning Incorporated:			
Basic (Note 18)	**$ 1.80**	$ 2.28	$ 1.30
Diluted (Note 18)	**$ 1.77**	$ 2.25	$ 1.28
Dividends declared per common share	**$ 0.23**	$ 0.20	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

(In millions, except share and share amounts)	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 4,661**	$ 4,598
Short-term investments, at fair value (Note 3)	**1,164**	1,752
Total cash, cash equivalents and short-term investments	**5,825**	6,350
Trade accounts receivable, net of doubtful accounts and allowances - $19 and $20	**1,082**	973
Inventories (Note 5)	**975**	738
Deferred income taxes (Note 6)	**448**	431
Other current assets	**347**	367
Total current assets	**8,677**	8,859
Investments (Note 7)	**4,726**	4,372
Property, net of accumulated depreciation - $7,204 and $6,420 (Note 9)	**10,671**	8,943
Goodwill and other intangible assets, net (Note 10)	**926**	716
Deferred income taxes (Note 6)	**2,652**	2,790
Other assets	**196**	153
Total Assets	**$27,848**	$25,833
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt (Note 12)	**$ 27**	$ 57
Accounts payable	**977**	798
Other accrued liabilities (Note 11 and 14)	**1,093**	1,131
Total current liabilities	**2,097**	1,986
Long-term debt (Note 12)	**2,364**	2,262
Postretirement benefits other than pensions (Note 13)	**897**	913
Other liabilities (Note 11 and 14)	**1,361**	1,246
Total liabilities	**6,719**	6,407
Commitments and contingencies (Note 14)		
Shareholders' equity (Note 17):		
Common stock - Par value $0.50 per share; shares authorized: 3.8 billion Shares issued: 1,636 million and 1,626 million	**818**	813
Additional paid-in capital	**13,041**	12,865
Retained earnings	**9,332**	6,881
Treasury stock, at cost; shares held: 121 million and 65 million	**(2,024)**	(1,227)
Accumulated other comprehensive (loss) income	**(89)**	43
Total Corning Incorporated shareholders' equity	**21,078**	19,375
Noncontrolling interests	**51**	51
Total equity	**21,129**	19,426
Total Liabilities and Equity	**$27,848**	$25,833

The accompanying notes are an integral part of these consolidated financial statements.

(In millions)	Years ended December 31, 2011	2010	2009
Cash Flows from Operating Activities:			
Net income	**$ 2,805**	$ 3,558	$ 2,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**942**	846	782
Amortization of purchased intangibles	**15**	8	10
Asbestos litigation charges (credits)	**24**	(49)	20
Restructuring, impairment and other charges (credits)	**129**	(329)	228
Loss on retirement of debt		30	
Stock compensation charges	**86**	92	127
Undistributed earnings of affiliated companies	**(651)**	(246)	(680)
Deferred tax provision (benefit)	**115**	68	(218)
Restructuring payments	**(16)**	(66)	(89)
Cash received from settlement of insurance claims	**66**	259	
Credits issued against customer deposits	**(28)**	(83)	(253)
Employee benefit payments less than (in excess of) expense	**132**	(265)	(10)
Changes in certain working capital items:			
Trade accounts receivable	**(84)**	(162)	(201)
Inventories	**(201)**	(160)	238
Other current assets	**(20)**	42	16
Accounts payable and other current liabilities, net of restructuring payments	**(27)**	192	56
Other, net	**(98)**	100	43
Net cash provided by operating activities	**3,189**	3,835	2,077
Cash Flows from Investing Activities:			
Capital expenditures	**(2,432)**	(1,007)	(890)
Acquisitions of businesses, net of cash received	**(215)**	(63)	(410)
Net proceeds from sale or disposal of assets	**2**	1	21
Short-term investments - acquisitions	**(2,582)**	(2,768)	(1,372)
Short-term investments - liquidations	**3,171**	2,061	1,281
Other, net		7	
Net cash used in investing activities	**(2,056)**	(1,769)	(1,370)
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	**(24)**	(75)	(86)
Proceeds from issuance of long-term debt, net	**120**	689	346
Retirements of long-term debt, net		(364)	
Principal payments under capital lease obligations	**(32)**	(9)	(10)
Proceeds from issuance of common stock, net		15	20
Proceeds from the exercise of stock options	**90**	55	24
Repurchases of common stock for treasury	**(780)**		
Dividends paid	**(354)**	(313)	(312)
Other, net			3
Net cash used in financing activities	**(980)**	(2)	(15)
Effect of exchange rates on cash	**(90)**	(7)	(24)
Net increase in cash and cash equivalents	**63**	2,057	668
Cash and cash equivalents at beginning of year	**4,598**	2,541	1,873
Cash and cash equivalents at end of year	**$ 4,661**	$ 4,598	$ 2,541

The accompanying notes are an integral part of these consolidated financial statements.

(In millions)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total Corning Incorporated shareholders' equity	Non-controlling interests	Total
Balance, December 31, 2008	$804	$12,502	$1,940	$(1,160)	$(643)	$13,443	$48	$13,491
Net income			2,008			2,008	6	2,014
Foreign currency translation adjustment and other					166	166		166
Net unrealized gain on investments					53	53		53
Net unrealized gain on designated hedges					39	39		39
Net change in unrecognized postretirement benefit plans					(16)	(16)		(16)
Total comprehensive income						2,250	6	2,256
Shares issued to benefit plans and for option exercises	4	203		(36)		171		171
Dividends on shares			(312)			(312)		(312)
Other, net		2		(11)		(9)	(2)	(11)
Balance, December 31, 2009	$808	$12,707	$3,636	$(1,207)	$(401)	$15,543	$52	$15,595
Net income			3,558			3,558	(2)	3,556
Foreign currency translation adjustment and other					566	566	1	567
Net unrealized gain on investments					6	6		6
Net unrealized (loss) on designated hedges					(24)	(24)		(24)
Net change in unrecognized postretirement benefit plans					(104)	(104)		(104)
Total comprehensive income						4,002	(1)	4,001
Shares issued to benefit plans and for option exercises	5	141				146		146
Dividends on shares			(313)			(313)		(313)
Other, net		17		(20)		(3)		(3)
Balance, December 31, 2010	$813	$12,865	$6,881	$(1,227)	$ 43	$19,375	$51	$19,426
Net income			2,805			2,805	(3)	2,802
Foreign currency translation adjustment and other					(21)	(21)	3	(18)
Net unrealized gain on investments					4	4		4
Net unrealized loss on designated hedges					(6)	(6)		(6)
Net change in unrecognized postretirement benefit plans					(109)	(109)		(109)
Total comprehensive income						2,673		2,673
Purchase of common stock for treasury				(779)		(779)		(779)
Shares issued to benefit plans and for option exercises	5	176		(7)		174		174
Dividends on shares			(354)			(354)		(354)
Other, net				(11)		(11)		(11)
Balance, December 31, 2011	**$818**	**$13,041**	**$9,332**	**$(2,024)**	**$ (89)**	**$21,078**	**$51**	**$21,129**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a provider of high-performance glass for notebook computers, flat panel desktop monitors, LCD televisions, and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for gasoline and diesel engines in automotive and heavy duty vehicle markets; laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with generally accepted accounting principles in the U.S. and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control.

The equity method of accounting is used for investments in affiliated companies that are not controlled by Corning and in which our interest is generally between 20% and 50% and we have significant influence over the entity. Our share of earnings or losses of affiliated companies, in which at least 20% of the voting securities is owned and we have significant influence but not control over the entity, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on our results of operations, financial position, or changes in shareholders' equity.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include estimates of fair value associated with goodwill and long-lived asset impairment tests, estimates of fair value of investments, equity interests, environmental and legal liabilities, income taxes and deferred tax valuation allowances, assumptions used in calculating pension and other postretirement employee benefit expenses and the fair value of stock based compensation. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

Revenue for sales of goods is recognized when a firm sales agreement is in place, delivery has occurred and sales price is fixed or determinable and collection is reasonably assured. If customer acceptance of products is not reasonably assured, sales are recorded only upon formal customer acceptance. Sales of goods typically do not include multiple product and/or service elements.

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty provisions. Warranty liabilities are adjusted when experience indicates the expected outcome will differ from initial estimates of the liability.

1. Summary of Significant Accounting Policies (continued)

Other Income (Expense), Net

"Other income (expense), net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2011	2010	2009
Royalty income from Samsung Corning Precision	**$219**	$265	$232
Foreign currency transaction and hedge losses, net	**(43)**	(22)	(54)
Loss on retirement of debt		(30)	
Net realized losses of available-for-sale securities		(2)	(2)
Net loss (income) attributable to noncontrolling interests	**3**	2	(6)
Other, net	**(61)**	(29)	1
Total	**$118**	$184	$171

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs totaled $563 million in 2011, $491 million in 2010, and $465 million in 2009.

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic factors. For most foreign operations, the local currencies are generally considered to be the functional currencies. Corning's most significant exception is our Taiwanese subsidiary, which uses the Japanese yen as its functional currency. For all transactions denominated in a currency other than a subsidiary's functional currency, exchange rate gains and losses are included in income for the period in which the exchange rates changed.

Foreign subsidiary functional currency balance sheet accounts are translated at current exchange rates, and statement of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings, except for those related to intra-entity foreign currency transactions of a long-term investment nature which are recorded together with translation gains and losses in other comprehensive income (loss) in shareholders' equity.

Stock-Based Compensation

Corning's stock-based compensation programs include employee stock option grants, time-based restricted stock awards, time-based restricted stock units, performance based restricted stock awards, performance-based restricted stock units, and the Worldwide Employee Share Purchase Plan, as more fully described in Note 19 (Share-based Compensation) to the Consolidated Financial Statements.

The cost of stock-based compensation awards is equal to the fair value of the award at the date of grant and compensation expense is recognized for those awards earned over the vesting period, except as noted below. Corning estimates the fair value of stock based awards using a multiple-point Black-Scholes option valuation model, which incorporates assumptions including expected volatility, dividend yield, risk-free rate, expected term and departure rates.

Corning offered a Worldwide Employee Share Purchase Plan (WESPP), under which substantially all employees could elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock was 85% of the end-of-quarter closing market price. On February 3, 2010, Corning's Board of Directors approved the recommendation to terminate on-going WESPP contributions effective March 31, 2010 and the WESPP terminated in May 2010.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2011	2010	2009
Non-cash transactions:			
Issued credit memoranda for settlement of customer receivables (1)	**$ 28**	$ 83	$253
Capital leases			$162
Accruals for capital expenditures	**$472**	$382	$217
Cash paid for interest and income taxes:			
Interest (2)	**$140**	$125	$116
Income taxes, net of refunds received	**$215**	$170	$164

(1) Amounts represent credits applied to customer receivable balances for customers that made advance cash deposits under long-term purchase and supply agreements.

(2) Included in this amount are approximately $46 million, $20 million, and $29 million of interest costs that were capitalized as part of property, net in 2011, 2010 and 2009, respectively.

Short-Term Investments

Our short-term investments consist of available-for-sale securities that are stated at fair value. Consistent with Corning's cash investment policy, our short-term investments consist primarily of fixed-income securities. Preservation of principal is the primary principle of our cash investment policy that is carried out by limiting interest rate, reinvestment, security, quality and event risk. Our investments are generally liquid and all are investment grade quality. The portfolio is invested predominantly in U.S. Treasury securities and high quality short term government security money market funds. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive loss in shareholders' equity until realized. Realized gains and losses are recorded in other income (expense), net.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectability of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria. The remainder of the reserve is based on management's estimates and takes into consideration the length of time receivables are past due, historical trends, market conditions, and the composition of the Company's customer base.

Environmental Liabilities

The Company accrues for its environmental investigation, remediation, operating, and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum amount is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded related to the insurance reimbursement when reimbursement is virtually certain.

The uncertain nature inherent in such remediation and the possibility that initial estimates may not reflect the final outcome could result in additional costs being recognized by the Company in future periods.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

1. Summary of Significant Accounting Policies (continued)

Property, Net of Accumulated Depreciation

Land, buildings, and equipment, including precious metals, are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 2 (Restructuring, Impairment and Other Charges (Credits)) to the Consolidated Financial Statements related to accelerated depreciation arising from restructuring programs and Note 9 (Property, Net of Accumulated Depreciation) of the Consolidated Financial Statements related to the depletion of precious metals, the estimated useful lives range from 10 to 40 years for buildings and 2 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets (excluding precious metals):

Asset type	Range of useful life
Computer hardware and software	3 to 7 years
Manufacturing equipment	2 to 15 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 20 years

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. These assets are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. We treat the physical loss of precious metals in the manufacturing and reclamation process as depletion and account for these losses as a period expense based on actual units lost. Precious metals are integral to many of our glass production processes. They are only acquired to support our operations and are not held for trading or other purposes.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is reviewed for indicators of impairment quarterly or if an event occurs or circumstances change that indicates that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are either operating segments or one level below the operating segment. Goodwill relates to and is assigned directly to a specific reporting unit. We anticipate performing a detailed goodwill recoverability assessment in the second half of 2012 and every three years thereafter, unless indicators suggest otherwise.

The qualitative process includes an extensive review of expectations for the long-term growth of our businesses and forecasting future cash flows. If we are required to perform the two-step impairment analysis, our valuation method is an "income approach" using a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends. If the fair value is less than the carrying value, a loss is recorded to reflect the difference between the fair value and carrying value.

Other intangible assets include patents, trademarks, and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis over estimated useful lives ranging from 4 to 50 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. When impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets' carrying value to determine if the asset group is recoverable. For an asset group that fails the test of recoverability, the estimated fair value of long-lived assets is determined using an "income approach" that starts with the forecast of all the expected future net cash flows including the eventual disposition at market value of long-lived assets, and also considers the fair market value of all precious metals. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If there is an impairment, a loss is recorded to reflect the difference between the assets' fair value and carrying value. Refer to Note 2 (Restructuring, Impairment and Other Charges (Credits)) to the Consolidated Financial Statements for more detail.

1. Summary of Significant Accounting Policies (continued)

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carry forwards and for differences between the carrying amounts of existing assets and liabilities and their respective tax bases.

The effective income tax rate reflects our assessment of the ultimate outcome of tax audits. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other accrued liabilities and other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur. Valuation allowances are established when management is unable to conclude that it is more likely than not that some portion, or all, of the deferred tax asset will ultimately be realized.

The Company is subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of wholly-owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year in which the earnings are no longer indefinitely reinvested in those subsidiaries.

Equity Method Investments

Our equity method investments are reviewed for impairment on a periodic basis or if an event occurs or circumstances change that indicate the carrying amount may be impaired. This assessment is based on a review of the equity investments' performance and a review of indicators of impairment to determine if there is evidence of a loss in value of an equity investment. Factors we consider include:

- Absence of our ability to recover the carrying amount;
- Inability of the equity affiliate to sustain an earnings capacity which would justify the carrying amount of the investment; and
- Significant litigation, bankruptcy or other events that could impact recoverability.

For an equity investment with impairment indicators, we measure fair value on the basis of discounted cash flows or other appropriate valuation methods, depending on the nature of the company involved. If it is probable that we will not recover the carrying amount of our investment, the impairment is considered other-than-temporary and recorded in earnings, and the equity investment balance is reduced to its fair value accordingly. We require our equity method affiliates to provide audited financial statements. Consequently, adjustments for asset recoverability are included in equity earnings. We also utilize these financial statements in our recoverability assessment.

Fair Value of Financial Instruments

Major categories of financial assets and liabilities, including short-term investments, other assets and derivatives are measured at fair value on a recurring basis. Certain assets and liabilities including long-lived assets, goodwill, asset retirement obligations, and cost and equity investments are measured at fair value on a nonrecurring basis.

1. Summary of Significant Accounting Policies (continued)

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts and foreign exchange option contracts entered into in connection with the management of our exposure to fluctuations in foreign exchange rates. We also entered into interest rate forwards to reduce the risk of changes in a benchmark interest rate from the probable forecasted issuance of debt. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are not recognized in current operating results but are recorded in accumulated other comprehensive income (loss). Amounts related to cash flow hedges are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This reclassification is recorded in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales, royalties, or cost of sales. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset, to the extent the derivative was effective, by the change in the fair value of the hedged item. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings in the other income line of the consolidated statement of operations.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

New Accounting Standards

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. ASU 2011-04 is required to be applied prospectively in interim and annual periods beginning after December 15, 2011. Early application is not permitted. Corning does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This statement requires companies to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements of net income and other comprehensive income. This statement is effective for interim and annual periods beginning after December 15, 2011. Early adoption is permitted and the amendments in this update will be applied retrospectively. Corning will adopt this standard in the first quarter of 2012. We do not expect adoption of this standard to have a material impact on our disclosure.

In September 2011, FASB issued Accounting Standards Update No. 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This update simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Given this option, an entity no longer would be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Corning adopted this standard during its fourth quarter impairment review process. Adoption of this standard did not have a material impact on Corning's consolidated results of operations and financial condition.

1. Summary of Significant Accounting Policies (continued)

In September 2011, the FASB issued Accounting Standards Update No. 2011-09, Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan. The ASU 2011-09 amendments require additional disclosures about an employer's participation in a multiemployer plan. ASU 2011-09 is required to be applied retrospectively for all prior periods presented and is effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. Corning will not early adopt this standard and does not expect adoption of this standard to have a material impact on our disclosure.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU 2011-11 amendments require companies to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is required to be applied retrospectively for all prior periods presented and is effective for annual periods for fiscal years beginning on or after January 1, 2013, and interim periods within those annual fiscal years. Corning does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

In December 2011, the FASB issued Accounting Standards Update No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. ASU 2011-12 requires companies to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. ASU 2011-12 is required to apply these requirements retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. Corning will not early adopt this standard and does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

2. Restructuring, Impairment and Other Charges (Credits)

2011 Activity

During the fourth quarter of 2011, the Specialty Materials segment recorded an impairment charge related to certain assets used in the ion exchange process for the production of large cover glass. Although sales of Corning Gorilla Glass used in our large cover glass products increased in 2011 when compared to 2010, gross margins continue to be weak and sales volumes were significantly below our expectations in 2011 and both sales and margins are expected to be lower than forecasted in 2012. As a result, certain assets located in Japan used in the ion exchange process for the production of large cover glass were written down to estimated fair value in the fourth quarter of 2011 and an impairment loss of $130 million was recognized. This asset group includes machinery and equipment used in the ion exchange process and facilities dedicated to the ion exchange process.

The following table summarizes the restructuring, impairment and other charges (credits) as of and for the year ended December 31, 2011 (in millions):

	Reserve at January 1, 2011	Net Charges / Reversals	Cash payments	Reserve at December 31, 2011
Restructuring:				
Employee related costs	$15	$ (1)	$(12)	$ 2
Other charges (credits)	12		(4)	8
Total restructuring activity	$27	$ (1)	$(16)	$10
Impairment of long-lived asset:				
Assets to be held and used		$130		
Total impairment charges		$130		
Total restructuring, impairment and other charges		$129		

2. Restructuring, Impairment and Other Charges (Credits) (continued)

2010 Activity

Corning recorded credits of $329 million in 2010. During 2009, we had two events which impacted production at several of our LCD glass manufacturing facilities. In August 2009, an earthquake halted production at one of our LCD glass manufacturing facilities in Japan and in October 2009, production at our facility in Taichung, Taiwan was impacted by a power disruption. In the fourth quarter of 2010, we recorded $324 million in other credits in our Display segment as settlement of business interruption and property damage insurance claims resulting from these events.

The following table summarizes the restructuring, and other charges (credits) as of and for the year ended December 31, 2010 (in millions):

	Reserve at January 1, 2010	Non-cash adjustments	Net charges/ (reversals)	Cash payments	Reserve at December 31, 2010
Restructuring:					
Employee related costs	$ 80	$(2)	$ (5)	$(58)	$15
Other charges (credits)	20			(8)	12
Total restructuring activity	$100	$(2)	$ (5)	$(66)	$27
Other charges (credits):					
Settlement of business interruption and property damage insurance claims			$(324)		
Total other credits			$(324)		
Total restructuring, impairment and other charges (credits)			$(329)		

Cash payments for employee-related costs were substantially completed in 2010. Payments for exit activities were substantially completed in 2011.

2009 Activity

Corning recorded net charges of $228 million in 2009. A summary of the charges follows:

- We recorded a charge of $228 million associated with a corporate-wide restructuring plan to reduce our global workforce in response to anticipated lower sales in 2009. The charge included costs for severance, special termination benefits, outplacement services, asset disposal costs, and the impact of a $32 million curtailment loss for postretirement benefits in 2009. Total cash expenditures associated with this plan are expected to be approximately $150 million with the majority of spending completed in 2010.

The following table summarizes the restructuring, and other charges (credits) as of and for the year ended December 31, 2009 (in millions):

	Reserve at January 1, 2009	Charges	Non-cash settlements	Cash payments	Reserve at December 31, 2009
Restructuring:					
Employee related costs	$17	$203	$(54)	$(86)	$ 80
Other charges (credits)	17	6		(3)	20
Total restructuring activity	$34	$209	$(54)	$(89)	$100
Impairment of long-lived assets:					
Assets to be disposed of		$ 19			
Total impairment charges		$ 19			
Total restructuring, impairment and other charges		$228			

2. Restructuring, Impairment and Other Charges (Credits) (continued)

The year-to-date cost of these plans for each of our reportable segments was as follows (in millions):

Operating segment	Employee-related and other costs
Display Technologies	$ 31
Telecommunications	42
Environmental Technologies	28
Specialty Materials	17
Life Sciences	8
Corporate and All Other	102
Total restructuring, impairment and other charges	$228

3. Available-for-Sale Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	Amortized cost December 31,		Fair value December 31,	
	2011	2010	**2011**	2010
Bonds, notes and other securities:				
U.S. government and agencies	**$1,150**	$1,734	**$1,155**	$1,737
Other debt securities	**6**	11	**9**	15
Total short-term investments	**$1,156**	$1,745	**$1,164**	$1,752
Asset-backed securities	**$ 57**	$ 64	**$ 35**	$ 45
Total long-term investments	**$ 57**	$ 64	**$ 35**	$ 45

We do not intend to sell, nor do we believe it is more likely than not that we would be required to sell, the long-term investment asset-backed securities (which are collateralized by mortgages) before recovery of their amortized cost basis. It is possible that a significant degradation in the delinquency or foreclosure rates in the underlying assets could cause further temporary or other-than-temporary impairments in the future.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2011 (in millions):

Less than one year	**$ 835**
Due in 1-5 years	**320**
Due in 5-10 years	**0**
Due after 10 years (1)	**44**
Total	**$1,199**

(1) Included in the maturity table is $35 million of asset-based securities that mature over time and are being reported at their final maturity dates.

The following table provides the fair value and gross unrealized losses of the Company's investments and unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010 (in millions):

		December 31, 2011			
	Number of securities in a loss position	12 months or greater		Total	
		Fair value	Unrealized losses (1)	Fair value	Unrealized losses
Asset-backed securities	22	$35	$(23)	$35	$(23)
Total long-term investments	22	$35	$(23)	$35	$(23)

(1) Unrealized losses in securities less than 12 months were not significant.

3. Available-for-Sale Investments (continued)

	Number of securities in a loss position	December 31, 2010			
		12 months or greater		Total	
		Fair value	Unrealized losses (1)	Fair value	Unrealized losses
Asset-backed securities	22	$45	$(20)	$45	$(20)
Total long-term investments	22	$45	$(20)	$45	$(20)

(1) Unrealized losses in securities less than 12 months were not significant.

The following table provides the gross realized gains and losses for the twelve months ended December 31, 2011, 2010 and 2009 (in millions):

	December 31,		
	2011	2010	2009
Gross realized gains	**$0**	$0	$ 2
Gross realized losses	**$0**	$1	$(6)

A roll forward of the changes in credit losses recognized in earnings for the twelve months ended December 31, 2011 and 2010 and nine months ended December 31, 2009 (in millions):

	2011	2010	2009*
Beginning balance of credit losses, January 1	**$4**	$2	$0
Additions for credit losses not previously recognized in earnings	**1**	2	2
Balance of credit losses, December 31	**$5**	$4	$2

* The standard was implemented April 1, 2009. Therefore, there are no credit losses recognized in the first quarter of 2009.

The $1 million loss in 2011 and $2 million loss in 2010 and 2009 represents management's estimate of credit losses inherent in the securities considering projected cash flows using assumptions of delinquency rates, loss severities, and other estimates of future collateral performance. These credit losses are limited to asset-backed securities in our investment portfolio.

As of December 31, 2011 and 2010, for securities that have credit losses, an other than temporary impairment loss of $18 million and $16 million, respectively, is recognized in accumulated other comprehensive income.

Proceeds from sales and maturities of short-term investments totaled $3.2 billion, $2.1 billion, and $1.3 billion in 2011, 2010, and 2009, respectively.

4. Significant Customers

For 2011 and 2010, Corning's sales to Sharp Electronics Corporation, a customer of our Display Technologies segment, represented 10% and 12% of the Company's consolidated net sales, respectively. For 2010 and 2009, Corning's sales to AU Optronics Corporation, a customer of our Display Technologies segment, represented 11% and 13%, respectively, of the Company's consolidated net sales.

5. Inventories

Inventories comprise the following (in millions):

	December 31,	
	2011	2010
Finished goods	**$312**	$208
Work in process	**199**	207
Raw materials and accessories	**268**	155
Supplies and packing materials	**196**	168
Total inventories	**$975**	$738

6. Income Taxes

Income before income taxes follows (in millions):

	Years ended December 31,		
	2011	2010	2009
U.S. companies	**$ 972**	$ 975	$ 202
Non-U.S. companies	**2,241**	2,870	1,732
Income before income taxes	**$3,213**	$3,845	$1,934

The current and deferred amounts of the provision (benefit) for income taxes follow (in millions):

	Years ended December 31,		
	2011	2010	2009
Current:			
Federal	**$ (2)**		$ (8)
State and municipal	**6**	$ 1	
Foreign	**289**	218	152
Deferred:			
Federal	**167**	(7)	(115)
State and municipal	**14**	22	34
Foreign	**(66)**	53	(137)
Provision (benefit) for income taxes	**$408**	$287	$ (74)

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,		
	2011	2010	2009
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
State income tax (benefit), net of federal effect	**0.1**	0.1	(0.5)
Tax holidays (1)	**(2.0)**	(3.1)	(7.3)
Investment and other tax credits (2)	**(0.7)**	(0.9)	(3.7) (3)
Rate difference on foreign earnings	**(4.6)**	(2.2)	(1.2)
Equity earnings impact (4)	**(14.9)**	(16.6)	(24.2)
Dividend repatriation	**(0.4)**	(6.6) (6)	(0.2)
Deferred tax adjustment (5)		1.5	(2.1)
Valuation allowances	**0.5**	0.1	1.0
Other items, net	**(0.3)**	0.2	(0.6)
Effective income tax (benefit) rate	**12.7%**	7.5%	(3.8)%

Significant items that cause our effective tax rate to vary from the U.S. statutory rate of 35% are as follows:

(1) Certain foreign subsidiaries in China and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of existing arrangements phase out in future years (through 2015) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of tax holidays on net income per share on a diluted basis was $0.04 in 2011, $0.08 in 2010, and $0.09 in 2009.

(2) Primarily related to investment tax credits in Taiwan, employment credits in Mexico and research and development credits in U.S. and France.

(3) In 2009, we recorded a $37 million tax credit for U.S. Research and Experimentation - expenses incurred from 2005-2009.

(4) Equity in earnings of nonconsolidated affiliates reported in the financials net of tax.

(5) In 2009, we recorded an additional deferred tax asset related to tax free OPEB subsidies. In 2010, we recorded $56 million charge to write-off deferred tax associated with OPEB subsidy due to a law change.

(6) In 2010, we recorded a $265 million tax benefit for excess foreign tax credits that resulted from the repatriation of current year earnings of certain foreign subsidiaries.

6. Income Taxes (continued)

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31, 2011	December 31, 2010
Loss and tax credit carryforwards	**$2,039**	$2,253
Capitalized research and development	**47**	61
Asset impairments and restructuring reserves	**162**	164
Postretirement medical and life benefits	**347**	349
Inventory	**44**	60
Fixed assets	**78**	7
Other accrued liabilities	**241**	248
Other employee benefits	**398**	324
Gross deferred tax assets	**3,356**	3,466
Valuation allowance	**(219)**	(214)
Total deferred tax assets	**3,137**	3,252
Intangible and other assets	**(97)**	(88)
Total deferred tax liabilities	**(97)**	(88)
Net deferred tax assets	**$3,040**	$3,164

The net deferred tax assets are classified in our consolidated balance sheets, as follows (in millions):

	December 31, 2011	December 31, 2010
Current deferred tax assets	**$ 448**	$ 431
Non-current deferred tax assets	**2,652**	2,790
Current deferred tax liabilities		(8)
Non-current deferred tax liabilities	**(60)**	(49)
Net deferred tax assets	**$3,040**	$3,164

Details on deferred tax assets for loss and tax credit carryforwards at December 31, 2011 follow (in millions):

		Expiration			
	Amount	2012-2015	2016-2020	2021-2030	Indefinite
Net operating losses	**$1,061**	$116	$131	$633	$181
Capital losses	**4**	4			
Tax credits	**974**	83	719	103	69
Totals as of December 31, 2011	**$2,039**	$203	$850	$736	$250

The recognition of windfall tax benefits from stock-based compensation deducted on the tax return is prohibited until realized through a reduction of income tax payable. Cumulative tax benefits totaling $285 million will be recorded in additional paid-in-capital when the net operating loss carry forward is utilized and the windfall tax benefit can be realized.

Deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not (a likelihood of greater than 50 percent) that some portion or all of the deferred tax assets will not be realized. Corning has valuation allowances on certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other foreign net operating loss carryforwards and federal and state tax credits, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. U.S. profits of approximately $7.8 billion will be required to fully realize the deferred tax assets as of December 31, 2011. Of that amount, $4.2 billion of U.S. profits will be required over the next 14 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards. The remaining deferred tax assets will be realized as the underlying temporary differences reverse over an extended period. The amount of U.S. and foreign deferred tax assets that have remaining valuation allowances at December 31, 2011 and 2010 was $ 219 million and $214 million, respectively.

6. Income Taxes (continued)

The following is a tabular reconciliation of the total amount of unrecognized tax benefits (in millions):

	2011	2010
Balance at January 1	**$23**	$ 40
Additions based on tax positions related to the current year	**2**	2
Additions for tax positions of prior years	**1**	1
Reductions for tax positions of prior years	**(1)**	(13)
Settlements and lapse of statute of limitations	**(4)**	(7)
Balance at December 31	**$21**	$ 23

Included in the balance at December 31, 2011 and 2010 are $15 million and $18 million, respectively, of unrecognized tax benefits that would impact our effective tax rate if recognized.

We recognize accrued interest and penalties associated with uncertain tax positions as part of tax expense. For the years ended December 31, 2011, 2010 and 2009, the amounts recognized in interest expense and income were immaterial. The amounts accrued at December 31, 2011 and 2010 for the payment of interest and penalties were not significant.

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

Corning Incorporated, as the common parent company, and all 80%-or-more-owned U.S. subsidiaries join in the filing of consolidated U.S. federal income tax returns. All such returns for periods ended through December 31, 2004, have been audited by and settled with the Internal Revenue Service (IRS). The statute of limitations to audit the 2005, 2006 and 2007 U.S. federal income tax expired in 2009, 2010 and 2011, respectively, except to the extent that the loss generated in 2005 is utilized in a subsequent year. In that instance, the statute for the 2005 year may be re-opened.

Corning Incorporated and U.S. subsidiaries file income tax returns on a combined, unitary or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 5 years. Various state income tax returns are currently in the process of examination or administrative appeal.

Our foreign subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 7 years. Years still open to examination by foreign tax authorities in major jurisdictions include Japan (2008 onward) and Taiwan (2009 onward).

Under U.S. GAAP, a deferred tax liability should be recorded for any book basis greater than tax basis in a foreign subsidiary attributable to unremitted book earnings under the presumption that such earnings will ultimately be distributed and that such distribution would be subject to additional tax at the parent company level. However, such presumption is rebuttable and no tax would be accrued to the extent the temporary difference is not expected to reverse in the foreseeable future because the unremitted foreign earnings are expected to be reinvested indefinitely.

As required by U.S. GAAP, Corning completes an annual detailed analysis to determine the extent to which its foreign unremitted earnings are indefinitely reinvested considering various factors including the following:

- U.S. cash needs and liquidity;
- International working capital, debt service and capital expansion needs;
- Local regulatory, statutory or other legally enforceable restrictions on the distribution of foreign subsidiary and affiliate earnings;
- Foreign joint venture agreement limitations on distributions; and
- The current and/or future tax costs associated with repatriation, including potential legislative changes that could impact such costs.

Quarterly, Corning updates its analysis for material changes.

In the quarter ended March 31, 2010, Corning included in the computation of its estimated annual effective tax rate a tax benefit of $265 million related to an expected fourth quarter repatriation of $1.1 billion of 2010 foreign earnings. The repatriated earnings represented a portion of the current year earnings of certain foreign subsidiaries and affiliates located in Asia and thus were not previously permanently reinvested.

6. Income Taxes (continued)

There were two factors influencing Corning's decision to consider repatriating these 2010 earnings. One was Corning's decision, as announced early in 2010, to pursue acquisitions that were expected to require cash to be available in the U.S. in excess of amounts expected to be generated from domestic sources. The second factor was proposed federal tax legislation which, if enacted, could significantly increase the tax cost of repatriation after 2010. Because there had been no change in our longer term international capital expansion plans as of the first quarter, our intent to indefinitely reinvest foreign earnings accumulated through the year ended December 31, 2009 was not changed by these factors.

As of the year ended December 31, 2010, Corning had $8.9 billion of foreign unremitted earnings that it intends to keep indefinitely reinvested.

Of this amount, nearly 70% consists of:

- Non-liquid operating assets or short term liquidity required to meet current international working capital needs; and
- Samsung Corning Precision or other joint venture unremitted earnings that require a joint determination with our partners to remove any indefinitely reinvested representation.

Additionally, in the third quarter of 2010, Corning announced a significant multi-year investment plan that was expected to result in 2011 capital investment of $2.4 billion to $2.7 billion, the substantial majority of which would be spent internationally and would include over the term of the plan: $800 million for additional LCD capacity in China; capacity expansion for Eagle XG LCD glass and Corning Gorilla Glass in Asia; expansion of automotive substrate facilities in China and Germany; and a new manufacturing and distribution center in China for our Life Sciences businesses. In addition to the $2.4 billion spent in 2011, approximately $1.1 billion of non-U.S. capital spending is planned for 2012. These factors in addition to the fact that Corning has sufficient access to funds in the U.S. to fund currently anticipated domestic needs result in our ability and intent to indefinitely reinvest our foreign unremitted earnings of $8.9 billion and $10.8 billion as of December 31, 2010 and 2011, respectively. It is not practical to calculate the unrecognized deferred tax liability on these earnings with reasonable accuracy.

7. Investments

Investments comprise the following (in millions):

	Ownership interest (1)	December 31, 2011	December 31, 2010
Affiliated companies accounted for under the equity method:			
Samsung Corning Precision Materials Co., Ltd.	50%	**$3,315**	$2,943
Dow Corning Corporation	50%	**1,160**	1,186
All other	20%-50%	**248**	240
		4,723	4,369
Other investments		**3**	3
Total		**$4,726**	$4,372

(1) Amounts reflect Corning's direct ownership interests in the respective affiliated companies. Corning does not control any of such entities.

7. Investments (continued)

Affiliated Companies at Equity

The results of operations and financial position of the investments accounted for under the equity method follow (in millions):

	Years ended December 31,		
	2011	2010	2009
Statement of operations:			
Net sales	**$11,613**	$11,717	$10,211
Gross profit	**$ 5,216**	$ 6,107	$ 5,043
Net income	**$ 2,925**	$ 3,901	$ 2,944
Corning's equity in earnings of affiliated companies (1)	**$ 1,471**	$ 1,958	$ 1,435
Related party transactions:			
Corning sales to affiliated companies	**$ 30**	$ 27	$ 50
Corning purchases from affiliated companies	**$ 138**	$ 59	$ 56
Corning transfers of assets, at cost, to affiliated companies (2)	**$ 113**	$ 121	$ 78
Dividends received from affiliated companies	**$ 820**	$ 1,712	$ 755
Royalty income from affiliated companies	**$ 221**	$ 268	$ 234
Corning services to affiliates	**$ 50**	$ 37	$ 22

	December 31,	
	2011	2010
Balance sheet:		
Current assets	**$ 9,088**	$ 8,418
Noncurrent assets	**$12,769**	$12,253
Short-term borrowings, including current portion of long-term debt	**$ 331**	$ 842
Other current liabilities	**$ 2,489**	$ 2,465
Long-term debt	**$ 1,445**	$ 868
Other long-term liabilities	**$ 6,632**	$ 6,297
Non-controlling interest	**$ 848**	$ 728
Related party transactions:		
Balances due from affiliated companies	**$ 77**	$ 101
Balances due to affiliated companies	**$ 14**	$ 7

(1) In 2009, equity in earnings of affiliated companies included a charge of $29 million ($27 million after-tax) for our share of the restructuring charges and a credit of $29 million ($27 million after-tax) primarily for excess foreign tax credits that Dow Corning generated from foreign dividends.

(2) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

7. Investments (continued)

We have contractual agreements with several of our equity affiliates which include sales, purchasing, licensing and technology agreements.

At December 31, 2011, approximately $5 billion of equity in undistributed earnings of equity companies was included in our retained earnings.

A discussion and summarized results of Corning's significant affiliates at December 31, 2011 follows:

Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision)
Samsung Corning Precision is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. In 2010, they changed their name from Samsung Corning Precision Glass Co., Ltd. to Samsung Corning Precision Materials Co., Ltd.

Samsung Corning Precision's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2011	2010	2009
Statement of operations:			
Net sales	**$4,171**	$4,856	$4,250
Gross profit	**$2,942**	$3,731	$3,053
Net income attributable to Samsung Corning Precision	**$2,061**	$2,946	$2,212
Corning's equity in earnings of Samsung Corning Precision	**$1,031**	$1,473	$1,115
Related party transactions:			
Corning sales to Samsung Corning Precision			$ 30
Corning purchases from Samsung Corning Precision	**$ 107**	$ 33	$ 37
Corning transfer of machinery and equipment to Samsung Corning Precision at cost (1)	**$ 113**	$ 121	$ 78
Dividends received from Samsung Corning Precision	**$ 492**	$1,474	$ 490
Royalty income from Samsung Corning Precision	**$ 219**	$ 265	$ 232

	December 31,	
	2011	2010
Balance sheet:		
Current assets	**$3,560**	$3,122
Noncurrent assets	**$3,890**	$3,791
Other current liabilities	**$ 498**	$ 696
Other long-term liabilities	**$ 241**	$ 252
Non-controlling interest	**$ 11**	$ 35

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

Balances due from Samsung Corning Precision were $16 million at December 31, 2011. Balances due to Samsung Corning Precision were $11 million at December 31, 2011. Balances due from Samsung Corning Precision were $29 million at December 31, 2010. Balances due to Samsung Corning Precision were $5 million at December 31, 2010.

In 2010, Samsung Corning Precision's earnings were positively impacted from a revised tax holiday calculation agreed to by the Korean National Tax service. Corning's share of this adjustment was $61 million.

Corning owns 50% of Samsung Corning Precision. Samsung Electronics Co., Ltd. owns 43% and other shareholders own the remaining 7%.

7. Investments (continued)

In April 2011, Korean tax authorities completed a tax audit of Samsung Corning Precision. As a result, the tax authorities issued a pre-assessment of approximately $46 million for an asserted underpayment of withholding tax on dividends paid from September 2006 through March 2009. Our first level of appeal was denied on October 5, 2011 and a formal assessment was issued. The assessment was paid in full in the fourth quarter of 2011, which will allow us to continue the appeal process. Samsung Corning Precision and Corning believe we will maintain our position when all available appeal remedies have been exhausted.

Additionally, the 2011 Korean Board of Audit and Inspection's (the BoAI) review of tax exemptions previously granted to Samsung Corning Precision by the National Tax Service (NTS) was closed without being remanded back to the NTS for adjustment or re-examination.

On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning Co., Ltd. (Samsung Corning). After the transaction, Corning retained its 50% interest in Samsung Corning Precision. Prior to their merger, Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately twenty-eight affiliates of the Samsung group (Samsung Affiliates) entered into with SGI and Creditors on August 24, 1999 (the Agreement). The lawsuit is pending in the courts of South Korea. Under the Agreement, it is alleged that the Samsung Affiliates agreed to sell certain shares of Samsung Life Insurance Co., Ltd. (SLI), which had been transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motors Inc. In the lawsuit, SGI and Creditors allege a breach of the Agreement by the Samsung Affiliates and are seeking the loss of principal (approximately $1.95 billion) for loans extended to Samsung Motors Inc., default interest and a separate amount for breach. On January 31, 2008, the Seoul District Court ordered the Samsung Affiliates: to pay approximately $1.3 billion by disposing of 2,334,045 shares of SLI less 1,165,955 shares of SLI previously sold by SGI and Creditors and paying the proceeds to SGI and Creditors; to satisfy any shortfall by participating in the purchase of equity or subordinate debentures issued by them; and pay default interest of 6% per annum. The ruling was appealed. On November 10, 2009, the Appellate Court directed the parties to attempt to resolve this matter through mediation. On January 11, 2011, the Appellate Court ordered the Samsung Affiliates to pay 600 billion won in principal and 20 billion won in delayed interest to SGI and Creditors. Samsung promptly paid those amounts, which approximated $550 million when translated to United States Dollars, from a portion of an escrow account established upon completion of SLI's initial public offering (IPO) on May 7, 2010. On February 7, 2011, the Samsung Affiliates appealed the Appellate Court's ruling to the Supreme Court of Korea and the appeal is currently in progress. Samsung Corning Precision has not contributed to any payment related to these disputes, and has concluded that no provision for loss should be reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning or any of its affiliates.

In September 2009, Corning and Samsung Corning Precision formed Corsam Technologies LLC (Corsam), a new equity affiliate established to provide glass technology research for future product applications. Samsung Corning Precision invested $124 million in cash and Corning contributed intellectual property with a corresponding value. Corning and Samsung Corning Precision each own 50% of the common stock of Corsam, and Corning has agreed to provide research and development services at arms length to Corsam. Corning does not control Corsam because Samsung Corning Precision's other investors maintain significant participating voting rights. In addition, Corsam has sufficient equity to finance its activities, the voting rights of investors in Corsam are considered substantive, and the risks and rewards of Corsam's research are shared only by those investors noted. As a result, Corsam is accounted for under the equity method of accounting for investments.

7. Investments (continued)

Dow Corning Corporation (Dow Corning)
Dow Corning is a U.S.-based manufacturer of silicone products. Corning and the Dow Chemical Company (Dow Chemical) each own half of Dow Corning.

Dow Corning's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2011	2010	2009
Statement of operations:			
Net sales	**$6,427**	$5,997	$5,093
Gross profit	**$1,989**	$2,135	$1,760
Net income attributable to Dow Corning	**$ 806**	$ 887	$ 573
Corning's equity in earnings of Dow Corning	**$ 404**	$ 444	$ 287
Related party transactions:			
Corning purchases from Dow Corning	**$ 22**	$ 19	$ 17
Dividends received from Dow Corning	**$ 310**	$ 222	$ 222

	December 31,	
	2011	2010
Balance sheet:		
Current assets	**$4,873**	$4,625
Noncurrent assets	**$8,698**	$8,024
Short-term borrowings, including current portion of long-term debt	**$ 331**	$ 842
Other current liabilities	**$1,692**	$1,446
Long-term debt	**$1,440**	$ 867
Other long-term liabilities	**$6,523**	$5,996
Non-controlling interest	**$ 767**	$ 625

At December 31, 2011, Dow Corning's marketable securities included approximately $172 million of auction rate securities, net of impairments of $18 million. As a result of a temporary impairment, unrealized losses of $17 million, net of $1 million for a minority interests' share, were included in accumulated other comprehensive income in Dow Corning's consolidated balance sheet. Corning's share of this unrealized loss was $9 million and is included in Corning's accumulated other comprehensive income.

In February 2011, Dow Corning amended and restated its revolving credit agreement to provide $1 billion senior, unsecured revolving line of credit through February 2016. Dow Corning believes it has adequate liquidity to fund operations, its capital expenditure plans, breast implant settlement liabilities, and shareholder dividends.

In January 2010, Dow Corning received approval for U.S. Federal Advanced Energy Manufacturing Tax Credits of approximately $169 million. The tax credits were granted as part of the American Reinvestment and Recovery Act of 2009, and are focused on job creation from U.S. manufacturing capacity which supplies clean and renewable energy products.

In response to economic challenges, Dow Corning incurred restructuring charges associated with a global workforce reduction in 2009. Our share of these charges was $29 million.

In 1995, Corning fully impaired its investment in Dow Corning after it filed for bankruptcy protection. Corning did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that Dow Corning's emergence from bankruptcy was probable. Corning considers the $249 million difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent.

Corning and The Dow Chemical Company (Dow Chemical) each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

7. Investments (continued)

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.7 billion to the Settlement Trust. As of December 31, 2011, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2011, Dow Corning has estimated the liability to commercial creditors to be within the range of $86 million to $280 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $86 million, net of applicable tax benefits. In addition, the London Market Insurers (the LMI Claimants) claimed a reimbursement right with respect to a portion of insurance proceeds previously paid by the LMI Claimants to Dow Corning. This claim was based on a theory that the LMI Claimants overestimated Dow Corning's liability for the resolution of implant claims pursuant to the Plan. Based on settlement negotiations, Dow Corning had estimated that the most likely outcome would result in payment to the LMI Claimants in a range of $10 million to $20 million. During the third quarter of 2011, Dow Corning and the LMI Claimants settled the claim for an amount within that range. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. The remaining tort claims against Corning are expected to be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 9,900 other cases (approximately 38,300 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

Corning, with other relevant parties, has been involved in ongoing efforts to develop a Plan of Reorganization that would resolve the concerns and objections of the relevant courts and parties. In 2003, a plan was agreed to by various parties (the 2003 Plan), but, on December 21, 2006, the Bankruptcy Court issued an order denying the confirmation of that 2003 Plan. On January 29, 2009, an amended plan of reorganization (the Amended PCC Plan) - which addressed the issues raised by the Court when it denied confirmation of the 2003 Plan - was filed with the Bankruptcy Court.

The proposed resolution of PCC asbestos claims under the Amended PCC Plan would have required Corning to contribute its equity interests in PCC and Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and to contribute a fixed series of payments, recorded at present value. Corning would have had the option to use its shares rather than cash to make these payments, but the liability would have been fixed by dollar value and not the number of shares. The Amended PCC Plan would, originally, have required Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning would relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions.

7. Investments (continued)

On June 16, 2011, the Court entered an Order denying confirmation of the Amended PCC Plan. The Court's memorandum opinion accompanying the order rejected some objections to the Amended PCC Plan and made suggestions regarding modifications to the Amended PCC Plan that would allow the Plan to be confirmed. Corning and other parties have filed a motion for reconsideration, objecting to certain points of this Order. Certain parties to the proceeding filed specific plan modifications in response to the Court's opinion and Corning supported these filings. Corning and other parties also filed a motion for reconsideration objecting to certain points in the Court's opinion and Order. Proposed plan modifications will be discussed during the hearing scheduled for February 17, 2012.

The Amended PCC Plan does not include certain non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more data becomes available.

The liability for the Amended PCC Plan and the non-PCC asbestos claims was estimated to be $657 million at December 31, 2011, compared with an estimate of liability of $633 million at December 31, 2010. For the years ended December 31, 2011 and 2010, Corning recorded asbestos litigation expense of $24 million and $5 million, respectively. In the first quarter of 2010, Corning recorded a credit of $54 million to reflect the change in terms of Corning's proposed payments under the Amended Plan. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the Amended PCC Plan becomes effective and the PCE portion of the obligation will be fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

The Amended PCC Plan with the modifications addressing issues raised by the Court's June 16, 2011, opinion remains subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions that may not be achieved. The approval of the (further modified) Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. If the modified Amended PCC Plan is approved by the Bankruptcy Court, that approval will be subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation in state courts for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

At December 31, 2011 and 2010, the fair value of PCE significantly exceeded its carrying value of $138 million and $129 million, respectively. There have been no impairment indicators for our investment in PCE and we continue to recognize equity earnings of this affiliate. PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court on April 16, 2000. At that time, Corning determined it lacked the ability to recover the carrying amount of its investment in PCC and its investment was other than temporarily impaired. As a result, we reduced our investment in PCC to zero.

8. Acquisition

On September 15, 2009, Corning acquired all of the shares of Axygen Bioscience, Inc. and its subsidiaries (Axygen) from American Capital Ltd. for $410 million, net of $7 million cash received. Axygen is a leading manufacturer and distributor of high-quality life sciences plastic consumable labware, liquid handling products, and bench-top laboratory equipment.

The purchase price of the acquisition was allocated to the net tangible and other intangible assets acquired, with the remainder recorded as goodwill on the basis of fair value. The following amounts represent the final valuation of the acquisition (in millions):

Total current assets	$ 63
Other tangible assets	49
Other intangible assets	153
Current and non-current liabilities	(80)
Net tangible and intangible assets	$185
Purchase price, including cash received	417
Goodwill (1)	$232

(1) None of the goodwill recognized is deductible for U.S. income tax purposes. The goodwill was allocated to the Life Sciences segment.

Goodwill is primarily related to the value of Axygen's product portfolio and distribution network and its combination with Corning's existing life sciences platform, as well as synergies and other intangibles that do not qualify for separate recognition. Acquisition-related costs of $4 million in 2009 included costs for legal, accounting, valuation and other professional services and were included in selling, general and administrative expense in the Consolidated Statements of Income. Supplemental pro forma information was not provided because Axygen is not material to Corning's consolidated financial statements.

9. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31,	
	2011	2010
Land	**$ 113**	$ 105
Buildings	**3,957**	3,692
Equipment	**11,886**	10,744
Construction in progress	**1,919**	822
	17,875	15,363
Accumulated depreciation	**(7,204)**	(6,420)
Total	**$10,671**	$ 8,943

Approximately $46 million, $20 million, and $29 million of interest costs were capitalized as part of property, net in 2011, 2010 and 2009, respectively.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. At December 31, 2011 and 2010, the recorded value of precious metals totaled $2.5 billion and $2.0 billion, respectively. Depletion expense related to the years ended December 31, 2011, 2010, and 2009 totaled $21 million, $22 million, and $12 million, respectively.

During the fourth quarter of 2011, Corning recorded a $130 million impairment charge related to certain assets located in Japan used in the ion exchange process for the production of large cover glass. The large cover glass impairment charge represents a write-down of assets specific to the glass-strengthening process for large size cover glass to their relative fair market values as of the date of impairment. As a result of the impairment, assets included in the categories of equipment and buildings decreased approximately $55 million and $75 million, respectively.

10. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2011 and 2010 are as follows (in millions):

	Telecommunications	Display Technologies	Specialty Materials	Life Sciences	Total
Balance at December 31, 2009	$118	$9	$150	$232	$509
Acquired goodwill (1)				28	28
Balance at December 31, 2010	$118	$9	$150	$260	$537
Acquired goodwill (2)	91			36	127
Balance at December 31, 2011	**$209**	**$9**	**$150**	**$296**	**$664**

(1) The Company recorded goodwill associated with a small acquisition completed in the fourth quarter of 2010.
(2) The Company recorded goodwill associated with two small acquisitions completed in 2011.

Corning's gross goodwill balance for the fiscal years ended December 31, 2011 and 2010 were $7.1 billion and 7.0 billion, respectively. Accumulated impairment losses were $6.5 billion for the fiscal years ended December 31, 2011 and 2010, and were generated entirely through goodwill impairments related to the Telecommunications segment.

Other Intangible Assets

Other intangible assets follow (in millions):

	December 31,					
	2011			2010		
	Gross	**Accumulated amortization**	**Net**	Gross	Accumulated amortization	Net
Amortized intangible assets:						
Patents, trademarks & trade names (1)(2)	**$228**	**$119**	**$109**	$205	$124	$ 81
Non-competition agreements (2)				97	94	3
Customer list and other (1)	**169**	**16**	**153**	98	3	95
Total	**$397**	**$135**	**$262**	$400	$221	$179

(1) The Company recorded other identifiable intangible assets associated with the purchase of Axygen Bioscience in 2009, and small acquisitions completed in 2010 and 2011. Refer to Note 8 (Acquisition) to the Consolidated Financial Statements for additional information.
(2) Certain intangible assets were fully amortized in 2011.

Amortized intangible assets are primarily related to the Telecommunications and Life Sciences segments. Amortization expense related to these intangible assets was $15 million, $8 million and $10 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense is estimated to be approximately $16 million for 2012, and $16 million thereafter.

11. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31, 2011	December 31, 2010
Current liabilities:		
Wages and employee benefits	**$ 373**	$ 458
Income taxes	**288**	181
Customer deposits		27
Other current liabilities	**432**	465
Other accrued liabilities	**$1,093**	$1,131
Non-current liabilities:		
Asbestos litigation	**$ 657**	$ 633
Other non-current liabilities	**704**	613
Other liabilities	**$1,361**	$1,246

Asbestos Litigation

The proposed resolution of PCC asbestos claims under the Amended PCC Plan would have required Corning to contribute its equity interests in PCC and Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and to contribute a fixed series of payments, recorded at present value. Corning would have had the option to use its shares rather than cash to make these payments, but the liability would have been fixed by dollar value and not the number of shares. The Amended PCC Plan would, originally, have required Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning would relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions.

The Amended PCC Plan does not include certain non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more data becomes available. Refer to Note 7 (Investments) to the Consolidated Financial Statements for additional information on the asbestos litigation.

Customer Deposits

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment would supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased.

Upon receipt of the cash deposits made by customers, we recorded a customer deposit liability. This liability is reduced at the time of future product sales over the life of the agreements. As product is shipped to a customer, Corning recognized revenue at the selling price and issued credit memoranda for an agreed amount of the customer deposit liability. The credit memoranda were applied against customer receivables resulting from the sale of product, thus reducing operating cash flows in the periods these credits were applied for cash deposits received in earlier periods.

Between 2004 and 2007, we received a total of $937 million for customer deposit agreements. In 2007, we received our last deposit of $105 million. We do not expect to receive additional deposits related to these agreements. In 2011, 2010 and 2009, we issued $28 million, $83 million, and $253 million, respectively, in credits that were applied to customer receivable balances when payments were due. As of December 31, 2011, no additional deposits have been received and all amounts previously owed as credits have been applied to customer receivable balances when payments were due.

12. Debt

(In millions):

	December 31,	
	2011	2010
Current portion of long-term debt	**$ 27**	$ 57
Long-term debt		
Debentures, 6.75%, due 2013	**$ 100**	$ 100
Debentures, 5.90%, due 2014	**100**	100
Debentures, 6.20%, due 2016	**75**	78
Debentures, 8.875%, due 2016	**81**	82
Debentures, 6.625%, due 2019	**250**	250
Debentures, 4.25%, due 2020	**298**	297
Debentures, 8.875%, due 2021	**87**	89
Medium-term notes, average rate 7.66%, due through 2023	**45**	45
Debentures, 7.00%, due 2024	**99**	99
Debentures, 6.85%, due 2029	**175**	176
Debentures, callable, 7.25%, due 2036	**249**	249
Debentures, 5.75%, due 2040	**397**	397
Other, average rate 5.25%, due through 2037	**435**	357
Total long-term debt	**2,391**	2,319
Less current portion of long-term debt	**27**	57
Long-term debt	**$2,364**	$2,262

At December 31, 2011 and 2010, the weighted-average interest rate on current portion of long-term debt was 2.1% and 4.9%, respectively.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $2.6 billion at December 31, 2011 and $2.4 billion at December 31, 2010.

The following table shows debt maturities by year at December 31, 2011 (in millions):

2012	2013	2014	2015	2016	Thereafter
$27	$130	$192	$37	$172	$1,795

In the fourth quarter of 2010, we amended and restated our existing revolving credit facility. The amended facility provides a $1.0 billion unsecured multi-currency line of credit and expires in December 2015. The facility includes two financial covenants, including a leverage test (debt to capital ratio), and an interest coverage ratio (calculated on the most recent four quarters). As of December 31, 2011, we were in compliance with these covenants.

Debt Issuances and Retirements

In the second quarter of 2011, a wholly-owned subsidiary entered into a credit facility that allows Corning to borrow up to Chinese Renminbi (RMB) 4.0 billion, or approximately $635 million when translated to United States Dollars. Corning may request advances during the eighteen month period beginning on June 30, 2011 (the "Availability Period"). Corning will repay the aggregate principal amount and accrued interest outstanding at the end of the Availability Period in six installments, with the final payment due five years from the date of the first advance. In 2011, Corning borrowed approximately $120 million under this credit facility.

In the fourth quarter of 2010, we exercised our option to repurchase $100 million of 6.05% senior unsecured notes due June 15, 2015 at par. The net carrying amount of the debt repurchased was $100 million.

12. Debt (continued)

In the third quarter of 2010, we issued $400 million of 5.75% senior unsecured notes and $300 million of 4.25% senior unsecured notes for net proceeds of approximately $394 million and $295 million, respectively. The 5.75% notes mature on August 15, 2040 and the 4.25% notes mature on August 15, 2020. We may redeem these notes at any time, subject to certain payments.

In the third quarter of 2010, we repurchased $126 million of 6.2% senior unsecured notes due March 15, 2016 and $100 million of 5.9% senior unsecured notes due March 15, 2014. The net carrying amount of the debt repurchased was $234 million. We recognized a pre-tax loss of $30 million upon early redemption of these notes.

Corning redeemed $48 million principal amount of our 6.25% notes due February 18, 2010. There were no other significant debt reductions during 2010.

During the year ended December 31, 2009, we recorded the impact of a capital lease obligation associated with a manufacturing facility in our Display Technologies segment. The balance of this obligation at December 31, 2011 and 2010 was $182 million and $172 million, respectively, and is included in our long-term debt balance.

In the second quarter of 2009, we issued $250 million of 6.625% senior unsecured notes and $100 million of 7% senior unsecured notes for net proceeds of approximately $248 million and $98 million, respectively. The 6.625% notes mature on May 15, 2019 and the 7% notes mature on May 15, 2024. We may redeem these notes at any time, subject to certain payments.

Corning redeemed $54 million principal amount of our 6.3% notes due March 1, 2009. There were no other significant debt reductions during 2009.

13. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company's long-term funding targets. In 2011, we made a voluntary contribution of $5 million to our international pension plans. In 2010, we made voluntary contributions of $355 million to our domestic and international pension plans.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. Certain salaried and non-union hourly employees remain in the traditional defined benefit plan. All salaried and non-union hourly employees hired after July 1, 2000, are automatically participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. The Pension Protection Act of 2006 requires vesting after three years for cash balance plans by January 1, 2008. Corning adopted this measure on January 1, 2008.

Corning offers postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we have placed a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap is equal to 120% of our 2005 contributions toward retiree medical benefits. Once our contributions toward salaried retiree medical costs reach this cap, impacted retirees will have to pay the excess amount in addition to their regular contributions for coverage. This cap was attained for post-65 retirees in 2008 and has impacted their contribution rate in 2009 and going forward. The pre-65 retirees have triggered the cap in 2010, which impacted their contribution rate in 2011 and going forward. Furthermore, employees hired or rehired on or after January 1, 2007 will be eligible for Corning retiree medical benefits upon retirement; however, these employees will pay 100% of the cost.

In 2009, Corning recorded restructuring charges of $50 million for U.S. pension and postretirement benefit plans. This included a curtailment charge of $33 million for the qualified defined benefit plan (U.S. pension plan) and the U.S. postretirement benefit plan. Accordingly, we remeasured the U.S. pension and postretirement benefit plan as of March 31, 2009. The remeasurement resulted in an increase of $115 million to the Company's U.S. pension liability and a decrease of $12 million to the U.S. postretirement benefit plan liability. As part of the remeasurement, we updated the assumed discount rate for both plans to 6.25%, which reflected a 25 basis point increase from December 31, 2009.

13. Employee Retirement Plans (continued)

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follows (in millions):

	Pension benefits		Postretirement benefits	
December 31,	**2011**	2010	**2011**	2010
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 3,008**	$ 2,791	**$ 976**	$ 928
Service cost	**53**	46	**13**	12
Interest cost	**156**	157	**49**	50
Plan participants' contributions	**1**	1	**12**	9
Amendments	**3**	22		(31)
Actuarial losses (gain)	**175**	163	**(31)**	77
Other		9		
Benefits paid	**(171)**	(173)	**(67)**	(75)
Medicare subsidy received			**5**	6
Foreign currency translation	**(1)**	(8)		
Benefit obligation at end of year	**$ 3,224**	$ 3,008	**$ 957**	$ 976
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 2,690**	$ 2,270		
Actual gain on plan assets	**232**	233		
Employer contributions	**18**	367		
Plan participants' contributions	**1**	1		
Benefits paid	**(171)**	(173)		
Foreign currency translation		(8)		
Fair value of plan assets at end of year	**$ 2,770**	$ 2,690		
Funded status at end of year				
Fair value of plan assets	**$ 2,770**	$ 2,690		
Benefit obligations	**(3,224)**	(3,008)	**$(957)**	$(976)
Funded status of plans	**$ (454)**	$ (318)	**$(957)**	$(976)
Amounts recognized in the consolidated balance sheets consist of:				
Noncurrent asset		$ 21		
Current liability	**$ (11)**	(15)	**$ (60)**	$ (63)
Noncurrent liability	**(443)**	(324)	**(897)**	(913)
Recognized liability	**$ (454)**	$ (318)	**$(957)**	$(976)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	**$ 1,019**	$ 993	**$ 269**	$ 318
Prior service cost (credit)	**29**	35	**(35)**	(41)
Amount recognized at end of year	**$ 1,048**	$ 1,028	**$ 234**	$ 277

The accumulated benefit obligation for defined benefit pension plans was $3.1 billion and $2.9 billion at December 31, 2011 and 2010, respectively.

13. Employee Retirement Plans (continued)

The following information is presented for pension plans where the projected benefit obligation and the accumulated benefit obligation as of December 31, 2011 and 2010 exceeded the fair value of plan assets (in millions):

	December 31,	
	2011	2010
Projected benefit obligation	**$388**	$356
Accumulated benefit obligation	**$360**	$330
Fair value of plan assets	**$ 14**	$ 13

In 2011, the fair value of plan assets exceeded the accumulated benefit obligation for the United States and United Kingdom pension plans.

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension benefits			Postretirement benefits		
	2011	2010	2009	**2011**	2010	2009
Service cost	**$ 53**	$ 46	$ 46	**$ 13**	$ 12	$ 11
Interest cost	**156**	157	157	**49**	50	51
Expected return on plan assets	**(161)**	(168)	(179)			
Amortization of net loss	**76**	50	31	**18**	15	11
Amortization of prior service cost (credit)	**9**	9	8	**(6)**	(6)	(3)
Total periodic benefit expense	**$ 133**	$ 94	$ 63	**$ 74**	$ 71	$ 70
Curtailment charge		(1)	22			10
Total expense	**$ 133**	$ 93	$ 85	**$ 74**	$ 71	$ 80
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Curtailment effects		$ 1	$ (2)			$ 2
Current year actuarial loss (gain)	**$ 104**	106	2	**$(31)**	$ 77	66
Amortization of actuarial loss	**(76)**	(50)	(31)	**(18)**	(15)	(11)
Current year prior service (credit)/loss	**3**	23			(31)	
Amortization of prior service (cost) credit	**(9)**	(9)	(9)	**6**	6	3
Total recognized in other comprehensive income (loss)	**$ 22**	$ 71	$ (40)	**$(43)**	$ 37	$ 60
Total recognized in net periodic benefit cost and other comprehensive income	**$ 155**	$ 164	$ 45	**$ 31**	$108	$140

The Company expects to recognize $67 million of net loss and $5 million of net prior service cost as components of net periodic pension cost in 2012 for its defined benefit pension plans. The Company expects to recognize $15 million of net loss and $6 million of net prior service credit as components of net periodic postretirement benefit cost in 2012.

Corning uses a hypothetical yield curve and associated spot rate curve to discount the plan's projected benefit payments. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value. The yield curve is based on actual high-quality corporate bonds across the full maturity spectrum, which also includes private placements as well as Eurobonds that are denominated in U.S. currency. The curve is developed from yields on approximately 350-375 bonds from four grading sources, Moody's, S&P, Fitch and the Dominion Bond Rating Service. A bond will be included if at least half of the grades from these sources are Aa, non-callable bonds. The very highest 10th percentile yields and the lowest 40th percentile yields are excluded from the curve to eliminate outliers in the bond population.

13. Employee Retirement Plans (continued)

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension benefits						Postretirement benefits		
	Domestic			International			Domestic		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Discount rate	**4.75%**	5.25%	5.75%	**4.40%**	4.75%	5.75%	**4.75%**	5.25%	5.75%
Rate of compensation increase	**4.25%**	4.25%	4.25%	**3.44%**	4.35%	4.04%			

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 follow:

	Pension benefits						Postretirement benefits		
	Domestic			International			Domestic		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Discount rate	**5.25%**	5.75%	6.00/6.25% (1)	**4.75%**	5.75%	5.12%	**5.25%**	5.75%	6.00/6.25%(1)
Expected return on plan assets	**6.50%**	7.25%	7.75%	**5.59%**	6.01%	6.08%			
Rate of compensation increase	**4.25%**	4.25%	5.00%	**4.35%**	4.04%	4.20%			

(1) The discount rate at December 31, 2008 was 6.00%. At March 31, 2009 remeasurement date, the discount rate was changed to 6.25%.

The assumed rate of return was determined based on the current interest rate environment and historical market premiums relative to fixed income rates of equities and other asset classes. Reasonableness of the results is tested using models provided by the plan actuaries.

Assumed health care trend rates at December 31	**2011**	2010
Health care cost trend rate assumed for next year	**8.0%**	8.0%
Rate that the cost trend rate gradually declines to	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2018**	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on annual total of service and interest cost	$ 5	$ (4)
Effect on postretirement benefit obligation	$56	$(45)

Plan Assets

The Company's overall investment strategy is to obtain sufficient return and provide adequate liquidity to meet the benefit obligations of the pension plan. Investments are made in public securities to ensure adequate liquidity to support benefit payments. Domestic and international stocks and bonds provide diversification to the portfolio. The target allocation range for domestic equity investment is 10.0%-12.5% which includes large, mid and small cap companies. The target allocation range of international equities is 10.0%-12.5%, which includes investments in both developed and emerging markets. The target allocation for bond investments is 60%, which predominately includes both government and corporate bonds. Long duration fixed income assets are utilized to mitigate the sensitivity of funding ratios to changes in interest rates. The target allocation range for non-public investments in private equity and real estate is 5%-15%, and is used to enhance returns and offer additional asset diversification. The target allocation range for commodities is 0%-5%, which provides some inflation protection to the portfolio.

13. Employee Retirement Plans (continued)

The following tables provide fair value measurement information for the Company's major categories of defined benefit plan assets (in millions):

	December 31, 2011	Fair value measurements at reporting date using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities:				
U.S. companies	$ 315	$215	$ 100	
International companies	312	80	232	
Fixed income:				
U.S. treasuries/agencies				
U.S. corporate bonds	1,446		1,446	
International fixed income	173		173	
Other fixed income				
Private equity (1)	241			$241
Real estate (2)	91			91
Insurance contracts	5			5
Cash equivalents	97	97		
Commodities (3)	90		90	
Total	$2,770	$392	$2,041	$337

(1) This category includes venture capital, leverage buyouts and distressed debt limited partnerships invested primarily in the U.S. companies. The inputs are valued by internally generated Discounted Cash Flow Analysis and comparable sale analysis.

(2) This category includes industrial, office, apartments, hotels, infrastructure, and retail investments which are limited partnerships predominately in the U.S. The inputs are valued by internally generated Discounted Cash Flow Analysis; compare sale analysis and periodic external appraisals.

(3) This category includes investments in energy, industrial metals, precious metals, agricultural and livestock primarily through futures, options, swaps, and exchange traded funds.

	December 31, 2010	Fair value measurements at reporting date using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities:				
U.S. companies	$ 312	$220	$ 92	
International companies	322	45	277	
Fixed income:				
U.S. treasuries/agencies	103		103	
U.S. corporate bonds	953		953	
International fixed income	392		392	
Other fixed income	146		146	
Private equity (1)	234			$234
Real estate (2)	74			74
Insurance contracts	5			5
Cash equivalents	45	15	30	
Commodities (3)	104		104	
Total	$2,690	$280	$2,097	$313

(1) This category includes venture capital, leverage buyouts and distressed debt limited partnerships invested primarily in the U.S. companies. The inputs are valued by internally generated Discounted Cash Flow Analysis and comparable sale analysis.

(2) This category includes industrial, office, apartments, hotels, infrastructure, and retail investments which are limited partnerships predominately in the U.S. The inputs are valued by internally generated Discounted Cash Flow Analysis; comparable sale analysis and periodic external appraisals.

(3) This category includes investments in energy, industrial metals, precious metals, agricultural and livestock primarily through futures, options, swaps, and exchange traded funds.

13. Employee Retirement Plans (continued)

The tables below set forth a summary of changes in the fair value of the defined benefit plans Level 3 assets for the years ended December 31, 2011 and 2010 (in millions):

	Level 3 assets		
	Year ended December 2011		
	Private equity	Real estate	Insurance contracts
Beginning balance at December 31, 2010	$234	$74	$5
Actual return on plan assets relating to assets still held at the reporting date	27	6	
Purchases, sales, and settlements			
Transfers in and/or out of level 3	(20)	11	
Ending balance at December 31, 2011	$241	$91	$5

	Level 3 assets		
	Year ended December 2010		
	Private equity	Real estate	Insurance contracts
Beginning balance at December 31, 2009	$222	$61	$5
Actual return on plan assets relating to assets still held at the reporting date	25	(5)	
Purchases, sales, and settlements			
Transfers in and/or out of level 3	(13)	18	
Ending balance at December 31, 2010	$234	$74	$5

Credit Risk

57% of plan assets are invested in long duration bonds. The average rating for these bonds is A. These bonds are subject to credit risk, such that a decline in credit ratings for the underlying companies, countries or assets (for assets backed securities) would result in a decline in the value of the bonds. These bonds are also subject to default risk.

Currency Risk

11% of assets are valued in non U.S. dollar denominated investments that are subject to currency fluctuations. The value of these securities will decline if the U.S. dollar increases in value relative to the value of the currencies in which these investments are denominated.

Liquidity Risk

13% of the securities are invested in Level 3 securities. These are long-term investments in private equity and private real estate investments that may not mature or be sellable in the near-term without significant loss.

At December 31, 2011 and 2010, the amount of Corning common stock included in equity securities was not significant.

Cash Flow Data

We anticipate making voluntary cash contributions of approximately $105 million to our domestic and international plans in 2012.

The following reflects the gross benefit payments that are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected benefit payments		
	Pension benefits	Postretirement benefits	Expected federal subsidy payments post retirement benefits
2012	$ 188	$ 79	$ 6
2013	$ 188	$ 84	$ 7
2014	$ 190	$ 88	$ 7
2015	$ 197	$ 91	$ 8
2016	$ 198	$ 94	$ 8
2017-2021	$1,085	$509	$47

13. Employee Retirement Plans (continued)

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. Total consolidated defined contribution plan expense was $44 million, $46 million and $50 million for the years ended December 31, 2011, 2010 and 2009, respectively.

14. Commitments, Contingencies, and Guarantees

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 36	$ 24	$ 4	$ 2	$ 4	$ 2
Credit facilities for equity companies	75	25	25	25		
Stand-by letters of credit (1)	59	57	2			
Subtotal of commitment expirations per period	$ 170	$106	$ 31	$ 27	$ 4	$ 2
Purchase obligations	$ 72	$ 42	$ 22	$ 3	$ 3	$ 2
Capital expenditure obligations (2)	472	472				
Total debt (3)	2,118	27	127	190	34	1,740
Interest on long-term debt (4)	1,921	153	162	136	121	1,349
Minimum rental commitments	218	51	42	35	30	60
Capital leases (3)	236	2	2	2	2	228
Imputed interest on capital leases	161	13	13	13	13	109
Uncertain tax positions (5)	6	4	1	1		
Subtotal of contractual obligation payments due by period	5,204	764	369	380	203	3,488
Total commitments and contingencies	**$5,374**	**$870**	**$400**	**$407**	**$207**	**$3,490**

(1) At December 31, 2011, $41 million of the $59 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations primarily reflect amounts associated with our capital expansion activities.
(3) At December 31, 2011, $2.4 billion was included on our balance sheet. Total debt above is stated at maturity value.
(4) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.
(5) At December 31, 2011, $11 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $5 million of that amount will become payable.

We are required, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide up to a $75 million credit facility to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

Minimum rental commitments under leases outstanding at December 31, 2011 follow (in millions):

2012	2013	2014	2015	2016	2017 and thereafter
$51	$42	$35	$30	$24	$36

Total rental expense was $84 million for 2011, $70 million for 2010 and $65 million for 2009.

14. Commitments, Contingencies, and Guarantees (continued)

A reconciliation of the changes in the product warranty liability for the year ended December 31 follows (in millions):

	2011	2010
Balance at January 1	**$24**	$24
Adjustments for warranties issued for current year sales	**$ 4**	$ 6
Adjustments for warranties related to prior year sales	**$ (3)**	$ (3)
Settlements made during the current year	**$ (2)**	$ (3)
Balance at December 31	**$23**	$24

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 7 (Investments) to the Consolidated Financial Statements, and is subject to various claims that arise in the normal course of business. In the opinion of management, the likelihood that the ultimate disposition of these matters will have a material adverse effect on Corning's consolidated financial position, liquidity, or results of operations, is remote. Other than certain asbestos related claims, there are no other material loss contingencies related to litigation.

Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 18 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2011 and December 31, 2010, Corning had accrued approximately $25 million (undiscounted) and $30 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

The ability of certain subsidiaries and affiliated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2011, the amount of equity subject to such restrictions for consolidated subsidiaries was not significant. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs.

15. Hedging Activities

Corning operates in many foreign countries and is therefore exposed to movements in foreign currency exchange rates. The areas in which exchange rate fluctuations affect us include:

- Financial instruments and transactions denominated in foreign currencies, which impact earnings; and
- The translation of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impacts our net equity.

Our most significant foreign currency exposures relate to the Japanese yen, Korean won, New Taiwan dollar and the Euro. We manage our foreign currency exposure primarily by entering into foreign exchange forward contracts with durations of generally 18 months or less to hedge foreign currency risk. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to reduce the impact of exchange rate movements on our operating results.

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties. However, we do not expect to record any losses as a result of counterparty default. Neither we nor our counterparties are required to post collateral for these financial instruments.

15. Hedging Activities (continued)

Cash Flow Hedges

Our cash flow hedging activities utilize foreign exchange forward and option contracts to reduce the risk that movements in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. Our cash flow hedging activities also utilize interest rate forwards to reduce the risk of changes in a benchmark interest rate from the probable forecasted issuance of debt. Corning uses a regression analysis to monitor the effectiveness of its cash flow hedges both prospectively and retrospectively. Corning defers net gains and losses from cash flow hedges into accumulated other comprehensive income on the consolidated balance sheet until such time as the hedged item impacts earnings. At December 31, 2011, the amount of net losses expected to be reclassified into earnings within the next 12 months was $35 million.

Undesignated Hedges

Corning uses other foreign exchange forward contracts that are not designated as hedging instruments for accounting purposes. The undesignated hedges limit exposures to foreign currency fluctuations related to certain monetary assets, monetary liabilities and net earnings in foreign currencies.

Net Investment in Foreign Operations

In February 2000, we issued $500 million of Euro-denominated notes that were designated as a hedge of a net investment in foreign operations. The effective portion of the changes in fair value of the outstanding debt balance has been included as a component of the foreign currency translation adjustment (CTA) within accumulated other comprehensive income (loss). In February 2010, we repaid the remaining $48 million balance of this debt. At that time, the cumulative amount of CTA related to this debt was a net loss of $140 million, which will remain in accumulated other comprehensive income until ultimate disposition of the underlying Euro investment.

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments (in millions):

	Notional amount		Asset derivatives			Liability derivatives		
			Balance sheet location	Fair value		Balance sheet location	Fair value	
	2011	2010		**2011**	2010		**2011**	2010
Derivatives designated as hedging instruments								
Foreign exchange contracts	**$ 402**	$ 602	Other current assets	**$ 6**	$4	Other accrued liabilities	**$ (8)**	$ (33)
Benchmark interest rate	**$ 500**					Other accrued liabilities	**$ (33)**	
Derivatives not designated as hedging instruments								
Foreign exchange contracts	**$3,094**	$2,946	Other current assets	**$ 6**	$1	Other accrued liabilities	**$(122)**	$(122)
						Other liabilities	**$ (6)**	$ (45)
Total derivatives	**$3,996**	$3,548		**$12**	$5		**$(169)**	$(200)

15. Hedging Activities (continued)

The following tables summarize the effect on the consolidated financial statements relating to Corning's derivative financial instruments (in millions):

	Effect of derivative instruments on the consolidated financial statements for the years ended December 31						
	Gain/(loss) recognized in other comprehensive income (OCI)			Location of gain/(loss) reclassified from accumulated OCI into income (effective)	Gain/(loss) reclassified from accumulated OCI into income (effective) (1)		
Derivatives in hedging relationships	**2011**	2010	2009		**2011**	2010	2009
Cash flow hedges							
				Sales	**$ 0**	$ (1)	$ 0
Interest rate hedge	**$ 0**	$ 3	$ 0	Cost of sales	**$(12)**	$ (9)	$ 2
Foreign exchange contracts	**$(2)**	$(68)	$28	Royalties	**$(42)**	$(14)	$(32)
Total cash flow hedges	**$(2)**	$(65)	$28		**$(54)**	$(24)	$(30)
Net investment hedges							
Foreign denominated debt	**$ 0**	$ 2	$ (1)				
Other	**$ 0**	$ (3)	$ 0				
Total net investment hedges	**$ 0**	$ (1)	$ (1)				

		Gain/(loss) recognized in income		
Undesignated derivatives	Location	**2011**	2010	2009
Foreign exchange contracts	Other income/(expense), net	**$127**	$(291)	$9
Total undesignated		**$127**	$(291)	$9

(1) The amount of hedge ineffectiveness at December 31, 2011, 2010 and 2009 was insignificant.

16. Fair Value Measurements

Fair value standards under U.S. GAAP define fair value, establish a framework for measuring fair value in applying generally accepted accounting principles, and require disclosures about fair value measurements. The standards also identify two kinds of inputs that are used to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources while unobservable inputs are based on the Company's own market assumptions. Once inputs have been characterized, the inputs are prioritized into one of three broad levels (provided in the table below) used to measure fair value.

Fair value standards apply whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and require the use of observable market data when available.

16. Fair Value Measurements (continued)

The following tables provide fair value measurement information for the Company's major categories of financial assets and liabilities measured on a recurring basis (in millions):

	December 31, 2011	Fair value measurements at reporting date using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Current assets				
Short-term investments	$1,164	$1,155	$ 9 (1)	
Other current assets (2)	$ 12		$ 12	
Non-current assets:				
Other assets	$ 35		$ 35	
Current liabilities				
Other current liabilities (2)	$ 163		$163	
Non-current liabilities:				
Other liabilities (2)	$ 6		$ 6	

(1) Short-term investments are measured using observable quoted prices for similar assets.
(2) Derivative assets and liabilities include foreign exchange contracts which are measured using observable quoted prices for similar assets and liabilities.

	December 31, 2010	Fair value measurements at reporting date using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Current assets:				
Short-term investments	$1,752	$1,737	$ 15 (1)	
Other current assets (2)	$ 5		$ 5	
Non-current assets:				
Other assets	$ 45		$ 45	
Current liabilities:				
Other accrued liabilities (2)	$ 155		$155	
Non-current liabilities:				
Other liabilities (2)	$ 45		$ 45	

(1) Short-term investments are measured using observable quoted prices for similar assets.
(2) Derivative assets and liabilities include foreign exchange contracts which are measured using observable quoted prices for similar assets and liabilities.

As of December 31, 2011 and 2010, the Company did not have any financial assets or liabilities that were measured on a recurring basis using unobservable (or Level 3) inputs.

16. Fair Value Measurements (continued)

The following table provides fair value measurement information for the Company's major categories of financial assets and liabilities measured on a nonrecurring basis during the period (in millions):

		Fair value measurements at reporting date using			
	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Gains (Losses)
Long-lived assets held and used	$107			$107	$(130)

Long-lived assets held and used related to certain assets used in the ion exchange process for the production of large cover glass, with a carrying amount of $237 million were written down to their fair value of $107 million, resulting in an impairment charge of $130 million, which was included in earnings for the period. The impairment charge was determined using a market value approach to fair value the asset base after indicators of impairment were identified. The valuation methodology determined fair value by comparing market transactions of similar assets as well as an evaluation of the fair value of the underlying assets through the application of the cost approach and income approach. The cost approach determines current replacement cost adjusted for physical deterioration and the income approach starts with the forecasts of all expected future cash flows including the eventual disposition at market value of the long-lived assets and applies a risk adjusted discount rate. The key assumptions used in these approaches, which requires significant management judgment, include business assumptions, growth rate, terminal value, physical deterioration, and discount rate. The Company believes its current assumptions and estimates of the impairment are reasonable.

There was no asset or liability measured at fair value on a non-recurring basis as of December 30, 2010.

17. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2009 to December 31, 2011 (in millions):

	Common stock		Treasury stock	
	Shares	Par value	Shares	Cost
Balance at December 31, 2008	1,609	$804	(62)	$(1,160)
Shares issued to benefit plans and for option exercises	7	4	(1)	(36)
Other			(1)	(11)
Balance at December 31, 2009	1,616	$808	(64)	$(1,207)
Shares issued to benefit plans and for option exercises	10	5		
Other			(1)	(20)
Balance at December 31, 2010	1,626	$813	(65)	$(1,227)
Shares issued to benefit plans and for option exercises	10	5		(7)
Shares purchased for treasury			(55)	(779)
Other			(1)	(11)
Balance at December 31, 2011	**1,636**	**$818**	**(121)**	**$(2,024)**

17. Shareholders' Equity (continued)

Accumulated Other Comprehensive Income (Loss)

A summary of the components of other comprehensive income (loss), including our proportionate share of equity method investee's other comprehensive income (loss), is as follows (in millions):

	Foreign currency translation adjustment and other	Unamortized pension losses and prior services costs	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on designated hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2008	$ 642	$(1,155)	$(92)	$(38)	$(643)
Foreign currency translation adjustment and other (1)(2)	166				166
Net unrealized gain on investments (1)(3)			53		53
Net unrealized gain on designated hedges (1)(5)				39	39
Net change in unrecognized postretirement benefit plans (1)(4)		(16)			(16)
Balance at December 31, 2009	$ 808	$(1,171)	$(39)	$ 1	$(401)
Foreign currency translation adjustment and other (1)(2)	566				566
Net unrealized gain on investments (1)(3)			6		6
Net unrealized loss on designated hedges (1)(5)				(24)	(24)
Net change in unrecognized postretirement benefit plans (1)(4)		(104)			(104)
Balance at December 31, 2010	$1,374	$(1,275)	$(33)	$(23)	$ 43
Foreign currency translation adjustment and other (1)	(21)				(21)
Net unrealized gain on investments (1)			4		4
Net unrealized loss on designated hedges (1)(5)				(6)	(6)
Net change in unrecognized postretirement benefit plans (1)(4)		(109)			(109)
Balance at December 31, 2011	**$1,353**	**$(1,384)**	**$(29)**	**$(29)**	**$ (89)**

(1) Includes adjustments from Dow Corning.
(2) Net of tax effect of $(1) million in 2010 and $0.3 million in 2009. Refer to Note 6 (Income Taxes) to the Consolidated Financial Statements for an explanation of Corning's tax paying position.
(3) Net of tax effect of $(5) million in 2010 and $(18) million in 2009.
(4) Net of tax effect of $73 million in 2011, $55 million in 2010 and $(7) million in 2009.
(5) Net of tax effect of $3 million in 2011, $14 million in 2010 and $(19) million in 2009.

18. Earnings Per Common Share

Basic earnings per common share is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share assumes the issuance of common shares for all potentially dilutive securities outstanding.

The reconciliation of the amounts used to compute basic and diluted earnings per common share from continuing operations follows (in millions, except per share amounts):

	Years ended December 31,								
	2011			2010			2009		
	Net income attributable to Corning Incorporated	**Weighted-average shares**	**Per share amount**	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount
Basic earnings per common share	**$2,805**	**1,562**	**$1.80**	$3,558	1,558	$2.28	$2,008	1,550	$1.30
Effect of dilutive securities:									
Employee stock options and awards		**21**			23			18	
Diluted earnings per common share	**$2,805**	**1,583**	**$1.77**	$3,558	1,581	$2.25	$2,008	1,568	$1.28

The following potential common shares were excluded from the calculation of diluted earnings per common share because their inclusion would have been anti-dilutive. In addition, the following performance-based restricted stock awards have been excluded from the calculation of diluted earnings per common share because the number of shares ultimately issued is contingent on our performance against certain targets established for the performance period (in millions):

	Years ended December 31,		
	2011	2010	2009
Potential common shares excluded from the calculation of diluted earnings per share:			
Employee stock options and awards	**29**	43	57
Performance-based restricted stock awards			3
Total	**29**	43	60

19. Share-based Compensation

Stock Compensation Plans

Corning's share-based compensation programs include the following: employee stock options, time-based restricted stock and restricted stock units, and performance-based restricted stock and restricted stock units. At December 31, 2011, our stock compensation programs were in accordance with the 2005 Employee Equity Participation Program, as amended, the 2003 Equity Plan for Non-Employee Directors, as amended, and the 2010 Equity Plan for Non-Employee Directors. Any ungranted shares from prior years will be available for grant in the current year. Any remaining shares available for grant, but not yet granted, may be carried over and used in the following year. At December 31, 2011, there were approximately 48 million shares available for grant.

The Company measures and recognizes compensation cost for all share-based payment awards made to employees and directors based on estimated fair values. Fair values for stock options granted prior to January 1, 2010 were estimated using a lattice-based binomial valuation model. In 2010, Corning began estimating fair values for stock options granted using a multiple-point Black-Scholes model. Both models incorporate the required assumptions and meet the fair value measurement objective.

19. Share-based Compensation (continued)

The fair value of awards granted subsequent to January 1, 2006 that are expected to ultimately vest is recognized as expense over the requisite service periods. The number of options expected to vest equals the total options granted less an estimation of the number of forfeitures expected to occur prior to vesting. The forfeiture rate is calculated based on 15 years of historical data and is adjusted if actual forfeitures differ significantly from the original estimates. The effect of any change in estimated forfeitures would be recognized through a cumulative adjustment that would be included in compensation cost in the period of the change in estimate.

Total share-based compensation cost of $86 million, $92 million, and $127 million was disclosed in operating activities on the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Options

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued, or treasury shares, at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

The following table summarizes information concerning options outstanding including the related transactions under the options plans for the year ended December 31, 2011:

	Number of shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term in years	Aggregate intrinsic value (in thousands)
Options outstanding as of December 31, 2010	72,461	$16.22		
Granted	5,325	$21.10		
Exercised	(8,212)	$11.02		
Forfeited and expired	(4,547)	$35.75		
Options outstanding as of December 31, 2011	65,027	$15.91	4.77	126,366
Options exercisable as of December 31, 2011	53,209	$15.49	4.04	118,042

The aggregate intrinsic value (market value of stock less option exercise price) in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price on December 31, 2011, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable on December 31, 2011, was approximately 28 million.

The weighted-average grant-date fair value for options granted for the years ended December 31, 2011, 2010 and 2009 was $9.22, $8.56, and $4.47, respectively. The total fair value of options that vested during the years ended December 31, 2011, 2010 and 2009 was approximately $57 million, $63 million, and $57 million, respectively. Compensation cost related to stock options for the years ended December 31, 2011, 2010 and 2009, was approximately $48 million, $53 million, and $65 million, respectively.

As of December 31, 2011, there was approximately $24 million of unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2 years.

Proceeds received from the exercise of stock options were $90 million for the year ended December 31, 2011, which were included in financing activities on the Company's Consolidated Statements of Cash Flows. The total intrinsic value of options exercised for the years ended December 31, 2011, 2010 and 2009 was approximately $77 million, $57 million, and $24 million, respectively, which is currently deductible for tax purposes. Refer to Note 6 (Income Taxes) to the Consolidated Financial Statements.

19. Share-based Compensation (continued)

An award is considered vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). Prior to December 1, 2008, the terms and conditions of Corning's stock option agreement specified that employees continue to vest in option awards after retirement without providing any additional services. For awards granted from January 1, 2006 to December 1, 2008, compensation cost was recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the stated or nominal vesting period. Corning amended the terms and conditions of its stock option agreement on December 1, 2008 for awards to retirement eligible employees. Awards are earned ratably each month that the employee provides service over the twelve months following the grant date, and the related compensation expense is recognized over this twelve month service period or over the period from the grant date to the date of retirement eligibility for employees that become age 55 during the vesting period.

Corning used a binomial lattice model to estimate the fair values of stock option grants through December 31, 2009. Effective January 1, 2010, Corning began using a multiple point Black-Scholes model to estimate the fair value of stock option grants. The financial impact of the change in valuation models is insignificant.

For stock options granted in 2011 and 2010, Corning utilized a blended approach for calculating the volatility assumption used in the multiple-point Black-Scholes model defined as the weighted average of the short-term implied volatility, the most recent volatility for the period equal to the expected term, and the most recent 15-year historical volatility. The expected term assumption is the period of time the options are expected to be outstanding, and is calculated using a combination of historical exercise experience adjusted to reflect the current vesting period of options being valued, and partial life cycles of outstanding options. The risk-free rates used in the multiple-point Black-Scholes model are the implied rates for a zero-coupon U.S. Treasury bond with a term equal to the option's expected term. The ranges given below result from separate groups of employees exhibiting different exercise behavior.

For stock options granted in 2009, expected volatility was based on the blended short-term volatility (the arithmetic average of the implied volatility and the short-term historical volatility), and the most recent 15-year historical volatility of Corning's stock. The expected time to exercise of options granted in 2009 was derived using a regression model and represents the period of time that options granted are expected to be outstanding. The risk-free rates used in the lattice-based binomial model were derived from the U.S. Treasury yield curve in effect from the grant date to the option's expiration date.

The following inputs were used for the valuation of option grants under our Stock Option Plans:

	2011	2010	2009
Expected volatility	**47-49%**	48-49%	40-60%
Weighted-average volatility	**47-49%**	48-49%	54-55%
Dividend yield	**1.05-1.10%**	1.13-1.40%	1.40-1.59%
Risk-free rate	**1.0-2.7%**	1.5-3.2%	0.1-5.6%
Average risk-free rate	**1.3-2.6%**	2-3.2%	2.7-3.8%
Expected term (in years)	**5.1-6.7**	5.1-6.5	
Expected time to exercise (in years)			1.6-5.8
Pre-vesting departure rate	**0.4-3.9%**	1.4-3.6%	1.3-2.8%

Incentive Stock Plans

The Corning Incentive Stock Plan permits restricted stock and stock unit grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration. Restricted stock and stock units under the Incentive Stock Plan are granted at-the-money, contingently vest over a period of generally 1 to 10 years, and generally have contractual lives of 1 to 10 years.

The fair value of each restricted stock grant or restricted stock unit awarded under the Incentive Stock Plans was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants under the Incentive Stock Plans is generally 1 to 10 years.

Time-Based Restricted Stock and Restricted Stock Units:

Time-based restricted stock and restricted stock units are issued by the Company on a discretionary basis, and are payable in shares of the Company's common stock upon vesting. The fair value is based on the market price of the Company's stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting.

19. Share-based Compensation (continued)

The following table represents a summary of the status of the Company's nonvested time-based restricted stock and restricted stock units as of December 31, 2010, and changes during the year ended December 31, 2011:

	Shares (000's)	Weighted-average grant-date fair value
Nonvested shares at December 31, 2010	3,698	$18.33
Granted	1,600	18.97
Vested	(917)	18.80
Forfeited	(277)	22.96
Nonvested shares and share units at December 31, 2011	**4,104**	**$18.16**

As of December 31, 2011, there was approximately $25 million of unrecognized compensation cost related to nonvested time-based restricted stock and restricted stock units compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2 years. The total fair value of time-based restricted stock that vested during the years ended December 31, 2011, 2010 and 2009 was approximately $15 million, $11 million, and $5 million, respectively. Compensation cost related to time-based restricted stock and restricted stock units was approximately $29 million, $23 million, and $14 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Performance-Based Restricted Stock and Restricted Stock Units:

Performance-based restricted stock and restricted stock units are earned upon the achievement of certain targets, and are payable in shares of the Company's common stock upon vesting typically over a three-year period. The fair value is based on the market price of the Company's stock on the grant date and assumes that the target payout level will be achieved. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting. During the performance period, compensation cost may be adjusted based on changes in the expected outcome of the performance-related target.

The following table represents a summary of the status of the Company's nonvested performance-based restricted stock and restricted stock units as of December 31, 2010, and changes during the year ended December 31, 2011:

	Shares (000's)	Weighted-average grant-date fair value
Nonvested restricted stock at December 31, 2010	6,072	$ 9.24
Granted		
Vested	(712)	13.51
Forfeited	(226)	8.67
Nonvested restricted stock and restricted stock units at December 31, 2011	**5,134**	**$ 8.67**

As of December 31, 2011, there was approximately $2 million of unrecognized compensation cost related to nonvested performance-based restricted stock and restricted stock unit compensation arrangements granted under the Plan. The cost is expected to be recognized over the first quarter of 2012. The total fair value of performance-based restricted stock that vested during the years ended December 31, 2011, 2010 and 2009, was approximately $10 million, $44 million, and $50 million, respectively. Compensation cost related to performance-based restricted stock and restricted stock units was approximately $9 million, $14 million, and $44 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Worldwide Employee Share Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, Corning offered a Worldwide Employee Share Purchase Plan (WESPP). Under the WESPP, substantially all employees could elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock was 85% of the end-of-quarter closing market price. Compensation cost related to the WESPP for all periods presented is immaterial.

On February 3, 2010, Corning's Board of Directors approved the recommendation to terminate on-going WESPP contributions effective March 31, 2010 and the WESPP terminated in May 2010.

20. Reportable Segments

Our reportable segments are as follows:

- Display Technologies - manufactures glass substrates for flat panel liquid crystal displays.
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies - manufactures ceramic substrates and filters for automotive and diesel applications. This reportable segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials - manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

All other reportable segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other." This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our reportable segments in the respective segment's net income. We have allocated certain common expenses among reportable segments differently than we would for stand-alone financial information. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

20. Reportable Segments (continued)

The following provides historical segment information as described above:

Segment Information (in millions)

	Display Technologies	Telecom-munications	Environmental Technologies	Specialty Materials	Life Sciences	All Other	Total
For the year ended December 31, 2011							
Net sales	$ 3,145	$2,072	$ 998	$1,074	$595	$ 6	$ 7,890
Depreciation (1)	$ 511	$ 123	$ 107	$ 156	$ 34	$ 12	$ 943
Amortization of purchased intangibles		$ 7		$ 1	$ 7		$ 15
Research, development and engineering expenses (2)	$ 91	$ 125	$ 96	$ 137	$ 19	$ 98	$ 566
Restructuring, impairment and other (credits) charges (3)		$ (1)		$ 130			$ 129
Equity in earnings of affiliated companies	$ 1,027	$ 3	$ 1	$ 4		$ 15	$ 1,050
Income tax (provision) benefit	$ (501)	$ (82)	$ (58)	$ 24	$ (29)	$ 39	$ (607)
Net income (loss) (5)	$ 2,349	$ 195	$ 121	$ (36)	$ 61	$ (78)	$ 2,612
Investment in affiliated companies, at equity	$ 3,132	$ 19	$ 31	$ 4		$243	$ 3,429
Segment assets (6)	$10,387	$1,201	$1,089	$1,455	$363	$396	$14,891
Capital expenditures	$ 1,304	$ 195	$ 174	$ 348	$ 57	$116	$ 2,194
For the year ended December 31, 2010							
Net sales	$ 3,011	$1,712	$ 816	$ 578	$508	$ 7	$ 6,632
Depreciation (1)	$ 513	$ 118	$ 105	$ 72	$ 32	$ 12	$ 852
Amortization of purchased intangibles		$ 1			$ 7		$ 8
Research, development and engineering expenses (2)	$ 90	$ 115	$ 96	$ 87	$ 16	$114	$ 518
Restructuring, impairment and other credits (3)	$ (324)	$ (3)		$ (2)			$ (329)
Equity in earnings of affiliated companies (4)	$ 1,452	$ 3	$ 5			$ 45	$ 1,505
Income tax (provision) benefit	$ (618)	$ (46)	$ (20)	$ 13	$ (30)	$ 50	$ (651)
Net income (loss) (5)	$ 2,993	$ 98	$ 43	$ (32)	$ 60	$ (75)	$ 3,087
Investment in affiliated companies, at equity	$ 2,766	$ 19	$ 34			$238	$ 3,057
Segment assets (6)	$ 9,138	$ 988	$ 915	$ 869	$302	$240	$12,452
Capital expenditures	$ 497	$ 69	$ 65	$ 143	$ 31	$ 43	$ 848
For the year ended December 31, 2009							
Net sales	$ 2,426	$1,677	$ 590	$ 331	$366	$ 5	$ 5,395
Depreciation (1)	$ 479	$ 130	$ 98	$ 46	$ 20	$ 13	$ 786
Amortization of purchased intangibles		$ 10					$ 10
Research, development and engineering expenses (2)	$ 81	$ 94	$ 107	$ 58	$ 12	$125	$ 477
Restructuring, impairment and other charges	$ 31	$ 42	$ 28	$ 17	$ 8	$ 4	$ 130
Equity in earnings (loss) of affiliated companies	$ 1,102	$ (3)	$ 7			$ 32	$ 1,138
Income tax (provision) benefit	$ (279)	$ (19)	$ 24	$ 28	$ (19)	$ 45	$ (220)
Net income (loss) (5)	$ 1,992	$ 19	$ (42)	$ (54)	$ 39	$ (80)	$ 1,874
Investment in affiliated companies, at equity	$ 2,618	$ 18	$ 34			$206	$ 2,876
Segment assets (6)	$ 8,699	$ 967	$ 874	$ 319	$229	$206	$11,294
Capital expenditures	$ 552	$ 65	$ 51	$ 33	$ 26	$ 14	$ 741

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment.

(2) Research, development and engineering expenses include direct project spending that is identifiable to a segment.

(3) In 2011, Corning recorded a $130 million impairment charge in the Specialty Materials segment related to certain assets located in Japan used for the production of large cover glass. In 2010, Corning recorded $324 million on the settlement of business interruption and property damage insurance claims in the Display Technologies segment resulting from earthquake activity near the Shizuoka, Japan facility and a power disruption at the Taichung, Taiwan facility in 2009.

(4) In 2010, equity in earnings of affiliated companies in the Display Technologies segment included a $61 million credit for our share of a revised Samsung Corning Precision tax holiday calculation agreed to by the Korean National Tax service.

(5) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.

(6) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

20. Reportable Segments (continued)

For the year ended December 31, 2011, the following number of customers, which individually accounted for 10% or more of each segment's sales, represented the following concentration of segment sales:

- In the Display Technologies segment, four customers accounted for 77% of total segment sales.
- In the Telecommunications segment, one customer accounted for 12% of total segment sales.
- In the Environmental Technologies segment, three customers accounted for 85% of total segment sales.
- In the Specialty Materials segment, two customers accounted for 42% of total segment sales.
- In the Life Sciences segment, two customers accounted for 39% of total segment sales.

A significant amount of specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia. It is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2011	2010	2009
Net income of reportable segments	**$2,690**	$3,162	$1,954
Net loss of All Other	**(78)**	(75)	(80)
Unallocated amounts:			
Net financing costs (1)	**(190)**	(183)	(122)
Stock-based compensation expense	**(86)**	(92)	(127)
Exploratory research	**(79)**	(59)	(61)
Corporate contributions	**(48)**	(33)	(27)
Equity in earnings of affiliated companies, net of impairments (2)	**421**	453	297
Asbestos litigation (3)	**(24)**	49	(20)
Other corporate items (4)	**199**	336	194
Net income	**$2,805**	$3,558	$2,008

(1) Net financing costs include interest expense, interest income, and interest costs and investment gains and losses associated with benefit plans.

(2) Equity in earnings of affiliated companies, net of impairments, is primarily equity in earnings of Dow Corning, which includes the following items:
- In 2011, an $89 million credit for our share of Dow Corning's settlement of a dispute related to long term supply agreements.
- In 2010, a $21 million credit for our share of U.S. advanced energy manufacturing tax credits and a $26 million credit for our share of a release of valuation allowances on foreign deferred tax assets. Corning also recorded a $16 million credit for our share of excess foreign tax credits from foreign dividends.
- In 2009, a $29 million credit primarily for our share of excess foreign tax credits from foreign dividends and a $29 million charge for our share of restructuring charges.

(3) In 2011, Corning recorded charges of $24 million to adjust the asbestos liability for the change in value of the components of the Amended PCC Plan. In 2010, Corning recorded a net credit of $49 million primarily reflecting the change in the terms of the proposed asbestos settlement. In 2009, Corning recorded charges of $20 million to adjust the asbestos liability for the change in value of certain components of the amended PCC Plan and the estimated liability for non-PCC asbestos claims.

(4) Other corporate items include the tax impact of the unallocated amounts and the following significant items:
- In 2011, Corning recorded a $41 million tax benefit from the filing of an amended 2006 U.S. Federal Tax return to claim foreign tax credits.
- In 2010, Corning recorded a loss of $30 million ($19 million after tax) from the repurchase of $126 million principal amount of our 6.2% senior unsecured notes due March 15, 2016 and $100 million principal amount of our 5.9% senior unsecured notes due March 15, 2014.
- In 2009, Corning recorded $10 million of additional valuation allowance due to a change in judgment about the realizability of U.S. and United Kingdom deferred tax assets in future years; a $41 million tax benefit to reflect a deferred tax asset associated with Medicare Part D subsidies; a $27 million U.S. tax credit for research and experimentation expenses incurred from 2005 to 2008; and $98 million of restructuring charges.

20. Reportable Segments (continued)

A reconciliation of reportable segment net assets to consolidated net assets follows (in millions):

	Years ended December 31,		
	2011	2010	2009
Total assets of reportable segments	**$14,495**	$12,212	$11,088
Non-reportable segments	**396**	240	206
Unallocated amounts:			
Current assets (1)	**6,602**	7,152	4,203
Investments (2)	**1,298**	1,315	1,116
Property, net (3)	**1,283**	1,255	895
Other non-current assets (4)	**3,774**	3,659	3,787
Total assets	**$27,848**	$25,833	$21,295

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.
(2) Represents corporate investments in affiliated companies, at both cost and equity (primarily Dow Corning Corporation).
(3) Represents corporate property not specifically identifiable to an operating segment.
(4) Includes non-current corporate assets, pension assets and deferred taxes.

In our 2010 Form 10-K, reported sales in our geographic disclosures from Japan for the year ended December 31, 2010 excluded sales in the amount of approximately $365 million.

Information concerning principal geographic areas was as follows (in millions):

	2011		2010		2009	
	Net sales	**Long-lived assets (1)**	Net sales	Long-lived assets (1)	Net sales	Long-lived assets (1)
North America						
United States	**$1,676**	**$ 6,087**	$1,564	$ 4,969	$1,298	$ 4,625
Canada	**229**		199		110	
Mexico	**26**	**78**	42	95	44	64
Total North America	**1,931**	**6,165**	1,805	5,064	1,452	4,689
Asia Pacific						
Japan	**1,252**	**2,210**	1,068	2,368	667	2,095
Taiwan	**1,850**	**3,341**	1,891	2,850	1,732	2,518
China	**1,550**	**764**	756	314	633	400
Korea	**101**	**3,357**	72	2,946	61	2,766
Other	**145**	**11**	127	11	103	10
Total Asia Pacific	**4,898**	**9,683**	3,914	8,489	3,196	7,789
Europe						
Germany	**318**	**134**	270	121	188	57
France	**65**	**197**	54	195	47	125
United Kingdom	**124**		118	4	92	
Other	**263**	**273**	239	241	260	63
Total Europe	**770**	**604**	681	561	587	245
Latin America						
Brazil	**29**	1	28		19	
Other	**25**	**6**	25		15	
Total Latin America	**54**	**7**	53		34	
All Other	**237**	**25**	179	25	126	26
Total	**$7,890**	**$16,484**	$6,632	$14,139	$5,395	$12,749

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets. Assets in the U.S. and Korea include investments in Dow Corning Corporation and Samsung Corning Precision.

Corning Incorporated and Subsidiary Companies
Valuation Accounts and Reserves
(in millions)

Year ended December 31, 2011	**Balance at beginning of period**	**Additions**	**Net deductions and other**	**Balance at end of period**
Doubtful accounts and allowances	**$ 20**		**$ 1**	**$ 19**
Deferred tax assets valuation allowance	**$214**	**$ 15**	**$ 10**	**$219**
Accumulated amortization of purchased intangible assets	**$221**	**$ 15**	**$101**	**$135**
Reserves for accrued costs of business restructuring	**$ 27**		**$ 17**	**$ 10**

Year ended December 31, 2010	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 20			$ 20
Deferred tax assets valuation allowance	$245		$ 31	$214
Accumulated amortization of purchased intangible assets	$217	$ 4		$221
Reserves for accrued costs of business restructuring	$100		$ 73	$ 27

Year ended December 31, 2009	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 20			$ 20
Deferred tax assets valuation allowance	$230	$ 15		$245
Accumulated amortization of purchased intangible assets	$204	$ 13		$217
Reserves for accrued costs of business restructuring	$ 34	$209	$143	$100

Quarterly Operating Results
(unaudited)

(In millions, except per share amounts)

2011	**First quarter**	**Second quarter**	**Third quarter**	**Fourth quarter**	**Total year**
Net sales	**$1,923**	**$2,005**	**$2,075**	**$1,887**	**$7,890**
Gross margin	**$ 874**	**$ 889**	**$ 978**	**$ 825**	**$3,566**
Restructuring, impairment and other credits				**$ 129**	**$ 129**
Asbestos litigation charges	**$ 5**	**$ 5**	**$ 5**	**$ 9**	**$ 24**
Equity in earnings of affiliated companies	**$ 398**	**$ 428**	**$ 324**	**$ 321**	**$1,471**
Provision for income taxes	**$ (114)**	**$ (123)**	**$ (110)**	**$ (61)**	**$ (408)**
Net income attributable to Corning Incorporated	**$ 748**	**$ 755**	**$ 811**	**$ 491**	**$2,805**
Basic earnings per common share	**$ 0.48**	**$ 0.48**	**$ 0.52**	**$ 0.32**	**$ 1.80**
Diluted earnings per common share	**$ 0.47**	**$ 0.47**	**$ 0.51**	**$ 0.31**	**$ 1.77**

2010	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
Net sales	$1,553	$1,712	$1,602	$1,765	$6,632
Gross margin	$ 731	$ 827	$ 724	$ 767	$3,049
Restructuring, impairment and other charges	$ (2)		$ (1)	$ (326)	$ (329)
Asbestos litigation charges	$ (52)	$ 5	$ 6	$ (8)	$ (49)
Equity in earnings of affiliated companies	$ 469	$ 474	$ 504	$ 511	$1,958
Provision for income taxes	$ (97)	$ (31)	$ (14)	$ (145)	$ (287)
Net income attributable to Corning Incorporated	$ 816	$ 913	$ 785	$1,044	$3,558
Basic earnings per common share	$ 0.52	$ 0.59	$ 0.50	$ 0.67	$ 2.28
Diluted earnings per common share	$ 0.52	$ 0.58	$ 0.50	$ 0.66	$ 2.25

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Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 26, 2012, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 13, 2012. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com and at www.corning.com/2012_proxy. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report, proxy statement, Form 10-K and other information can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com.

Investor Information

Investment analysts and investors who need additional information may contact Mr. Kenneth C. Sofio, Vice President, Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000.

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

Transfer Agent & Registrar

Computershare Trust Company
250 Royall Street, Mail Stop 1A
Canton, MA 02021
Telephone: 800.255.0461
Website: www.computershare.com/contactus

Independent Auditors

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

Executive Certifications

Corning submitted its 2011 Annual CEO Certification to NYSE on compliance with NYSE corporate governance listing standards, and filed with SEC its Sarbanes Oxley Act 302 Certifications as exhibits to its most recent Form 10-K.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— Global business, economic and political conditions,
— conditions in the financial and credit markets,
— tariffs, import duties, tax rates and currency fluctuations,
— product demand and industry capacity,
— competition and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— availability and costs of critical components and materials,
— new product development and commercialization,
— order activity and demand from major customers,
— fluctuations in spending by customers and pricing,
— disruptions in commercial activities due to terrorist activity, armed conflict, political or financial instability, natural disasters, or major health concerns,
— new plant start-up or restructuring costs,
— effect of regulatory or legal developments,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— ability to pace capital spending to customer demand,
— credit rating and ability to obtain financing and capital,
— financial risk management,
— capital spending,
— equity company activities,
— interest costs,
— restructuring, goodwill and intangible asset impairment charges,
— acquisition and divestiture activities,
— rate of technology change,
— level of excess or obsolete inventory,
— ability to enforce patents,
— adverse litigation or regulatory developments,
— product, materials and components performance issues,
— retention of key personnel,
— stock price fluctuations,
— rate of substitution by end-users purchasing LCDs,
— downturn in demand for LCD glass substrates,
— customer ability to maintain profitable operations and obtain financing to fund expansions,
— fluctuations in supply chain inventory levels,
— movements in foreign exchange rates,
— adverse weather conditions and earthquakes, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Trademarks

A number of Corning trademarks appear throughout this annual report. For a complete listing of Corning's registered trademarks, visit: www.corning.com/legal/privacy_policy.aspx

Corning is an equal opportunity employer.

Printed in the USA

Board of Directors

John Seely Brown
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA
(2) (5)

Stephanie A. Burns
Retired Chairman
& Chief Executive Officer
Dow Corning Corporation
Sunset, SC
(3)

John A. Canning, Jr.
Co-Founder & Chairman
Madison Dearborn Partners, LLC
Chicago, IL
(4) (5)

Richard T. Clark
Retired Chairman
& Chief Executive Officer
Merck & Co., Inc.
Whitehouse Station, NJ
(1) (2)

Robert F. Cummings, Jr.
Vice Chairman
of Investment Banking
JPMorgan Chase & Co.
New York, NY
(1) (4) (6)

James B. Flaws
Vice Chairman
& Chief Financial Officer
Corning Incorporated
Corning, NY
(4) (6)

Gordon Gund
Chairman
& Chief Executive Officer
Gund Investment Corporation
Princeton, NJ
(2) (5) (6)

Kurt M. Landgraf
President
& Chief Executive Officer
Educational Testing Service
Princeton, NJ
(1) (3)

Deborah D. Rieman
Managing Director
Equus Management Company
Woodside, CA
(1) (2)

H. Onno Ruding
Retired Vice Chairman
& Director
Citicorp & Citibank, N. A.
Brussels, Belgium
(1) (4)

William D. Smithburg
Retired Chairman, President
& Chief Executive Officer
The Quaker Oats Company
Chicago, IL
(2) (5) (6)

Glenn F. Tilton
Chairman of the Midwest
JPMorgan Chase & Co.
Chicago, IL
(1) (3)

Hansel E. Tookes II
Retired Chairman
& Chief Executive Officer
Raytheon Aircraft Company
Palm Beach Gardens, FL
(4) (5)

Wendell P. Weeks
Chairman of the Board,
Chief Executive Officer
& President
Corning Incorporated
Corning, NY
(6)

Mark S. Wrighton
Chancellor
& Professor of Chemistry
Washington University in St. Louis
St. Louis, MO
(1) (3)

Corporate Officers

Wendell P. Weeks
Chairman of the Board,
Chief Executive Officer
& President

James B. Flaws
Vice Chairman
& Chief Financial Officer

Kirk P. Gregg
Executive Vice President
& Chief Administrative Officer

Lawrence D. McRae
Executive Vice President —
Strategy & Corporate
Development

Joseph A. Miller, Jr.
Executive Vice President
& Chief Technology Officer

Jeffrey W. Evenson
Senior Vice President
& Operations Chief of Staff

Vincent P. Hatton
Senior Vice President
& General Counsel

Mark S. Rogus
Senior Vice President
& Treasurer

R. Tony Tripeny
Senior Vice President
& Corporate Controller

Denise A. Hauselt
Vice President, Secretary
& Assistant General Counsel

Other Officers

Thomas Appelt
Vice President
& Global Business Director —
Environmental Technologies

Madapusi K. Badrinarayan
Vice President
& Research Director —
Inorganic & Broad-based
Technologies

John P. Bayne, Jr.
Vice President
& General Manager —
High Performance Displays

Mark A. Beck
Senior Vice President
& General Manager —
Environmental Technologies

Gary S. Calabrese
Senior Vice President
New Business Development

Cheryl C. Capps
Vice President —
Procurement & Transportation

James P. Clappin
President —
Corning Glass Technologies

Jack H. Cleland
Vice President,
Deputy General Counsel
& Chief Compliance Officer

Charles R. Craig
Senior Vice President —
Science & Technology

Martin J. Curran
Senior Vice President
& General Manager —
Corning Optical Fiber

Michael W. Donnelly
Vice President —
Business Services

Richard M. Eglen
Vice President
& General Manager —
Life Sciences

Alan T. Eusden
Chairman & President —
Corning Display Technologies
Taiwan

Lisa Ferrero
General Manager —
Display Technologies

Susan L. Ford
Vice President —
Tax

Vivian L. Gernand
Vice President & Chief
Information Security Officer

Marc S. Giroux
Senior Vice President
& Chief Engineer —
Manufacturing Technology
& Engineering

Thomas R. Hinman
Senior Vice President —
Corning International

Clifford L. Hund
General Manager & President —
Corning East Asia

Wilfred M. Kenan, Jr.
Vice President
& Manufacturing Manager —
Environmental Technologies

Lydia Kenton Walsh
Vice President
& General Manager —
Life Sciences Base Business

Clark S. Kinlin
President
& Chief Executive Officer —
Corning Cable Systems

Mark W. Lauroesch
Vice President
& General Intellectual
Property Counsel

John P. MacMahon
Senior Vice President —
Global Compensation & Benefits

Jean-Pierre Mazeau
Senior Vice President & Director —
Corporate Product
& Process Development

Donald A. McCabe, Jr.
Senior Vice President —
Mfg. & Performance Excellence

Kevin J. McManus
Senior Vice President
& Chief Information Officer

David L. Morse
Senior Vice President & Director —
Corporate Research
Science & Technology

Eric S. Musser
General Manager —
Corning Greater China

Mark A. Newhouse
Senior Vice President
& Chief Technology Officer Asia —
Science & Technology

Christine M. Pambianchi
Senior Vice President —
Human Resources

Timothy J. Regan
Senior Vice President —
Worldwide Government Affairs

Robert J. Ritchie
Vice President —
New Opportunity Development

Kenneth C. Sofio
Vice President —
Investor Relations

James R. Steiner
Senior Vice President
& General Manager —
Specialty Materials

Curt Weinstein
Vice President
& General Manager —
Advanced Optics
Specialty Materials

Board Committees
(1) Audit; (2) Compensation; (3) Corporate Relations; (4) Finance; (5) Nominating & Corporate Governance; (6) Executive



CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831-0001
U.S.A.

www.corning.com

02AR40011EN